Exhibit 10.22

Certain information has been omitted from the exhibit because it is both (i) not material and (ii) of the type that the registrant customarily and actually treats as private or confidential. The omissions have been indicated by (“[***]”).

EXECUTION VERSION

Sale and Purchase Agreement (Gold and Palladium)

Between

OMF Fund III (Kr) LLC
as Purchaser

Pilanesberg Platinum Mines (Pty) Ltd
as ProjectCo

Sedibelo Group Services (Pty) Ltd
as Seller

Richtrau No. 123 (Pty) Ltd
as Magazynskraal MineCo

The parties identified herein as Guarantors

Table of Contents

Page

1.	INTERPRETATION	4

2.	PURCHASE AND SALE	54

3.	PREPAYMENT	60

4.	TERM	65

5.	REPORTING; BOOKS AND RECORDS; INSPECTIONS	66

6.	COVENANTS	72

7.	TRANSFERS OF INTERESTS	83

8.	SECURITY AND GUARANTEES	86

9.	REPRESENTATIONS AND WARRANTIES	93

10.	PROJECT ENTITY EVENTS OF DEFAULT	94

11.	PURCHASER EVENTS OF DEFAULT	99

12.	TAXES	101

13.	INDEMNITIES	104

14.	BUYBACK	105

15.	GENERAL	107

(i)

(ii)

THIS AGREEMENT is dated                                               and made

BETWEEN:

(1)	OMF Fund III (Kr) LLC, registered in the State of Delaware, United States of America as a limited liability corporation and having its registered office at 251 Little Falls Drive, Wilmington, DE 19808 (the “Purchaser”);

(2)	PILANESBERG PLATINUM MINES (PTY) LTD, registered in South Africa as company number 2002/015572/07 and having its registered office at Unit FF04 First Floor, Block C, Southdowns Office Park, corner of John Vorster Drive and Karee Road, Irene Ext 54, Gauteng, 0157 (the “ProjectCo”);

(3)	SEDIBELO GROUP SERVICES (PTY) LTD, registered in South Africa as company number 2021/773335/07 and having its registered office at Unit FF04 First Floor, Block C, Southdowns Office Park, corner of John Vorster Drive and Karee Road, Irene Ext 54, Gauteng, 0157 (“Seller”);

(4)	RICHTRAU NO. 123 (PTY) LTD, registered in South Africa as company number 2006/017346/07 and having its registered office at Unit FF04 First Floor, Block C, Southdowns Office Park, corner of John Vorster Drive and Karee Road, Irene Ext 54, Gauteng, 0157 (“Magazynskraal MineCo”);

(5)	SEDIBELO RESOURCES LIMITED, a non-cellular company incorporated under the laws of the Island of Guernsey (“Guernsey”) with company number 54400 and having its registered office at Oak House, Hirzel Street St Peter Port, Guernsey, GY1 3RH (the “Initial Parent”);

(6)	CLIDET NO. 832 (PTY) LTD, registered in South Africa as company number 2008/011497/07 and having its registered office at Unit FF04 First Floor, Block C, Southdowns Office Park, corner of John Vorster Drive and Karee Road, Irene Ext 54, Gauteng, 0157 (“Clidet”);

(7)	ORKID S.ÁR.L., Société à responsabilité limitée, Registered office: 19, rue Eugène Ruppert, L - 2453 Luxembourg, R.C.S. Luxembourg: B167777 (“Orkid”); and

(8)	PLATINUM INVESTOR CONSORTIUM (PTY) LTD, registered in South Africa as company number 2007/030604/07 and having its registered office at Unit FF04 First Floor, Block C, Southdowns Office Park, corner of John Vorster Drive and Karee Road, Irene Ext 54, Gauteng, 0157 (“PIC”).

BACKGROUND: The Seller has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Seller, Refined Gold and Refined Palladium, pursuant to the Gold Stream and the Palladium Stream, subject to and in accordance with the terms and conditions of this Agreement. The Guarantors, acknowledging that such sale and purchase will be of benefit to the Seller Group Members as a whole, wish to guarantee, on a joint and several basis, all of the obligations of the Seller (and each other Guarantor) arising under this Agreement as provided for herein.

NOW THEREFORE: in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement, including in the recitals and schedules hereto:

“Abandonment Notice” has the meaning given to it in Clause 6.13.

“Abandonment Property” has the meaning given to it in Clause 6.13.

"Acceptable Bank" means:

(A)	a bank or financial institution which has a rating for its long term unsecured and non-credit enhanced debt obligations of A+ or higher by Standard & Poor's Rating Services or Fitch Ratings Ltd or A or higher by Moody's Investor Services Limited or a comparable rating from an internationally recognised credit rating agency;

(B)	[***]; or

(C)	any other bank or financial institution approved by the Purchaser in writing.

“Acceptable Jurisdiction” means, in respect of a metal account or accounts, such account is located in England.

“Acceptable Mining Reporting Standards” means the SAMREC Code, National Instrument 43-101, the JORC Code or SEC Industry Guide 7.

“Acquisition” means, with respect to any Person, any purchase or other acquisition by such Person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (A) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person so that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the property of any other Person, or (B) any division, business, project, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, project, operation or undertaking of any other Person.

“Additional Guarantor” means any Person to whom Clause 7.2(B) or 8.5 applies.

“Additional Shared Collateral” means any and all Encumbrances created in connection with the terms of a Senior Financing and/or Existing Stream Agreement in respect of any of the following:

[***]

“Additional Shared Senior Security Document” means a security agreement (howsoever described) enter into in respect of Additional Shared Collateral and designated as an “Additional Shared Senior Security Document” pursuant to the terms of the Intercreditor Agreement.

[***]

[***]

“Affiliate” means (A) with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such person.

“Agreement” means this purchase and sale agreement and all attached schedules, in each case as the same may be amended, restated, amended and restated, supplemented, modified or superseded from time to time in accordance with the terms hereof.

“Anglo Agreement” means the subscription agreement dated on or about 11 November 2012 entered into between, among others, Rustenburg Platinum Mines Limited, the Parent, the Bakgatla Ba Kgafela Tribe, the ProjectCo and Magazynskraal MineCo.

“Annual E&S Monitoring Report” means a written report prepared by Independent Consultant, in connection with the ProjectCo’s performance in respect of the IFC Performance Standards in accordance with Clause 5.3, incorporating inputs from suitably qualified third party consultants, where appropriate, in accordance with Performance Standard 1 of the IFC Performance Standards, which shall be in such form as is generally adopted in connection with Performance Standard 1.

“Anti-Corruption Laws” means the Prevention and Combating of Corrupt Activities Act, No. 12 of 2004, the United Kingdom Bribery Act 2010, and the United States Foreign Corrupt Practices Act of 1977 (which shall each be deemed, for the purposes of this Agreement, to apply to each relevant Person as if it was subject to such laws in all respects) and all other laws, rules, and regulations of any jurisdiction applicable to any Seller Group Member from time to time concerning or relating to bribery or corruption.

“Anti-Corruption Policy” means the anti-bribery and anti-corruption policy of the Seller Group Members, adopted by the board of directors of each Seller Group Member, as the same may be amended, revised, supplemented or replaced from time to time in accordance with Clause 6.3.

“Anti-Money Laundering Laws” means the Prevention of Organised Crime Act, No. 121 of 1998, the Financial Intelligence Centre Act, No. 38 of 2001 and the Protection of Constitutional Democracy Against Terrorist and Related Activities Act, No. 33 of 2004, and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws, whether within the Republic of South Africa or, to the extent applicable to any Seller Group Member, elsewhere, including any regulations, guidelines or orders thereunder.

“Applicable Law” means any law (including constitutional, statutory, common law and equity), legislation or statute including any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent, decree or administrative Order), or Licence of a Governmental Body, including any change in the interpretation of, or application of any of the foregoing (including the characterisation or re-characterisation of any of the Stream Documents and the transactions contemplated thereunder), in each case to the extent applicable to and legally binding upon or having the force of law over any specified Person, property, transaction or event, or any of such Person’s property or assets.

“Approved Purchaser Transferee” means a Person which:

(A)	is not a PGM Producer/Refiner;

(B)	prior to the earlier to occur of the payment of the Prepayment Amount and the Prepayment Longstop Date has sufficient financial resources to meet its payment obligations in respect of the Prepayment Amount; and

(C)	is not a Sanctioned Person or Sanctioned Entity,

unless otherwise consented to by the Seller.

“Arbitration Rules” has the meaning given to it in Clause 15.1(B)(1).

“Arm’s Length Terms” means prices and terms no less favourable to the seller under the relevant contract than those which would be paid and agreed to by a Third Party in an arm’s length transaction under similar circumstances.

“Assay” means a Provisional Assay or a Final Assay, as applicable.

“Bank Indemnifier” means Nedbank Ltd.

“B-BBEE” means broad-based black economic empowerment as contemplated in the B-BBEE Act.

“B-BBEE Act” means the South African Broad-Based Black Economic Empowerment Act, No. 53 of 2003.

“B-BBEE Legislation” means each and all of:

(A)	the relevant provisions of the MPRDA;

(B)	the B-BBEE Act; and

(C)	the Mining Charter.

“B-BBEE Requirements” means the B-BBEE requirements applicable from time to time to entities in the minerals industry, as contained in the B-BBEE Legislation, material terms and conditions of the relevant Mining Right (including in particular clause 13.1.2 of the Mining Right) and conditions and requirements otherwise imposed by the DMRE in so far as they apply to the minerals industry.

“B-BBEE Status” means the B-BBEE status or rating of a Person under the B-BBEE Legislation.

“Board” means the board of directors of the ProjectCo.

“Business” means the business of each MineCo as set forth in the Mine Plan, being developing, constructing, owning, operating, and extracting mineral resources from, the Mining Areas (including the ownership of all assets and/or possession of Licences and rights (including the relevant Mining Right) required for, such business).

“Business Day” means any day, other than (A) a Saturday, Sunday or statutory holiday in any one of Johannesburg, Republic of South Africa, Toronto, Canada, New York City, New York or London, England, or (B) a day on which banks are generally closed in any one of those cities.

“Buyback Completion” has the meaning given to it in Clause 14.4(A).

“Buyback Fee” means the amount necessary to return to the Purchaser (i) a multiple of 2 on 50% of the Prepayment Amount advanced by the Purchaser to the Seller minus (ii) the aggregate of 50% of:

(A)	the aggregate Gold Market Price for all ounces of Refined Gold Delivered to the Purchaser under this Agreement PLUS the aggregate Palladium Market Price for all ounces of Refined Palladium Delivered to the Purchaser under this Agreement; LESS

(B)	the aggregate Fixed Gold Price for all ounces of Refined Gold Delivered to the Purchaser under this Agreement PLUS the aggregate Fixed Palladium Price for all ounces of Refined Palladium Delivered to the Purchaser under this Agreement.

A sample calculation is attached at Schedule 9 for illustrative purposes only and in the event of any conflict or inconsistency between such calculation and the above definition then the above definition shall take precedence.

“Buyback Notice” has the meaning given to it in Clause 14.2(A).

“Cash Equivalent Investments” means at any time:

(A)	certificates of deposit maturing within one year after the relevant date of calculation and issued by an Acceptable Bank;

(B)	any investment in marketable debt obligations issued or guaranteed by the government of the United States of America, the United Kingdom, any member state of the European Economic Area, any Participating Member State, South Africa or by an instrumentality or agency of any of them having an equivalent credit rating, provided that any such investment under this limb (B):

(1)	matures within one year after the relevant date of calculation;

(2)	is not convertible or exchangeable to any other security; and

(3)	into marketable debt obligations issued or guaranteed by the government of South Africa or by an instrumentality or agency (in each case of the government of South Africa) having an equivalent credit rating would not, when aggregated with other investments under this limb (B) into marketable debt obligations issued or guaranteed by the government of South Africa or by an instrumentality or agency (in each case of the government of South Africa) having an equivalent credit rating, exceed [***] of the total amount of the aggregate of the Project Entities’ and MineCo’s Permitted Investments;

(C)	freely marketable commercial paper not convertible or exchangeable to any other security:

(1)	for which a recognised trading market exists;

(2)	issued by an issuer incorporated in the United States of America, the United Kingdom, any member state of the European Economic Area, any Participating Member State or South Africa;

(3)	which matures within one year after the relevant date of calculation; and

(4)	which has a national scale credit rating of either A-1 or higher by Standard & Poor's Rating Services or F1 or higher by Fitch Ratings Ltd or P-1 or higher by Moody's Investors Service Limited, or, if no national scale credit rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term unsecured and non-credit enhanced debt obligations, an equivalent rating;

(D)	any investment in money market funds which:

(1)	have a national scale credit rating of either A-1 or higher by Standard & Poor's Rating Services or F1 or higher by Fitch Ratings Ltd or P-1 or higher by Moody's Investors Service Limited; and

(2)	which invest substantially all their assets in securities of the types described in paragraphs (A) to (C) and can be turned into cash on not more than [***] notice; and

(E)	any other debt security approved in advance by the Purchaser in writing,

in each case, denominated in ZAR or USD and to which the relevant Seller Group Member is beneficially entitled at that time and which is not issued or guaranteed by any other Seller Group Member or subject to any other Encumbrance (other than the Security or any Permitted Encumbrance).

“Change of Control” of a Person (the “Subject Person”) means the consummation of any transaction or event (or series of transactions or events), including any consolidation, business combination, arrangement, amalgamation or merger or any issue, Transfer or acquisition of securities, the result of which is that any other Person (other than an Affiliate of the Subject Person) or group of other Persons (other than an Affiliate of the Subject Person) acting jointly or in concert for purposes of such transaction or event (A) becomes the beneficial owners, directly or indirectly, of more than 50% of the votes attached to the voting securities of the Subject Person or (B) otherwise acquires Control, directly or indirectly and including by acting with a Seller Group Member or other Persons, of the Subject Person.

“Chromite Plant” means the plant used to extract metallurgical grade chromite (40% to 42% Cr2O3) from the UG2 plant Primary Rougher tails.

“Closing Date” means the date on which the Purchaser notifies the Seller that the conditions precedent in Clause 3.3 have been satisfied in accordance with Clause 3.4, or waived by the Purchaser.

“Collateral” means, subject to the terms of the Intercreditor Agreement and subject to and as specified in the relevant Security Documents:

(A)	the PPM Mining Right and the IBMR Mining Right;

(B)	the Process Plant;

(C)	the movable property of the ProjectCo;

(D)	any other presently held and future acquired undertaking, property and assets of the ProjectCo and (to the extent that (i) it acquired any such undertaking, property or assets prior to a MineCo Release Event or (ii) any such undertaking, property or assets (each acquired at any time) relate to the Project) each MineCo, including but not limited to tangible and intangible real and personal property and assets, including (amongst other things):

(1)	all onshore and, if any, offshore bank accounts,

(2)	claims and receivables,

(3)	insurance proceeds (other than in respect of third party liability insurances),

(4)	cash and cash equivalents,

(5)	intercompany loans; and

(6)	shares in any Subsidiary which are acquired following the date of this Agreement;

(E)	any shares held in the ProjectCo, Magazynskraal MineCo (for so long as Magazynskraal MineCo remains a MineCo for the purposes of the Stream Documents) or Clidet (for so long as Magazynskraal MineCo remains a MineCo for the purposes of the Stream Documents);

(F)	intercompany loans and offtake agreements between the ProjectCo and Seller;

(G)	rights of the provider of, and recipient of, any Debt provided to or by the ProjectCo, Magazynskraal MineCo or Clidet by or to an Affiliate of any of them;

(H)	the Secured Material Contracts;

(I)	the Seller Proceeds Account;

(J)	any Material Real Property; and

(K)	to the extent and for so long as provided as security or collateral to the Security SPV or any other Person in connection with the Senior Financing, any Additional Shared Collateral,

but excludes, to the extent that it is not Additional Shared Collateral:

(1)	any Excluded Right;

(2)	any Excluded Area;

(3)	any Mining Equipment subject to a Permitted Encumbrance in connection with Debt advanced pursuant to paragraph (J) of the definition of “Permitted Debt and Obligations”;

(4)	any shares held in C and L Mining and Resources (Pty) Limited and any of its assets from time to time;

(5)	any property which is the subject of a Non-Project Activity or shares in (or assets of) a Non-Project Activities Subsidiary;

(6)	the Impala Offtake Agreement, the Northam Offtake Agreement and any other Offtake Agreements, in each case to the extent secured in connection with the Investec RCF or any other receivables financing from time to time; and

(7)	any other undertakings, property and assets which are expressed not to constitute Collateral, or are otherwise released from the Collateral from time to time, pursuant to the terms of the Intercreditor Agreement and/or the Security Documents,

(each of the foregoing sub-paragraphs (1) to (7) constituting “Excluded Property”).

“Commingling Plan” has the meaning set out in Clause 6.2(A).

“Companies Act” means the Companies Act, No. 71 of 2008 of the Republic of South Africa, together with the Companies Regulations 2011, promulgated thereunder.

“Completion Date” means the first day of the calendar month immediately following the first period of four consecutive calendar months during which:

(A)	the aggregate volume of ore recovered from and milled at the Project Real Property is equal to or greater than 210,000 tonnes in each such calendar month; and

(B)	average PGM (4E) recoveries from ore recovered from and milled at the Project Real Property during such four calendar month period are in excess of 76.6%.

“Completion Longstop Date” means 30 November 2032, or such other date as the Seller and Purchaser may agree in writing.

“Confidential Information” has the meaning set out in Clause 6.14(A).

“Consolidation Order” has the meaning given to it in Clause 15.1(C).

“Contract” means any agreement, contract, lease, licence or mineral claim, and includes, without limitation, (A) any unilateral instrument such as a mortgage, deed of trust, debenture, note or indenture, provided the same creates a legally valid and binding contractual obligation of the Seller Group Member thereunder, enforceable by the grantee in accordance with its terms and (B) any agreements, contracts, licences, servitudes, easements or mineral claims.

“Control” means, without limiting the generality of the term, in relation to a Person the ability of another Person(s), directly or indirectly, to ensure that the activities and business of the first mentioned Person(s) are conducted in accordance with the wishes of the latter Person(s), and the latter Person(s) shall be deemed to so control the Person if the latter Person(s) owns, directly or indirectly, the majority of the voting rights in the Person and/or through shareholding (or other ownership interest) or otherwise, controls the composition of the board of directors of the Person (or where none is applicable, the management of such Person), and “Controlling”, “Controlled”, “Controlled by” and “under common Control with” shall be construed accordingly.

“Counter-Indemnity Agreement” means the counter indemnity agreement entered into or to be entered into between the MineCos, the Seller, the relevant Guarantors, the Intercreditor Agent and the Security SPV on or about the date of this Agreement (and acceded to from time to time).

“Current Assets” means the aggregate of all inventory, work in progress, trade and other receivables of the ProjectCo including prepayments in relation to operating items and sundry debtors (but excluding cash and cash equivalents) expected to be realised within twelve months from the date of computation but excluding amounts in respect of (1) receivables in relation to Tax, (2) Exceptional Items and other non-operating items, and (3) insurance claims.

“Current Liabilities” means the aggregate of all liabilities (including trade creditors, accruals and provisions) of the ProjectCo expected to be settled within twelve months from the date of computation but excluding amounts in respect of (1) liabilities for DSCR Debt and Forward Finance Charges, (2) liabilities for Tax, (3) Exceptional Items and other non-operating items and (4) insurance claims.

“Data Room” means the electronic data room codenamed “[***]” hosted by the “Caplinked” service containing copies of documents and certain other information relating to the Project as of the date of this Agreement, as listed on the index set out in Schedule 6.

“Debt” means any indebtedness for or in respect of:

(A)	moneys borrowed or otherwise owed;

(B)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(C)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(D)	the amount of any liability in respect of any Finance Lease;

(E)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(F)	any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing;

(G)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);

(H)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(I)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (A) to (H).

“Delivery” means, in respect of a delivery of Refined Gold and/or Refined Palladium, such applicable amount of Refined Gold and/or Refined Palladium that has been or, as applicable, is to be credited to the relevant designated metal account of the Purchaser (or deemed to have been so credited) further to Clause 11.2(B) made at the Delivery Time on the Delivery Date, in the required manner in accordance with this Agreement; and “Delivered” shall be construed accordingly.

“Delivery Date” means the date the Refined Gold and/or Refined Palladium is credited or due to be credited to the relevant designated metal account of the Purchaser in accordance with Clause 2.3.

“Delivery Time” means, in respect of a Delivery, at the time the Refined Gold and/or Refined Palladium is credited to the relevant designated metal account of the Purchaser in accordance with Clause 2.3.

“Designated Metal Percentage” means:

(A)	in respect of any Minerals contained in ore extracted from the Mining Area from above the depth of seven hundred metres (700m) from the surface:

(1)	until 1,994,309 ounces (in aggregate) of Produced Gold and/or Produced Palladium have been produced from the Mining Area since the Closing Date and the corresponding amounts of Refined Gold and/or Refined Palladium have been Delivered to the Purchaser in accordance with Clause 2:

(a)	5.75%; or

(b)	if Buyback Completion has occurred, 2.875%; and

(2)	after 1,994,309 ounces (in aggregate) of Produced Gold and/or Produced Palladium have been produced from the Mining Area since the Closing Date and the corresponding amounts of Refined Gold and/or Refined Palladium have been Delivered to the Purchaser in accordance with Clause 2:

(a)	1.4375%; or

(b)	if Buyback Completion has occurred, 0.71875%; or

(B)	in respect of any Minerals contained in ore extracted from the Mining Area from below the depth of seven hundred metres (700m) from the surface:

(1)	until 1,994,309 ounces (in aggregate) of Produced Gold and/or Produced Palladium have been produced from the Mining Area since the Closing Date and the corresponding amounts of Refined Gold and/or Refined Palladium have been Delivered to the Purchaser in accordance with Clause 2:

(a)	5.75%; or

(b)	if Buyback Completion has occurred, 2.875%; and

(2)	after 1,994,309 ounces (in aggregate) of Produced Gold and/or Produced Palladium have been produced from the Mining Area since the Closing Date and the corresponding amounts of Refined Gold and/or Refined Palladium have been Delivered to the Purchaser in accordance with Clause 2:

(a)	0.71875%; or

(b)	if Buyback Completion has occurred, 0.359375%,

provided that, if the Completion Date has not occurred on or before the Completion Longstop Date, each of the above percentages shall be multiplied by 1.2 for the period from the Completion Longstop Date until the Completion Date.

“Disclosure Letter” means the disclosure letter delivered by the Seller to the Purchaser concurrently with the execution of this Agreement.

“Dispute” means any dispute, controversy or claim arising out of or in connection with this Agreement including any question regarding its existence, validity or termination or any non-contractual obligation arising out of or in connection with this Agreement.

“DMRE” means the South African Department of Mineral Resources and Energy.

“DSCR Debt” means Debt, other than any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price, calculated in accordance with Good Industry Practice.

“EA” means the environmental management programme approved by the DMRE for the Mining Right (i) in respect of the PPM Mining Right on 14 February 2008; and (ii) in respect of the IBMR Mining Right, on 20 June 2008, as may be amplified and/or amended from time to time, (it being recorded for the avoidance of doubt that the Richtrau Mining Right does not have an environmental management programme).

“Early Termination Amount” means an amount equal to:

(A)	the greater of:

(1)	an amount equal to the NPV of the Remaining Stream; and

(2)	an amount equal to the Uncredited Balance PLUS the aggregate amount (which may not be less than zero) that would need to be paid to the Purchaser to yield, after taking into account the timing of the Prepayment Amounts, and the timing of the payments and deliveries in respect of Refined Gold and Refined Palladium under this Agreement and the value of such Refined Gold and Refined Palladium, and any Buyback Fee paid, an internal rate of return of 14% on the Prepayment Amounts, provided, in each case, that such calculation shall be made as of the date of the Termination Notice,

LESS

(B)	any Losses already finally and irrevocably recovered (without any right of appeal in respect thereof) under Clause 10.2(A)(2) in respect of any and all Project Entity Events of Default continuing at the point of termination.

A sample calculation is attached at Schedule 10 for illustrative purposes only and in the event of any conflict or inconsistency between such calculation and the above definition then the above definition shall take precedence.

“EBITDA” means, in respect of any Forward DSCR Test Period or Historic DSCR Test Period (as applicable), the earnings of the ProjectCo before interest, depreciation, amortisation and taxation (and calculated in accordance with Good Industry Practice).

“Eligible Transferee” means a Person who is:

(A)	not a Sanctioned Person and who is in compliance with Anti-Corruption Laws and Anti-Money Laundering Laws (as if such Person was subject to all Anti-Corruption Laws or Anti-Money Laundering Laws) and has sufficient financial resources and technical and operational capability to continue the development and operation of the Project in a manner that provides reasonable assurance that the Project will be developed and operated in a commercially reasonable manner and in accordance with the Stream Documents, all Applicable Laws and Project Authorizations and otherwise in accordance with this Agreement and, until the Completion Date has been achieved, so as to achieve the Completion Date; or

(B)	is not a Sanctioned Person and who is in compliance with Anti-Corruption Laws and Anti-Money Laundering Laws (as if such Person was subject to all Anti-Corruption Laws or Anti-Money Laundering Laws) and whose obligations are fully and unconditionally guaranteed by a Person meeting the conditions in paragraph (A) above pursuant to an instrument in writing executed and delivered by such Person in favour of the Purchaser (in form and substance satisfactory to the Purchaser, acting reasonably).

“Encumbrance” means any charge, mortgage, lien, power of sale, hypothecation, usufruct, retention of title, cession in security, assignment, notarial bond, encumbrance, pledge, or any other security interest or other agreement having the effect of security for the payment of any debt, liability or obligation, and “Encumbrances” and “Encumbered” shall have corresponding meanings.

“Engen Agreement” means the diesel sale and purchase agreement entered into between Engen Petroleum Limited as the supplier and ProjectCo as the purchaser, dated on or about 16 March 2021, in terms of which, inter alia, Engen Petroleum Limited undertakes to sell to ProjectCo and ProjectCo agrees to purchase all of its requirements for 50 ppm low-sulphur grade diesel.

“Environment” means the environment as defined in section 1 of NEMA and the term “Environmental” and other cognate terms shall be construed accordingly.

“Environmental Authority” means any legal Person or body of Persons (including any Governmental Body or court or tribunal) having jurisdiction to determine any matter arising under Environmental Laws and/or relating to the Environment.

“Environmental Claim” means any claim, litigation, arbitral proceeding, administrative proceeding, compliance notice or directive, other formal notice or investigation by any Person or Governmental Body in respect of any Environmental Law or any authorisation from any Environmental Authority held (or required to be held) under applicable Environmental Law.

“Environmental Laws” means all Applicable Laws (including but not limited to the National Water Act, 1998, the National Environmental Management Act, 1998, the Environment Conservation Act, 1989, the National Environmental Management: Air Quality Act, 2004, the National Environmental Management: Biodiversity Act, 2004, the National Environmental Management: Waste Act, 2008, and the constitutional right to an environment that is not harmful to health or wellbeing) which may include general remedies under the common law or civil code, national or provincial statutes, regulations, statutory guidance notes and binding court and other tribunal decisions whose purpose is (A) to protect, or prevent pollution of, or to remedy damage to, the environment, (B) to protect or prevent or compensate harm to human health and safety, (C) to regulate emissions, discharges or releases of hazardous substances into the environment, or (D) to regulate the use, treatment, storage, burial, disposal, transport or handling of hazardous substances. This includes all municipal by-laws, codes, regulations, decrees or orders issued or promulgated or approved thereunder for such purposes to the extent that the same have force of law.

“Environmental and Social Action Plan” means an environmental and social action plan as provided for in Performance Standard 1 of the IFC Performance Standards (as amended, supplemented or replaced, in whole or in part, from time to time) as required further to Clause 6.10 (and for avoidance doubt, this will include contents of the social and labour plans that are approved for the Mining Right).

“Equator Principles” means that set of principles entitled "The Equator Principles – A financial industry benchmark for determining, assessing and managing environmental and social risk in projects", dated July 2020 and available as at the date of this Agreement at: https://equator-principles.com/wp-content/uploads/2021/02/The-Equator-Principles-July-2020.pdf.

“Eskom Agreement” means the electricity supply agreement for certain of ProjectCo’s open cast operations located on Tuschenkmost Farm 135 JP, North of Pilanesberg, Rustenberg between Eskom Holdings Limited as the supplier and ProjectCo as the customer, dated on or about 3 December 2020.

“Exceptional Items” means any exceptional, one off, non-recurring or extraordinary items.

“Exchange Control” means the Financial Surveillance Department of the South African Reserve Bank responsible for the administration of exchange control on behalf of the Minister of Finance or an officer of Treasury who, by virtue of the division of work in Treasury, deals with the matter on the authority of the Minister of Finance.

“Exchange Control Regulations” means the South African Exchange Control Regulations, 1961, as amended (including any applicable directive and rulings of Exchange Control and National Treasury of South Africa).

“Excluded Areas” means:

(A)	the Kruidfontein Area;

(B)	Portion 5 of the farm Ruighoek 169 J.P;

(C)	Portion 171 of the farm Wildebeeslaagte 411; and

(D)	Portion 2 of the farm Tusschenkomst 241.

“Excluded Rights” means:

(A)	any mining and/or prospecting rights in respect of the Excluded Areas, including for the avoidance of doubt the mining right application lodged by C and L Mining Resources (Pty) Ltd on 9 May 2017 with the DMRE, and allocated with DMRE reference number NW 30/5/1/2/2/10120 MR;

(B)	any other mining and/or prospecting right(s) in respect of areas outside of the Mining Areas; and

(C)	such other mining and/or prospecting right(s) as the Purchaser and a MineCo may agree in writing from time to time.

“Excluded Tailings” means all Tailings other than the Hot Tailings.

“Excluded Taxes” has the meaning set out in Clause 12.1(D).

“Existing Tailings Facility” means the tailings storage facility approved in terms of the original environmental management programme for the PPM Mining Right (with DMRE reference number: [***], as approved by the DMRE on 14 February 2008, and existing as at the date of this Agreement, identified in the map set out in Schedule 5, marked in the colour blue.

“Existing Stream Agreements” means this Agreement, the Platinum Stream and the Rhodium Stream.

“Existing Stream Obligations” means the aggregate of the “Stream Obligations” as defined in each of the Existing Stream Agreements.

“Expert” means an expert appointed in accordance with Clause 15.3.

“Expert Dispute” has the meaning given in Clause 15.3.

“Final Assay” means, in respect of a Lot, an assay of type and quantity of Minerals, including Produced Gold and Produced Palladium, carried out for the purposes of final invoicing and payment further to the relevant Offtake Agreement, such assay to be carried out in accordance with Clause 2.10.

“Finance Lease” means any lease or hire purchase contract, a liability under which would, in accordance with IFRS, be treated as a balance sheet liability (other than lease or hire purchase contract which would, in accordance with IFRS in force prior to 1 January 2019, have been treated as an operating lease).

“Fixed Gold Price” means, per ounce, 20% of the Gold Market Price.

“Fixed Palladium Price” means, per ounce, 20% of the Palladium Market Price.

“Forward DSCR” means the ratio of Projected Cashflow to Projected Debt Service.

“Forward DSCR Test Period” means the period from the first day of the fiscal quarter falling after the date of the relevant test up to and including the earlier of the (i) the forecast Security Release Date and (ii) the latest maturity date of any then-existing Senior Financing.

“Forward Finance Charges” means, for any Forward DSCR Test Period, the aggregate amount of interest, commission, fees, discounts, prepayment fees, premium or charges in respect of DSCR Debt payable by the ProjectCo in cash or capitalised in respect of that Forward DSCR Test Period:

(A)	excluding any upfront fees or costs;

(B)	including the interest (but not capital) element of payments in respect of Finance Leases;

(C)	including any commission, fees, discounts and other finance payments payable by (and deducting any such amounts payable to) the ProjectCo under any interest rate hedging arrangement;

(D)	taking no account of any unrealised gains or losses on any financial instruments;

(E)	excluding any capitalised interest,

and so that no amount shall be added (or deducted) more than once (and calculated using Good Industry Practice).

“General Guaranteed Obligations” has the meaning given to it in Clause 8.1(B).

“Global Industry Standard on Tailings Management” means the “Global Industry Standard on Tailings Management” as endorsed by the International Council on Mining and Metals and any implementation protocols (each as updated, expanded or replaced in whole or in part from time to time).

“Global Tailings Portal” means the “Global Tailings Portal” for the reporting of data on Tailings facilities which as at the date of this Agreement is supported by the Investor Mining and Tailings Safety Initiative and the UN Environment Programme.

“Gold Market Price” means, per ounce, the mean average LBMA Gold Price PM, in US dollars, quoted by the London Bullion Market Association (in partnership with ICE Benchmark Administration as at the date of this Agreement) for the [***] of the calendar month preceding the Delivery Date.

“Gold Purchase Price” has the meaning given to it in Clause 2.5(A).

“Gold Stream” means the sales of Refined Gold by the Seller to the Purchaser further to Clause 2.1(A).

“Good Industry Practice” means, in relation to any decision, undertaking, work activity or work product, the exercise of a degree of diligence, skill, care and prudence (including, where applicable, factoring in appropriate assumptions and estimates) which would reasonably be expected to be observed by skilled and experienced professionals:

(A)	in the international or South African mining industry (whichever is higher) engaged in the same type of undertaking under the same or similar circumstances; or

(B)            in the international financial reporting and accounting services industry,

(as applicable).

“Governmental Body” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority having jurisdiction with respect to any specified Person, including any securities regulatory authorities or stock exchange, or any quasi-governmental or private body exercising regulatory or other governmental or quasi-government authority or function.

“Guarantee” means, with respect to any Guarantor, any direct or indirect liability, contingent or otherwise, of such Guarantor with respect to any indebtedness, letter of credit, lease, dividend or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such Person, or in respect of which such Person is otherwise directly or indirectly liable, including any such obligation in effect guaranteed by such Person through any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet or other financial condition of the obligor of such obligation (including keep-well covenants), or to make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the lender of such obligation will be protected against loss in respect thereof. The amount of any guarantee shall be equal to the outstanding principal amount of the obligation guaranteed or such lesser amount to which the maximum exposure of any Guarantor shall have been specifically limited.

“Guaranteed Obligations” has the meaning given to it in Clause 8.1(B).

“Guarantor” means any of the Initial Guarantors and any Additional Guarantors.

“Health and Safety Laws” means all laws (common and statutory) (including but not limited to the Occupational Health and Safety Act, No. 85 of 1993 and the Mine Health and Safety Act, No. 29 of 1996, national and provincial statutory instruments, local government by-laws relating to the health and safety of employees and those affected by operations of the Seller Group Member, government notices regulations, orders, or judgements of any court, administrative or regulatory authorities, national government, provincial government, local government or any other body with responsibility for the protection of the health and safety of employees of the Seller Group Members and those affected by operations of the Seller Group Member).

“Hedging Transaction” means any transaction which is (A) a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, forward commodity transaction, credit derivative transaction, repurchase or reverse repurchase transaction, securities lending transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any similar transaction (including any option with respect to any of these transactions) or (B) any combination of these transactions.

“Historic Cashflow” means, in respect of any Historic DSCR Test Period, actual EBITDA for that Historic DSCR Test Period after:

(A)	adding the amount of any actual decrease (and deducting the amount of any actual increase) in Working Capital for that Historic DSCR Test Period;

(B)	adding the amount of any actual final cash receipts during that Historic DSCR Test Period in respect of any Tax rebates or credits and deducting the amount actually due and payable in respect of Taxes during that Historic DSCR Test Period by the ProjectCo;

(C)	adding the amount of any dividends, repayments actually received in cash in respect of any loans where the ProjectCo is lender or other profit distributions actually received in cash by the ProjectCo during the Historic DSCR Test Period;

(D)	adding the amount of any increase in provisions, other non-cash debits and other non-cash charges (which are not Current Assets or Current Liabilities) and deducting the amount of any non-cash credits (which are not Current Assets or Current Liabilities) in each case to the extent taken into account in establishing EBITDA;

(E)	adding the amount of any cash receipts (and deducting the amount of any cash payments) during that Historic DSCR Test Period in respect of any Exceptional Items not already taken account of in calculating EBITDA for any Historic DSCR Test Period, and so that no amount shall be added (or deducted) more than once (and calculated in accordance with Good Industry Practice).

“Historic Debt Service” means, in respect of any Historic DSCR Test Period, the aggregate of:

(A)	Historic Finance Charges for that Historic DSCR Test Period;

(B)	all scheduled and mandatory repayments in respect of DSCR Debt falling due during that Historic DSCR Test Period but excluding:

(1)	any amounts falling due under any overdraft or revolving facility or trade receivables facility and which were available for simultaneous redrawing according to the terms of that facility;

(2)	any balloon or bullet repayments on a final maturity date in respect of a Senior Financing which was refinanced by another Senior Financing;

(3)	any payments or repayments made by way of set-off in respect of the Seller Loan Agreement (and any “Seller Loan Agreement” pursuant to, and as defined in, any Existing Stream Agreements); and

(4)	any Permitted Restricted Payment that is effected by way of the repayment of Debt; and

(C)	the amount of the capital element of any payments in respect of that Historic DSCR Test Period payable under any Finance Leases entered into by ProjectCo,

and so that no amount shall be included more than once (and calculated in accordance with Good Industry Practice).

“Historic DSCR” means the ratio of Historic Cashflow to Historic Debt Service.

“Historic DSCR Test Period” means the period of twelve months preceding the last day of the most recent complete fiscal quarter preceding the relevant test date.

“Historic Finance Charges” means, for any Historic DSCR Test Period, the aggregate amount of interest, commission, fees, discounts, prepayment fees, premium or charges in respect of DSCR Debt paid or payable by the ProjectCo in cash or capitalised in respect of that Historic DSCR Test Period:

(A)	excluding any upfront fees or costs;

(B)	including the interest (but not capital) element of payments in respect of Finance Leases;

(C)	including any commission, fees, discounts and other finance payments payable by (and deducting any such amounts payable to) the ProjectCo under any interest rate hedging arrangement;

(D)	taking no account of any unrealised gains or losses on any financial instruments;

(E)	excluding any capitalised interest,

and so that no amount shall be added (or deducted) more than once (and calculated in accordance with Good Industry Practice).

“Hot Tailings” means Tailings mined, produced, extracted or otherwise recovered from or pursuant to the Project Real Property on or after the date of first Delivery of Refined Gold and/or Refined Palladium under this Agreement, (but excluding at all times any Tailings that are deposited in the Existing Tailings Facility).

“IBMR MineCo” means Itereleng Bakgatla Minerals Resources (Pty) Ltd., registered in South Africa as company number 2003/003721/07 and having its registered office at Unit FF04 First Floor, Block C, Southdowns Office Park, corner of John Vorster Drive and Karee Road, Irene Ext 54, Gauteng, 0157.

“IBMR Mining Right” means the new order mining right (DMR Ref: LP30/5/1/2/2/333MR) granted to IBMR MineCo in terms of section 23 of the MPRDA to mine platinum, palladium, rhodium, iridium, ruthenium, osmium, gold, copper, nickel, cobalt, and chrome on the farm Wilgespruit 2 JQ; a portion of portion 1 of the farm Rooderand 46 JQ; the farm A portion of the farm Legkraal 45JQ and a portion of the farm Koedoesfontein 42JQ, situated in the magisterial district of Mankwe in the North West Province, registered on 27 August 2008 in the Mining Titles Office under MPT No. 50/2008, and which mining right was ceded to ProjectCo by virtue of a notarial deed of cession executed on 27 November 2020 and which deed of cession was registered at the Mining Titles Office on 29 March 2022.

“IFC Performance Standards” means the International Finance Corporation’s Environmental and Social Performance Standards, contained in the English text 2012 edition of the International Finance Corporation’s Sustainability Framework, as amended, supplemented or replaced, in whole or in part, from time to time.

“IFRS” means the International Financial Reporting Standards formulated by the International Accounting Standards Board for the preparation of financial statements, together with any authoritative interpretations issued by the International Financial Reporting Interpretations Committee, in each case as updated and amended from time to time.

“Impala Offtake Agreement” means the offtake agreement for the treatment and sale of metal between ProjectCo, as the seller, and Impala Platinum Limited, as the purchaser, dated 23 August 2018, in terms of which, inter alia, Impala Platinum Limited agrees to purchase, and ProjectCo agrees to sell on an exclusive basis to Impala Platinum Limited, the relevant processed platinum group metals and base metals as derived from all ore mined at the Pilanesberg Platinum Mine.

“Independent Consultant” means an internationally recognized environmental and social consulting firm which has an office in South Africa and is utilising South African based personnel appointed by the ProjectCo (following consultation with the Purchaser) at the ProjectCo’s cost.

“Independent Consultant (Purchaser)” means an internationally recognized environmental and social consulting firm which has an office in South Africa and is utilising South African based personnel appointed by the Purchaser at the Seller’s cost.

“Independent Engineer” means an internationally recognized mine engineering firm which has an office in South Africa and is utilising South African based personnel appointed by the Purchaser at the Seller’s cost.

“Initial Guarantor” means each MineCo, the Initial Parent, Clidet, Orkid and PIC.

“Intercreditor Agent” means the person designated as the “Intercreditor Agent” pursuant to the terms of the Intercreditor Agreement from time to time.

“Intercreditor Agreement” means an intercreditor agreement between, inter alios, the Seller, the Intercreditor Agent, each Purchaser, the Security SPV, the MineCos, the Initial Parent, Clidet, Orkid, PIC and any financiers under a Senior Financing.

“Investec RCF” means the revolving commodity financing facility agreement entered into on or about 26 June 2013 between, amongst others, the ProjectCo (as borrower) and Investec Bank Limited.

“Investment” means, with respect to any Person, the making by such Person of (A) any direct or indirect investment in or purchase or other acquisition of the securities of or an equity interest in any other Person, (B) any loan or advance to, or arrangement for the purpose of providing funds or credit to (excluding extensions of trade credit in the ordinary course of business in accordance with customary commercial terms), any other Person, or (C) any capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person; provided that, for greater certainty, an Acquisition shall not be treated as an Investment.

“JORC Code” means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, promulgated by the Joint Ore Reserves Committee, 2012 Edition, as amended and/or supplemented from time to time.

“Kell and East Limb Companies” means Kelltech Limited, Kelltechnology South Africa (RF) (Pty) Ltd, Kellplant (Pty) Ltd, Platmin South Africa (Pty) Ltd, Mahube Mining (Pty) Ltd, Tameng Mining and Exploration (Pty) Ltd, Intrax Investments 255 (Pty) Ltd, Newshelf 1101 (Pty) Ltd, Taung Platinum Exploration (Pty) Ltd, Born Free Investments 144 (Pty) Ltd, Private Preview Investments 39 (Pty) Ltd, Dream World Investments 226 (Pty) Ltd and Defacto Investments 275 (Pty) Ltd.

“Kellplant” means a proposed integrated processing plant to be designed, constructed, commissioned and developed by or on behalf of Kellplant (Pty) Ltd that utilises proprietary hydrometallurgical processes to (i) recover platinum group metals and base metals from a platinum group metal concentrate; and (ii) produce platinum metal compounds.

“Kellplant Property” means any interest of the ProjectCo in Kellplant (including, without limitation, any leasehold or ownership interest, any royalties or licences in connection with its operation of Kellplant and offtake agreements concluded in respect of the same).

“Key Transaction Documents” means, collectively, the Stream Documents, the Seller Loan Agreement and the Seller Offtake Agreement.

“Kruidfontein Area” means the farm Kruidfontein 40 JQ, remainder and portions 1 and 2 of the farm Middelkuil 8 JQ, remainder and portion 1 and 2 of the farm Modderkuil 39 JQ situated in the Rustenburg magisterial district.

“LBMA” means the London Bullion Market Association.

“Leased Properties” means those properties listed in Schedule 2 (Leased Properties).

“Legal Proceedings” means any judicial, administrative or arbitral actions, suits, investigations, or proceedings (public or private), including any by or before a Governmental Body (including, without limitation, any supra-national, national, state, municipal or local government, any tribunal or any quasi-governmental or private body exercising any regulatory, Tax, importing or other Governmental Body).

“Licence” means any authorization, approval, consent, concession, exemption, licence, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

“Liquidity” means the aggregate of:

(A)	amounts standing to the credit of bank accounts of the Project Entities or any MineCo which are available for withdrawal and application to pay Project Costs;

(B)	Cash Equivalent Investments; and

(C)	amounts committed (with financial close having occurred in respect of all such debt funding) and available in relation to Project Costs subject only to customary conditions for utilisation under any Permitted Debt and Obligations relating to the submission of a utilisation request, absence of events of default and giving of repeating representations (in each case howsoever defined) (and in calculating this any amounts that are not committed or available, or would not be committed or available immediately following the relevant Restricted Payment being made, due to any default or equivalent under any such Permitted Debt and Obligations, or which would not be required to be disbursed on a date on which such Liquidity is determined, or immediately following the relevant Restricted Payment being made, due to any such customary conditions not being capable of being satisfied at such time, will be disregarded) LESS any amounts that would be deducted from or set-off against such committed amounts if utilised (including fees, administrative costs, foreign exchange costs and bank transfer costs).

“Loss” or “Losses” means any loss of whatever description including, but not limited to, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities (including contingent liabilities), Taxes, compensation (including compensation paid or payable to any employee), expenses and fees (including reasonable fees and expenses of attorneys, counsel, accountants, consultants and experts arising out of actions, applications, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, interdicts, judgements, orders (including for specific performance), decrees, directives, rulings, liens and obligations), in each case, excluding all indirect and consequential loss and exemplary and punitive damages (except to the extent such losses or damages are claimed by or awarded to a Person in connection with whom an Indemnified Party makes a claim further to Clause 13.1).

“Lot” means the applicable quantity of each shipment of Minerals to an Offtaker pursuant to an Offtake Agreement.

“LPPM” means London Platinum and Palladium Market.

“Magalies Water Agreement” means the water supply agreement for mining purposes between Magalies Water (mandated in terms of Section 29 of the Water Services Act, Act No 108 of 1997) as the supplier and Platmin South Africa Proprietary Limited as the customer, dated on or about 5 September 2016.

“Main Plant” means the treatment plant(s) (concentrator(s)) used to extract PGM (4E)’s and base metals from the Silicate (Merensky Type Ore) and UG2 ore.

“Management Services Agreement” means the management services agreement dated 19 November 2021 between, among others, the Seller and the MineCos.

“Material Adverse Effect” means any effect that, when taken individually or together with all other events, occurrences, changes or effects, materially limits, restricts or impairs:

(A)	the operations, results of operations, business, affairs, properties, assets, liabilities and obligations (contingent or otherwise), capitalization or condition (financial or otherwise) of any Seller Group Members and MineCos (taken as a whole);

(B)	the Project or the Mining Areas, including (1) the ability of a Project Entity or any MineCo to develop or operate the Project substantially in accordance with the Mine Plan in effect at the time of the occurrence of the relevant change, event, occurrence, circumstance, fact or effect, or (2) any significant decrease to expected gold or palladium production from the Project based on the Mine Plan (including the Output Summary) in effect at the time of the occurrence of such change, event, occurrence, circumstance, fact or effect;

(C)	the ability of any Seller Group Member to perform any of its material obligations under any Key Transaction Document to which it is a party, or perform its obligations (unless such obligations can be and/or are in fact performed on behalf of such Seller Group Member by another Seller Group Member);

(D)	the validity or enforceability of any of, or the effectiveness or ranking of any Security granted or purporting to be granted pursuant to any of, the Key Transaction Documents; or

(E)	the rights and remedies of the Purchaser (taken as a whole) under any of the Stream Documents.

“Material Contracts” means:

(A)          the Contracts identified in Appendix 2 to Schedule 3 as the same may be amended, revised or supplemented from time to time in accordance with the terms of this Agreement and the Applicable Laws; and

(B)	any other Contract (other than Stream Documents and other Key Transaction Documents) in connection with the Project to which a Seller Group Member is a party either:

(1)	involving aggregate (x) future expenditure of [***] or more or (y) revenue of [***] or more, in each case in any calendar year;

(2)	the loss or termination of which could reasonably be expected to result in a Material Adverse Effect;

(3)	relating to the ownership, lease or use of all or an integral part of the Project or the Project Property; or

(4)	relating to access to and use of the Tailing Facilities or any other Tailings storage facility.

“Material Project Authorization” means any Project Authorization, the breach, loss or termination of which is material to either (i) the development of the Project, (ii) the commencement and ongoing operation of commercial production of the Project or (iii) the achievement of the Completion Date, in each case in accordance with the then-current Mine Plan (which for the avoidance of doubt, in the case of (i) and (ii) shall at all times include all Mining Rights).

“Material Real Property” has the meaning set out in Clause 8.11, subject to the caveats therein.

“Mine Plan” means:

(A)	the development or mine plan, as applicable, for the Project (covering, collectively, all open pit and all underground elements) as approved by the Board and each MineCo and the DMRE where required; and

(B)	the information contained in the Output Summary which is derived from the information in (A) above and is applied to the forecasts of ore production contained in (A) above in order to produce forecasts of Produced Gold and Produced Palladium from the Project, as each of (A) and (B) above may be amended revised, supplemented or replaced from time to time in accordance with the terms of this Agreement and the Applicable Laws. As at the date hereof, the plan referred to in (A) above is the mine plan uploaded to the Data Room on 28 January 2022 with, as of the date of this Agreement, index reference 5.6.3.0.1.

“MineCo Cession in Security” means the cession in security agreement between the Intercreditor Agent, the Security SPV, Magazynskraal MineCo, ProjectCo and the Seller in terms of which each of the ProjectCo, Magazynskraal MineCo and the Seller cedes in securitatem debiti the rights in and to certain of its assets listed therein in accordance with the terms of that agreement (including inter alia onshore bank accounts, claims and receivables, insurance proceeds, cash and cash equivalents, certain Offtake Agreements and in respect of the Seller, the Seller Proceeds Account and amounts standing to the credit thereof).

“MineCos” means the ProjectCo and Magazynskraal MineCo, and “MineCo” shall mean either of them, provided that, following the MineCo Release Event in respect of Magazynskraal MineCo, Magazynskraal MineCo shall cease to be a MineCo for the purposes of the Stream Documents.

“MineCo Release Event” means:

(A)	in the case of the guarantee provided by Clidet and the pledge by PIC under the Obligor Cession and Pledge in Security of its shares held in Clidet, the date upon which each of the following has occurred: (i) the Minister of Mineral Resources grants consent in terms of section 102 of MPRDA to extend the area covered by the IBMR Mining Right (or, if applicable, the PPM Mining Right) to incorporate and include the area covered by the Richtrau Mining Right; and (ii) Clidet has fully and effectively transferred legal and beneficial title to the ProjectCo of any assets, rights and interests which are required to be pledged or otherwise Encumbered hereunder or under any Security Document, including any Project Property; and

(B)	in the case of the guarantee provided by Magazynskraal MineCo and the pledge by Clidet under the Obligor Cession and Pledge in Security of its shares held in Magazynskraal MineCo, the date upon which each of the following has occurred: (i) the Minister of Mineral Resources grants consent in terms of section 102 of MPRDA to extend the area covered by the IBMR Mining Right (or, if applicable, the PPM Mining Right) to incorporate and include the area covered by the Richtrau Mining Right; and (ii) Magazynskraal MineCo has fully and effectively transferred legal and beneficial title to the ProjectCo of any assets, rights and interests which are required to be pledged or otherwise Encumbered hereunder or under any Security Document, including any Project Property, provided that a MineCo Release Event shall not occur in respect of Magazynskraal MineCo or Clidet until at the relevant time:

(1)	all amounts then due to the Purchaser from any Seller Group Member have been irrevocably paid in full; and

(2)	no Project Entity Event of Default (or event which with notice, determination or lapse of time or any combination of them would become a Project Entity Event of Default) is continuing.

“Mineral and Petroleum Titles Registration Office” shall bear the meaning ascribed to that term in section 1 of the MPRDA.

“Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, produced, extracted or otherwise recovered from or pursuant to the Project Real Property, including ore, concentrate and doré and any other products resulting from the further milling, processing or other beneficiation of Minerals, including any material derived from any processing or reprocessing of Hot Tailings but excluding any material derived from any processing or reprocessing of Excluded Tailings.

“Mining Areas” shall bear the meaning ascribed thereto in section 1 of the MPRDA in respect of the Mining Rights read with the registered, executed or otherwise approved plans which are required in terms of regulation 2(2) of the MPRDA Regulations and delineated by the yellow and green lines on the map set out in Schedule 5, with the coordinates set out in Schedule 5.

“Mining Charter” means the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, developed in terms of section 100 of the MPRDA, as amended from time to time.

“Mining Equipment” means equipment purchased by the ProjectCo or any other Seller Group Member for the purposes of the Project.

“Mining Operations” means every kind of work and activities carried out on or in respect of the Mining Rights including but without limitation, the following:

(A)	the acquisition, registration and maintenance of the Mining Rights;

(B)	developing, designing, constructing and equipping all mining facilities;

(C)	extracting, mining, production of concentrate and associated handling and transportation of products and Tailings and disposing of Tailings and despatching products won under authority of the Mining Rights;

(D)	the construction and re-location of any roads, railway lines, telephone lines, waterways or other natural or man-made utilities required in order to facilitate any activity conducted under authority of the Mining Rights;

(E)	the restoration of the Mining Areas and all other work done after the completion of mining activities to comply with environmental and like requirements; and

(F)	ancillary activities relating to all of the foregoing,

in each case, excluding Non-Project Activities.

“Mining Real Property” means all immovable properties and/or lease, surface use and/or access rights or servitudes over immovable properties, or portions of immovable properties, within the Mining Areas which are or may be accessed, used, required and/or occupied for the purposes of the Project (including the Leased Properties), the Mining Right, all real property interests, mineral claims, mineral leases and other mineral rights, concessions and interests, and all surface access rights relating to the Project, in each case, to the extent required for the development or operation of the Project.

“Mining Rights” means the PPM Mining Right, the IBMR Mining Right and the Richtrau Mining Right, each as supplemented, augmented, amended or replaced from time to time, excluding in each case any Excluded Right which may be combined with, or integrated or otherwise subsumed into, such Mining Right from time to time and “Mining Right” shall mean any one of them.

“Mining Titles Office” means the Mineral and Petroleum Titles Registration Office contemplated in section 2 of the Mining Titles Registration Act, No. 16 of 1967.

“MPRDA” means the Mineral and Petroleum Resources Development Act, No. 28 of 2002.

“National Instrument 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian securities administrators or any successor instrument, rule or policy.

“Non-Project Activities” means the development, operation and management of the Kellplant (including, without limitation, any the Kellplant Property), any other Smelter, any other Refinery or any tailings retreatment, except, in each case, to the extent required for any work and/or activities referred to in paragraphs (A)-(F) of the definition of Mining Operations.

“Non-Project Activities Financing” means any financing entered into in relation to Non-Project Activities provided that such financing meets the Non-Project Activities Financing Conditions.

“Non-Project Activities Financing Conditions” means:

(A)	the purpose of the financing is solely to fund the Non-Project Activities;

(B)	in respect of any security granted by any MineCo, the financing is secured only over the assets comprising the Non-Project Activity; and

(C)	other than in respect of any Non-Project Activities Financing provided by a Seller Group Member which is already a party to the Intercreditor Agreement as an “Intra-Group Lender” (as defined therein), the relevant lenders in respect of such Non-Project Activities Financing accede to the Intercreditor Agreement, or otherwise agree to such other arrangements restricting their ability to enforce security and/or guarantees in their favour, on terms acceptable to the Purchaser (acting reasonably).

“Non-Project Activities Subsidiary” means an entity whose sole purpose is to undertake a Non-Project Activity.

“Northam Offtake Agreement” means the sale of concentrate agreement between ProjectCo and Northam Platinum Limited, having contract number ZDE_PLT003 2022, executed by ProjectCo on 20 June 2022 and executed by Northam Platinum Limited on 22 June 2022.

“NPV Criteria” means a calculation by the Purchaser of net present value based on (A) the future production set forth in the then current Mine Plan (including the Output Summary) and (B) consensus annual future prices for gold and palladium calculated as the mean average of the most recent forecasts from each of the forecasters that contributes to the then current Duff & Phelps consensus forecast, CRU Seller Group and (in case of PGM (4E) only) SFA (Oxford) (subject in each case to replacement further to Clause 15.18).

“NPV of the Remaining Stream” means the net present value of the Purchaser’s rights under this Agreement to receive Deliveries based on the NPV Criteria and applying a discount rate of 8%, calculated on and from the date of the last Delivery immediately prior to the date of the Termination Notice.

“Obligor Cession and Pledge in Security” means the cession and pledge in security between the Intercreditor Agent, the Security SPV, ProjectCo, PIC and Clidet in terms of which each of ProjectCo, PIC and Clidet cedes in securitatem debiti the rights in and to inter alia certain of its shares and claims listed therein in accordance with the terms of that agreement.

“OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

“Offtake Agreement” means any offtake agreement entered into by the ProjectCo or any other Seller Group Member with any Person under which there is a sale or other disposal of Minerals, but excluding an agreement for a sale to an Affiliate of the Parent or a Related Party of the Parent or a Seller Group Member that precedes the ultimate sale of Minerals produced by the Project to a Person that is not an Affiliate of the Parent or a Related Party of the Parent or a Seller Group Member, in which case the agreement for such ultimate sale by such Affiliate or Related Party or a Seller Group Member to such Person shall be considered an Offtake Agreement.

“Offtaker” means any Person that enters into an Offtake Agreement in respect of which a Seller Group Member, or, if applicable, an Affiliate of the Parent or a Related Party of the Parent or a Seller Group Member, is the seller.

“Operation and Production Report” means a written report prepared by or on behalf of the ProjectCo in relation to the immediately preceding calendar month, which report shall include all material information pertaining to the construction and operation of the Project and Mining Operations, which report shall be in the form set out in Schedule 8 (Form of Operation and Production Report), including an excel spreadsheet for quantitative data.

“Order” means, in respect of any Person, any order, directive, decree, judgment, ruling, award, injunction or direction of any Governmental Body or other decision-making authority of competent jurisdiction which is legally binding on such Person.

“Original Purchaser” means the Purchaser as at the date of this Agreement.

“Other Minerals” means any and all marketable metal bearing material in whatever form or state (including ore) that is mined, produced, extracted or otherwise recovered from any location that is not within the Project Real Property.

“Other Rights” means, to the extent not included in Licences, all licences, approvals, authorizations, consents, rights (including surface rights, access rights and rights of way), privileges, concessions or franchises issued by or obtained from or which are or required to be issued by or obtained from any Person not a Related Party to any Seller Group Member (other than a Governmental Body) and which are required in relation to the Project and / or the Business.

“Output Summary” means the information in the table set forth in Schedule 12 (Output Summary) (as amended from time to time in accordance with this Agreement).

“Palladium Market Price” means, per ounce, the mean average London Palladium Market PM Fixing Price, in US dollars, as set by the LPPM and distributed by LBMA for the [***] of the calendar month preceding the Delivery Date.

“Palladium Purchase Price” has the meaning given to it in Clause 2.6(A).

“Palladium Stream” means the sales of Refined Palladium by the Seller to the Purchaser further to Clause 2.1(A).

“Parent” means Sedibelo Resources Limited or a permitted successor listed holding company pursuant to Clause 7.3(A)(3).

“Participating Member State” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to the European Monetary Union.

“Parties” means the parties to this Agreement.

“Permitted Acquisition” means an Acquisition by the ProjectCo, provided that:

(A)	the capital stock, other equity interests, asset(s), line or segment of business or division acquired in such Acquisition relates or is connected to the line of business similar to the business that the Parent or any of its Subsidiaries is engaged in, including smelting and/or refining metal concentrate;

(B)	in the case of an Acquisition of the capital stock or other equity interests of another Person, (i) the board of directors (or other comparable governing body) of such other Person shall have duly approved such Acquisition (if required); (ii) such Person shall become a direct or indirect Subsidiary of the ProjectCo or any such Person shall be merged into, or consolidated or combined with, any MineCo or any of their Subsidiaries in a transaction in which the ProjectCo or such Subsidiary, as the case may be, is the surviving entity and (iii) if such Person shall become a direct or indirect Subsidiary of the ProjectCo, Security over the shares in such Person has been granted to the Security SPV and perfected (in each case in form and substance satisfactory to the Purchaser); and

(C)	the ProjectCo shall have delivered to the Purchaser, not less than 5 Business Days prior to the consummation of such Acquisition, a pro forma certificate from a director or officer demonstrating that, upon giving effect to such Acquisition, the ProjectCo (and where applicable such other Person) shall remain in compliance with each of its obligations and undertakings in this Agreement.

“Permitted Asset Disposition” means, as at any particular time, a sale, transfer or other disposition:

(A)	of tangible personal property that is no longer required in the conduct of the business of a Project Entity, MineCo or Guarantor or is being replaced by tangible personal property of equal or better quality;

(B)	of Minerals pursuant to this Agreement, an Offtake Agreement, the Seller Offtake Agreement or otherwise in the ordinary course of business in compliance with the terms of this Agreement;

(C)	other than in respect of Minerals, made in the ordinary course of the ProjectCo’s mining activities or mining business;

(D)	of assets in exchange for other assets comparable or superior as to type, value and quality;

(E)	of shares in and/or the assets of C and L Mining and Resources (Pty) Limited;

(F)	of any assets, rights or other property from Magazynskraal MineCo to the ProjectCo (including the Richtrau Mining Right);

(G)	of any Excluded Right or Excluded Area;

(H)	arising as a result of the grant of, or (where expressly permitted under the Intercreditor Agreement) enforcement of, any Permitted Encumbrances;

(I)	of any asset by a Seller Group Member (the “Disposing Company”) to the ProjectCo, but if the Disposing Company had given Security over the asset, the ProjectCo must give equivalent Security over that asset;

(J)	of any shares to the extent constituting Collateral provided that (1) such sale, transfer or other disposition does not result in a Change of Control; (2) the sale, transfer or other disposition is to an Eligible Transferee; and (3) the provisions of Clause 8.5 are complied with; and

(K)	of any asset for cash where the higher of the market value and net consideration receivable (when aggregated with the higher of the market value and net consideration receivable for any other sale, transfer or other disposal not allowed under the preceding paragraphs) does not exceed [***] (or its equivalent) in total during the term of this Agreement.

“Permitted Debt and Obligations” means any of the following:

(A)	all Debt owed by the Project Entities or any MineCo under a loan agreement and fully and effectively subordinated to the Stream Obligations pursuant to (i) the Intercreditor Agreement or (ii) such other subordination agreement acceptable to the Purchaser;

(B)	the Investec RCF and any additional Debt incurred in connection with any other receivables financing from time to time which is on customary market terms for South African PGM receivables financings provided that Encumbrances securing the Investec RCF or such other Debt are limited to the relevant receivables;

(C)	the Existing Stream Obligations;

(D)	[***];

(E)	any Debt incurred under any Senior Financing, provided that the Intercreditor Agreement has been entered into (or acceded to) by all parties thereto;

(F)	any Debt incurred in connection with any refinancing or replacement of the debt or obligations listed in paragraphs (A) to (E) provided that: (i) the terms of such Debt are not materially more onerous to any of the Project Entities, and (ii) any terms of subordination related to such debt or obligations are subject to the Intercreditor Agreement and are not materially more onerous and are not less beneficial to the Purchaser than those of such debt or obligations then in place;

(G)	any obligations under any Permitted Hedging Arrangements;

(H)	unsecured trade payables incurred in the ordinary course of business;

(I)	unsecured Debt in respect of performance, surety or completion bonds, standby letters of credit or letters of guarantee:

(1)	securing mine closure, asset retirement or environmental reclamation obligations of any MineCo (or reimbursement obligations in connection therewith) to the extent required by Applicable Laws or any Governmental Body; or

(2)	required to be provided under any Material Contract;

(J)	any additional Debt in an aggregate amount at any one time outstanding not to exceed [***] provided that such Debt shall be unsecured and if it is owed to a Related Party then such Debt will be fully and effectively subordinated under the Intercreditor Agreement;

(K)	any additional Debt incurred in connection with the financing or refinancing of the acquisition by the ProjectCo or any other Seller Group Member of Mining Equipment for the purposes of the Project provided that such additional Debt is either unsecured or the Encumbrances created in connection therewith are solely over such equipment and for the benefit only of the providers of that financing or re-financing;

(L)	any additional Debt incurred in connection with a Non-Project Activities Financing, satisfying the Non-Project Activities Financing Conditions (as applicable); and

(M)	any additional Debt incurred with the prior written consent of the Purchaser.

“Permitted Encumbrances” means, in respect of any Collateral, any of the following:

(A)	Encumbrance created in relation to any Key Transaction Document;

(B)	any Encumbrance created in relation to any Debt that is permitted further to paragraphs (A) to (G), (K), (L) and (M) of “Permitted Debt and Obligations”, provided that in the case of paragraph (B), such Encumbrances are not created over any bank account and are limited to the relevant offtake agreement receivables;

(C)	any netting or set-off arrangement entered into by any of the Project Entities or a MineCo in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(D)	any lien arising by operation of law and in the ordinary course of trading and not as a result of any default or omission by any of the Project Entities or a MineCo;

(E)	any Encumbrance or quasi-Encumbrance arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to any of the Project Entities in the ordinary course of trading and on the supplier’s standard or usual terms and not arising as a result of any default or omission by any of the Project Entities or a MineCo;

(F)	any mechanic’s, material man’s, carrier’s, employee’s or other similar lien arising in each case, in the ordinary course of business by statute or by operation of law in respect of obligations which are not overdue or which are being contested in good faith by appropriate proceedings (where adequate provision has been made for their payment and provided that such proceedings do not involve any material risk that the relevant asset will be sold, forfeited or lost);

(G)	any Encumbrance over any plant, machinery or other property to the extent subject to a Non-Project Activities Financing; and

(H)	any Encumbrance created with the prior written consent of the Purchaser.

“Permitted Hedging Arrangements” means derivative arrangements or Hedging Transactions which have been entered into for bona fide business purposes, and pursuant to the hedging plan and policy set out in Schedule 7 (Hedging Policy) or otherwise approved by the Purchaser in writing.

“Permitted Investments” means:

(A)	an acquisition of securities which are Cash Equivalent Investments so long as Security is granted over those Cash Equivalent Investments as soon as is reasonably practicable; or

(B)	deposits in bank accounts in the ordinary course of business.

“Permitted Restricted Payment” means a Restricted Payment made or to be made in compliance with Clause 6.12(A)(6).

“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Bodies or any other type of organization or entity, whether or not a legal entity.

“PGM (4E)” means platinum, palladium, rhodium, and/or gold.

“PGM (6E)” means PGM (4E), plus iridium and/or ruthenium.

“PGM Producer/Refiner” means any Person that is a producer and/or refiner of PGM (6E).

“Platinum Stream” means the platinum streaming agreement dated on or about the date of this Agreement and made between OMF Fund III (In) LLC as purchaser and the Project Entities.

“PPM Mining Right” means the new order mining right (DMR Ref: NW30/5/1/2/2/320MR) granted to ProjectCo in terms of section 23 of the MPRDA to mine gold, platinum group metals, copper, nickel, cobalt, chrome, and other minerals associated with the foregoing in respect of Portion 3 of the farm Rooderand 46JQ, the remaining extent of portion 1, 2, 3, 4, 6, 9, 13 and 15 of the farm Ruighoek 169JP, the farm Tuschenkomst 135JP, Portion 1 and the remaining extent of the farm Witkleifontein 136JP, a portion of the farm Wilgespruit 2JQ and Portion 1 of the farm Rooderand 46JQ situated in the magisterial district of Mankwe in the North West Province registered in the ProjectCo’s name on 24 June 2008 in the Mining Titles Office under MPT No. 39/2008, amended by notarial deed of amendment to extend the mining area to include a portion of Portion 1 of the farm Rooderand 46 JQ and a portion of the farm Wilgespruit 2 JQ and further amended by notarial deed of amendment MPT No.24/2015 to include chrome in respect of the farm Tuschenkomst 135 JP.

“Prepayment Amount” means US$ 28,700,000.

“Prepayment Date” has the meaning given to it in Clause 3.1(F).

“Prepayment Longstop Date” means 31 July 2022, or such other date as the Seller and Purchaser may agree in writing.

“Prepayment Reduction Date” means the date on which the Uncredited Balance is reduced to nil in accordance with this Agreement.

“Problast BS Agreement” means the explosives supply and blasting services agreement between Pro Blast BS (Pty) Ltd as the contractor and Pilanesberg Platinum Mines (Proprietary) Limited as the employer, dated on or about 8 August 2018.

“Process Plant” means the existing treatment plant(s) certain of which are to be modified in connection with the Project and located in the Mining Areas, as provided for in the Mine Plan, comprising:

(A)	the Main Plant;

(B)	the Chromite Plant; and

(C)	the Tailings Plant.

For the avoidance of doubt, the definition of Process Plant shall exclude the Kellplant and any other Smelter/Refinery.

“Produced Gold” means any and all gold in whatever form or state that is contained in Minerals recovered from the Mining Area.

“Produced Palladium” means any and all palladium in whatever form or state that is contained in Minerals recovered from the Mining Area.

“Production Interest” means any royalty, stream, participation or production interest and related assets, or any agreements that are similar to a royalty, stream, participation or production interest agreement, in each case in respect of any Minerals.

“Production Records” means the books, accounts and records maintained by or on behalf of a Seller Group Member showing reasonable detail in relation to:

(A)	the quantity of Produced Gold, Produced Palladium and Other Minerals produced in each calendar month;

(B)	the quantity of Produced Gold and Produced Palladium sold or otherwise disposed of in each calendar month;

(C)	the calculation of each component of the Refined Gold Delivery and the Refined Palladium Delivery for each calendar month;

(D)	the amount and timing of Delivery of the Refined Gold and the Refined Palladium in each calendar month;

(E)	where there is any commingling of Minerals in a calendar month with materials from areas extracted outside the Mining Areas, the measures, moistures and assays of the minerals and substances in all such Minerals and materials prior to the commingling; and

(F)	all other information required for the calculation and verification of the amount of Refined Gold and Refined Palladium due to be Delivered in each calendar month,

in each case, as may be updated as a result of any Final Assays.

“Project” means Sedibelo-Magazynskraal PGM(4E) mine, processing plant and expansion thereof (including any underground and / or open pit expansion) being, or to be, developed, constructed, owned and operated by the MineCos on the Mining Areas, being the Mining Operations, the processing plant operations, and all operations and activities incidental thereto and related infrastructure established to access and mine minerals in terms of the Mining Right on the Mining Areas, including (A) all associated surface and underground equipment, structures, erections and infrastructure located within such area and such other infrastructure located elsewhere in the Mining Areas which a MineCo has the right to access or use for the purposes of the mining operations, and (B) all other movable equipment related to such mine and mining operations located on the Mining Areas, in each case, excluding Non-Project Activities.

“Project Authorizations” means all Licences, Orders and Other Rights (including environmental Licences) necessary for (A) the development, construction and/or mining operations of the Project, and/or (B) the commencement and/or ongoing operation of commercial production transactions in relation to the Project.

“Project Costs” means all expenditures incurred by any MineCo for the purposes of the development, construction and operation of the Project, including escalation, contingencies, initial working capital, taxes, duties, expenditures for plant equipment, spares and other capital goods, inventory, expenditures required to maintain the Project at its design capacity (including repairs and replacements funded by insurance proceeds), interest during construction, financing fees and expenses and other development costs.

“Project Entity” means the ProjectCo and the Seller.

“Project Entity Event of Default” has the meaning set out in Clause 10.1.

“Project Expansion Commitment Date” means the date upon which the Board approves the capital expenditure plan designed to achieve the Completion Date.

“Project Property” means all of the property, assets, undertaking and rights in and relating to the Project, whether now owned or existing or hereafter acquired or arising, including but not limited to, Project Real Property, leases, rights of access or use, servitudes, usufructs, personal property accounts, instruments, chattel paper, deposit accounts, certificates of deposit, intangibles, goods (including inventory, equipment and fixtures), cash, cash equivalents, receivables, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property; all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and all books and records related to any of the foregoing.

“Project Real Property” means all immovable properties constituting the surface and subsurface areas within the Mining Areas together with any other immovable properties which are or may be accessed, used, or required and/or occupied for the purposes of the Project, including but not limited to the Mining Real Property, the Usufruct and Servitude Properties, the Tailings Facilities, and all buildings, structures, improvements, appurtenances and fixtures on the Mining Areas or attached thereto which are or may be accessed, used, required and/or occupied for the purposes of the Project, and any term extension, renewal, replacement, conversion or substitution of any of the foregoing, whether or not such ownership or interest is held continuously.

“Project Schedule and Budget” means the schedule and budget for the construction, expansion and operation of the Project, as set forth at Schedule 1, as the same may be amended, revised, supplemented or replaced from time to time in accordance with this Agreement.

“ProjectCo Covering Mortgage Bond” means the covering mortgage bond over Portion 171 of the Farm Wildebeeslaagte 411, Registration Division KQ, Limpopo Province, in extent 10,5964 hectares, held by certificate of consolidated title T63224/2014, to be granted and executed by ProjectCo in favour of the Security SPV and registered in the relevant Deeds Registries Office in terms of the Deeds Registries Act No. 47 of 1937.

“ProjectCo General Notarial Bond” means, subject to the relevant exceptions set out therein, the general notarial continuing covering bond over all movable assets of the ProjectCo, owned now or in the future and not covered otherwise by any of the other Security Documents, to be granted and executed by the ProjectCo in favour of the Security SPV and registered in the relevant Deeds Registries Office in terms of the Deeds Registries Act No. 47 of 1937.

“ProjectCo Mining Right Mortgage Bond” means the continuing covering mortgage bond over the PPM Mining Right and the IBMR Mining Right to be granted and executed by ProjectCo in favour of the Bank Indemnifier and registered in the Mining Titles Office in terms of the Mining Titles Registration Act No. 16 of 1967.

“ProjectCo Special Notarial Bond” means the special notarial continuing covering bond over the Main Plant, the Chromite Plant and the Tailings Plant granted and executed by the ProjectCo in favour of the Security SPV and registered in the relevant Deeds Registries Office in terms of the Deeds Registries Act No. 47 of 1937.

“Projected Cashflow” means, in respect of any Forward DSCR Test Period, forecast EBITDA for that Forward DSCR Test Period after:

(A)	adding the amount of any forecast decrease (and deducting the amount of any forecast increase) in Working Capital for that Forward DSCR Test Period;

(B)	adding the amount of any forecast cash receipts during that Forward DSCR Test Period in respect of any Tax rebates or credits and deducting the amount forecast to be due and payable in respect of Taxes during that Forward DSCR Test Period by the ProjectCo;

(C)	adding the amount of any dividends, repayments received in respect of any loans where the ProjectCo is lender (other than loans to a Related Party of a Seller Group Member) or other profit distributions forecast to be received in cash by the ProjectCo during the Forward DSCR Test Period;

(D)	adding the amount of any increase in provisions, other non-cash debits and other non-cash charges (which are not Current Assets or Current Liabilities) and deducting the amount of any non-cash credits (which are not Current Assets or Current Liabilities) in each case to the extent taken into account in establishing EBITDA; and

(E)	adding the amount of any cash receipts (and deducting the amount of any cash payments) during that Forward DSCR Test Period in respect of any exceptional items not already taken account of in calculating EBITDA for any Forward DSCR Test Period, and so that no amount shall be added (or deducted) more than once (and calculated in accordance with Good Industry Practice).

“Projected Debt Service” means, in respect of any Forward DSCR Test Period, the aggregate of:

(A)	forecast Forward Finance Charges for that Forward DSCR Test Period;

(B)	all scheduled and mandatory repayments in respect of DSCR Debt falling due during that Forward DSCR Test Period but excluding:

(1)	any amounts falling due under any overdraft or revolving facility or trade receivables facility and which were available for simultaneous redrawing according to the terms of that facility and/or in respect of which committed refinancing facilities are available for utilisation;

(2)	any balloon or bullet repayments on a final maturity date in respect of a Senior Financing which are to be refinanced by another committed Senior Financing which is available for utilisation;

(3)	any payments to be made by way of set-off in respect of the Seller Loan Agreement (and any “Seller Loan Agreement” pursuant to, and as defined in, any Existing Stream Agreements);

(4)	any Permitted Restricted Payment reasonably expected to be made and that shall be effected by way of the repayment of Debt; and

(C)	the amount of the capital element of any payments in respect of that Forward DSCR Test Period payable under any Finance Leases entered into by ProjectCo,

and so that no amount shall be included more than once (and calculated in accordance with Good Industry Practice).

“Provisional Assay” means, in respect of a Lot, an assay of type and quantity of Minerals, including Produced Gold and Produced Palladium, in such assay carried out for the purposes of provisional invoicing and payment further to the relevant Offtake Agreement, such assay to be carried out in accordance with Clause 2.10.

“Public Official” means:

(A)	any officer, employee, director, principal, consultant, agent or representative whether appointed or elected, of any Governmental Body, or any public international organisation, or any state or government owned or controlled entity, agency, enterprise, joint venture, or partnership; or

(B)	any person acting in an official capacity for or on behalf of:

(1)	any Governmental Body, or any state or government owned or controlled entity, agency, enterprise, joint venture, or partnership or part of any of them;

(2)	any public international organisation; or

(3)	any political party or political party official or candidate for office.

“Purchaser Event of Default” has the meaning set out in Clause 11.1.

“Receiving Party” has the meaning set out in Clause 6.14(A).

“Refined Gold” means marketable metal bearing material in the form of gold bars that is refined to standards meeting or exceeding [***] gold, and otherwise conforming to the requirements of Clause 2.2.

“Refined Palladium” means marketable metal bearing material in the form of palladium bars that is refined to standards meeting or exceeding [***] palladium, and otherwise conforming to the requirements of Clause 2.2.

“Refinery” means any refinery that is recognized by the LBMA at the relevant time as producing gold and/or palladium bars meeting the LBMA specifications for good delivery (and if the LBMA ceases to publish such specifications then either the Purchaser or the ProjectCo may propose replacement specifications published by a successor which the ProjectCo and the Purchaser (each acting reasonably) shall consider and agree (if applicable) as a replacement) and chosen by the ProjectCo from time to time provided that the ProjectCo has given the Purchaser at least 10 Business Days’ written notice of such choice.

“Refund Obligation” has the meaning given to it in Clause 11.2(C).

“Related Party” means, with respect to any Person (the “First Named Person”), any Person that is an Affiliate or a direct or indirect shareholder or owner (in whole or in part) of the First Named Person, or is in a joint venture, partnership or similar arrangement with the First Named Person or is otherwise a related or associated Person of the First Name Person (each an “Affiliated Entity”) and, in the case of the Seller Group Members includes: (A) any Affiliated Entity of a Seller Group Member, (B) any director, officer, employee or associate of a Seller Group Member or any of its Affiliated Entities, and (C) any Person that is an associate of a director, officer, employee or associate of a Seller Group Member or any of its Affiliated Entities.

“Restricted Payment” means, with respect to the Seller and each MineCo, any payment or repayment by such Person to any other Person:

(A)	of any dividends or any other distribution on any shares of its capital or other equity interests;

(B)	on account of (or for the purpose of setting apart any property for a sinking or other analogous fund for) the purchase, redemption, retirement or other acquisition of any shares of its capital or other equity interests or any warrants, options or rights to acquire any such shares;

(C)	of any principal of, or interest or premium on (or of any amount in respect of a sinking or analogous fund or defeasance fund for) any Debt of the Seller or such MineCo (as the case may be) owed to a Related Party of a Seller Group Member (except in respect of Debt under the Seller Loan Agreement (including any set-off arrangements thereunder));

(D)	any management, consulting or similar fee, or any material bonus or comparable payment, or material payment by way of gift or other gratuity, to any Related Party, unless such payment is to a director, officer or employee of the Seller or such MineCo (as applicable) in that capacity and consists of reimbursement for reasonable and ordinary course expenses related to the business of any such entity incurred by such director, officer or employee in accordance with the policies in effect governing such reimbursements;

(E)	of any Debt provided to, or from, any Related Party (except for Debt provided by the Seller to the ProjectCo under the Seller Loan Agreement further to and in accordance with Clause 3.2(B)); or

(F)	which is any other payment to, on behalf of or for the benefit of a Related Party of a Seller Group Member, excluding in each case any payment or delivery:

(1)	to the Purchaser under this Agreement;

(2)	to the Purchaser under the Palladium and Gold Stream;

(3)	to the Purchaser under the Rhodium Stream; or

(4)	further to a Seller Offtake Agreement or Seller Loan Agreement, in each case as defined in this Agreement, the Palladium and Gold Stream or the Rhodium Stream,

but excluding, any management fees paid or payable on Arm’s Length Terms further to the Management Services Agreement.

“Rhodium Stream” means the rhodium, ruthenium, iridium and chromite-equivalent platinum streaming agreement dated on or about the date of this Agreement and made between OMRF (Ni) LLC as purchaser and the Project Entities.

“Richtrau Mining Right” means the right to mine with DMRE reference number 10029MR, granted in terms of section 23 of the MPRDA.

“SAMREC Code” means the South African Code for reporting of Exploration Results, Mineral Resources and Mineral Reserves including the guidelines contained therein, 2016 Edition, as amended and/or supplemented from time to time.

“Sanctioned Entity” means (A) a country or a government of a country, (B) an agency of the government of a country, (C) an organization directly or indirectly controlled by a country or its government, or (D) a Person resident in or determined to be resident in a country, in each case, that is subject to a country Sanctions program administered and enforced by OFAC or by any Governmental Body, the US Departments of State or Commerce in the United States of America, Her Majesty’s Treasury, the United Nations Security Council, the European Union or OFAC.

“Sanctioned Person” means (A) any Person listed in any sanctions-related list of designated Persons maintained by any Governmental Body or (B) a Person named on the list of Specially Designated Nationals maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investments Ban List maintained and published by HMT and any similar list maintained and published, or a public announcement of a Sanctions designation made, by any Governmental Body, in each case as amended, supplemented or substituted from time to time.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Governmental Body, the US Departments of State or Commerce in the United States of America, the United Kingdom, the United Nations Security Council, the European Union, OFAC or including South African Sanctions.

“SEC Industry Guide 7” means the mining industry guide entitled “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” contained in the Securities Act Industry Guides published by the United States Securities and Exchange Commission, as amended and/or supplemented from time to time.

“Secured Material Contracts” means the following Contracts, as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms of this Agreement and the Applicable Laws:

(A)	Trollope Agreement;

(B)	Eskom Agreement;

(C)	each SPH Agreement; and

(D)	Northam Offtake Agreement,

and “Secured Material Contract” means any of them.

“Security” means the Encumbrances granted in favour of the Security SPV (or another Person nominated by the Purchaser from time to time) pursuant to the Security Documents.

“Security Assignment” means the English law governed security assignment entered into by the ProjectCo and the Seller in favour of the Security SPV pursuant to which the ProjectCo and the Seller assign certain rights in respect of the Seller Loan Agreement and Seller Offtake Agreement.

“Security Documents” means:

(A)	the ProjectCo Covering Mortgage Bond;

(B)	the ProjectCo Mining Right Mortgage Bond;

(C)	the ProjectCo General Notarial Bond;

(D)	the ProjectCo Special Notarial Bond;

(E)	the Security Assignment;

(F)	the MineCo Cession in Security;

(G)	the Obligor Cession and Pledge in Security;

(H)	any security granted in respect of Material Real Property;

(I)	any share security granted in respect of a Subsidiary pursuant to Clause 8.5(A);

(J)	to the extent and for so long as the same has been granted as security or collateral in connection with the requirements of any Senior Financing, any Additional Shared Senior Security Documents;

(K)	to the extent and for so long as the same has been granted in connection with the requirements of any Senior Financing, any direct agreement or collateral warranty entered into in respect of the Trollope Agreement (or any replacement or successor mining services contract entered into by the ProjectCo for the same or substantially the same purpose as the Trollope Agreement); and

(L)	any other documents designated as such by the Purchaser, the Security SPV and the ProjectCo from time to time.

“Security Release Date” has the meaning given to it in Clause 8.8.

“Security SPV” means Bowwood and Main No. 335 Proprietary Limited (to be renamed Bowwood and Main No. 335 (RF) Proprietary Limited), a private company duly incorporated according to the company laws of South Africa with registration number 2021/855813/07.

“Security SPV Guarantee” means the written agreement entitled “Second Ranking Stream Guarantee” entered into between the Security SPV, the Intercreditor Agent and the Purchaser on or about the date of this Agreement in terms of which the Security SPV, inter alia, guarantees the obligations of the Project Entities and Guarantors under this Agreement.

“Seller Group Members” means, collectively, the Project Entities and each Guarantor, and “Seller Group Member” shall mean any one of them.

“Seller Group Structure” means the organogram attached to this Agreement as Appendix 1 to this Schedule 3 which sets out the shareholding structure of the Seller Group Members as at the date of this Agreement, as may be as supplemented and/or amended on the Prepayment Date.

“Seller Guaranteed Obligations” has the meaning given to it in Clause 8.1(A).

“Seller Loan Agreement” means the loan agreement entered into between the ProjectCo (as borrower) and the Seller (as lender), pursuant to which the Seller shall advance funds to ProjectCo up to an amount which is equivalent to the Prepayment Amount received from the Purchaser, pursuant to the Seller’s undertaking under Clause 3.2(B).

“Seller Offtake Agreement” means the offtake agreement dated on or about the date of this Agreement in respect of Refined Gold and Refined Palladium between ProjectCo, as seller and the Seller, as purchaser.

“Seller Proceeds Account” means the business bank account of the [***], and having electronic account number [***], and any replacement bank account approved by the Purchaser in writing.

“Seller’s Nominated Account” means the Customer Foreigner Currency bank account of [***] and having account number [***], and any replacement bank account approved by the Purchaser in writing.

“Semi-Annual Compliance Certificate” means a certificate signed by an authorized senior officer of the Parent and the Seller certifying that as of the date of such certificate:

(A)	each of the Seller Group Members has complied in all material respects with its covenants and obligations under this Agreement and the other Stream Documents to which it is a party; and

(B)	no Project Entity Event of Default has occurred and is continuing, and no event which with notice or lapse of time or both would become a Project Entity Event of Default has occurred and is continuing, in each case, except as specified in such certificate, together with all material information relating to such exception, including, if applicable, any action which the Seller Group Members have taken or propose to take with respect thereto.

“Senior Executive” means any individual appointed by a Party with authority to negotiate the settlement of a Dispute on behalf of that Party.

“Senior Financing” means any arrangements in order to finance or re-finance (excluding equity funding) the cost of the development, construction and operation of the Project and/or for general working capital purposes of the Parent and its Subsidiaries, entered into between the ProjectCo and any commercial bank or other financial institution, any export credit agency, any development finance institution or any other person, provided that, the aggregate principal advanced for whatever purpose under such arrangements and outstanding:

(A)	prior to the Project Expansion Commitment Date, does not exceed [***];

(B)	following the Project Expansion Commitment Date and prior to the Completion Date, does not exceed an amount, expressed in [***], equal to the higher of: (i) [***] of the total costs required in order to achieve the Completion Date as set out in the Project Schedule and Budget as at the Project Expansion Commitment Date plus [***] or (ii) [***] and

(C)	following the Completion Date, does not exceed the amount determined further to paragraph (B) above, unless the ProjectCo demonstrates (forecasting in accordance with Good Industry Practice) that, at the time such principal is advanced, the Forward DSCR and Historic DSCR shall each not be less than [***] for the relevant Forward DSCR Test Period or Historic DSCR Test Period (as applicable), and excludes, for the avoidance of doubt, any Existing Stream Agreements or [***].

“Smelter” means any smelter (other than a smelter forming part of the Process Plant or a smelter that is a Refinery) that processes Minerals in the form of concentrate into a form suitable for delivery to a Refinery and which is chosen by the ProjectCo from time to time with in each case the prior written approval of the Purchaser.

“South African Consumer Price Index” means the index of average retail prices as published by the South African Reserve Bank from time to time or, failing such publication, the index that the Parties agree most closely resembles that index.

“South African Sanctions” means sanctions imposed in South African law by virtue of the application of the Financial Intelligence Centre Act, No. 38 of 2001 and the Protection of Constitutional Democracy Against Terrorist and Related Activities Act, No. 33 of 2004.

“SPH Agreements” means the (1) run-of-mine crushing services agreement between SPH Kundalila (Pty) Ltd as the contractor and ProjectCo as the employer, dated 10 December 2020; and (2) the mining pit loading, hauling and tipping services between SPH Kundalila (Pty) Ltd as the contractor and ProjectCo as the employer, dated 10 December 2020.

“Stream Accession Deed” means a deed of accession to this Agreement (and any other relevant Stream Document or Intercreditor Agreement), substantially in the form of Schedule 11, further to which a Person accedes to this Agreement (and such Stream Documents and / or Intercreditor Agreement if any) as an Additional Guarantor.

“Stream Documents” means this Agreement, the Intercreditor Agreement, the Guarantees and each of the Security Documents, and each other document designated as a Stream Document by the Purchaser and the Seller.

“Stream Obligations” means all indebtedness, liabilities and other obligations owed to the Purchaser hereunder or under any other Stream Document, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising.

“Subsidiary” means, with respect to any Person, any other Person which is Controlled directly or indirectly by that Person.

“Tailings” means the materials left over after the primary process of separating the valuable fraction from the uneconomical fraction of ore and excludes waste rock or other material that overlies an ore or mineral body and is displaced during mining without being processed.

“Tailings Facilities” means the Tailings disposal facilities owned by the ProjectCo which will be used for deposition of Tailings from the Mine.

“Tailings Plant” means the treatment plant used to extract PGM (4E)’s and base metals from the Silicate (Merensky Type Ore) and UG2 ore tailings from the Main Plant concentrators.

“Tax Returns” means all returns, declarations, reports, estimates, information returns and statements required to be filed with any Governmental Body in respect of any Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxation Authority” means any governmental or other authority, including any Governmental Body, competent to impose Tax in any jurisdiction.

“Taxes” includes all forms of taxation actually imposed, collected or assessed by, or payable to any Taxation Authority having jurisdiction over a Seller Group Member (regardless of whether such is directly or primarily chargeable against or attributable to any Seller Group Member, and regardless of whether any Seller Group Member has, or may have any right of reimbursement) and shall include statutory and governmental taxes, charges, imposts, duty, contributions and levies, withholdings and deductions, whenever imposed and all related penalties, charges, costs and interest whether by way of assessment or otherwise, and “Tax” and “Taxation” shall have a corresponding meaning.

“Technical Committee” has the meaning given to it in Clause 5.14(A).

“Term” has the meaning set out in Clause 4.1(A).

“Termination Notice” means written notice to a Project Entity (with a copy to the Seller (but the delivery of any such copy to the Seller shall not be required for a Termination Notice to be effective)) from the Purchaser terminating this Agreement further to Project Entity Event of Default which shall include the calculation of the Early Termination Amount.

“Territory” means the territory of the Republic of South Africa and includes the territorial waters, the contiguous zone and the continental shelf referred to respectively in sections 4, 5 and 8 of the Maritime Zones Act, 1994 (Act No. 15 of 1994) as defined in section 1(1) of the VAT Act.

“Third Party” means a person that is not a Party, or an Affiliate or Related Party of that Party.

“Transfer” means to, directly or indirectly, sell, transfer, assign, cede, convey, dispose or otherwise grant a right, title or interest (including but not limited to expropriation, or other transfer required or imposed by law or any Governmental Body, and/or any other right entitling a Person to exercise and/or enjoy any right under Stream Documents), whether voluntary or involuntary.

“Trollope Agreement” means the mining services agreement between entered into between Trollope Mining Services (2000) Proprietary Limited, as the contractor, and ProjectCo, as the employer, dated on or about 18 April 2018 in terms of which, inter alia, Trollope Mining Services (2000) Proprietary Limited provides certain extraction of mining material, open pit mining and delivery of mining material services to ProjectCo.

“Uncredited Balance” means, at any time, an amount equal to:

(A)	the Prepayment Amount(s) advanced by the Purchaser to the Seller;

(B)	less amounts applied to pay the Gold Purchase Price in respect of Refined Gold further to Clause 2.5(A); and

(C)	less amounts applied to pay the Palladium Purchase Price in respect of Refined Palladium further to Clause 2.6(A).

“Unpaid Prepayment Amount” has the meaning set out in Clause 11.1(A).

“U.S. Consumer Price Index” means the index of average retail prices as published by the Bureau of Labor Statistics from time to time or, failing such publication, the index that the Parties agree most closely resembles that index.

“Utility Commitment” means any water service commitments and agreements, transmission or electrical service commitments and agreements and other utility commitments and agreements including commitments or agreements to construct or provide the infrastructure, rights of way and easements necessary to provide the aforementioned utility services.

“VAT” means value added tax imposed pursuant to the VAT Act.

“VAT Act” means the value added tax act No. 89 of 1991 of the Republic of South Africa.

“Warranties” means the representations and warranties contained in Schedule 3 and “Warranty” shall be construed accordingly.

“Working Capital” means, on any date, Current Assets less Current Liabilities.

1.2	Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(A)	The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(B)	References to a “Clause”, “paragraph” or “Schedule” followed by a number or letter refer to the specified Clause or paragraph of or Schedule to this Agreement.

(C)	Headings of Clauses and subclauses are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(D)	References to a Party in this Agreement mean the Party or its successors or permitted assigns.

(E)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(F)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(G)	Words importing the singular include the plural and vice versa and words importing gender include all genders.

(H)	A reference to an agreement includes all schedules, exhibits and other appendices attached thereto and shall include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement.

(I)	A reference to a statute includes all regulations made pursuant to and rules promulgated under such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation from time to time.

(J)	Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(K)	In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 pm (New York City time) on the last day of the period. Whenever any payment is required to be made, action is required to be taken or period of time to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day.

(L)	Unless specified otherwise in this Agreement

(1)	all statements or references to dollar amounts, US$ or $ amounts in this Agreement are to United States dollars; and

(2)	all statements or references to rand amounts, ZAR or R amounts in this Agreement are to the lawful currency of the Republic of South Africa.

(M)	References to an “ounce” are to a troy ounce (being equal to 31.1034768 grams). References to a “tonne” are to a metric tonne.

(N)	References in this Agreement to an obligation of a Seller Group Member or Guarantor to do or not do anything include an obligation on the Project Entities to procure that such Seller Group Member or Guarantor does or does not do such thing (as applicable).

(O)	A Project Entity Event of Default will be “continuing” until such time that it is waived by the Purchaser. An event which with notice, determination or lapse of time or any combination of them would become a Project Entity Event of Default will be “continuing” until such time that it is waived by the Purchaser or remedied.

(P)	A Purchaser Event of Default will be “continuing” until such time that it is waived by the Seller.

(Q)	The terms of this Agreement having been negotiated, the rule of construction that provisions are to be construed against the party drafting an agreement or part of an agreement or on whose behalf an agreement or part of an agreement was drafted shall not apply to this Agreement.

1.3	Accounting Principles

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purposes of this Agreement, including the contents of any certificate to be delivered hereunder, such determination, consolidation or computation shall, unless the Parties otherwise agree or the context otherwise requires, be made in accordance with IFRS.

1.4	Indexation

(A)	The amounts referred to in (“Indexed Amounts”):

(1)	the definition of “Material Contracts” shall:

(a)	in respect of contracts where the relevant expenditure or revenue under such contract is denominated in a currency other than ZAR, increase or decrease (as applicable) by the percentage increase or decrease (as applicable) in the U.S. Consumer Price Index; and

(b)	in respect of contracts where the relevant expenditure or revenue under such contract is denominated in ZAR, increase or decrease (as applicable) by the percentage increase or decrease (as applicable) in the South African Consumer Price Index; and

(B)	The Indexed Amounts shall increase or decrease (as applicable) at the end of each 12 month period from the date of this Agreement by any percentage increase or decrease (as applicable) in the South African Consumer Price Index (in the case of Clause 1.4(A)(1)(b) above) and/or U.S. Consumer Price Index (in the case of Clause 1.4(A)(1)(a) above) for the preceding 12-month period.

1.5	Impact of non-advancement of a portion of the Prepayment Amount

If any portion of the Prepayment Amount has not been advanced in full to the Seller under this Agreement by the Prepayment Longstop Date, the Parties agree that:

(A)	the Prepayment Amount; and

(B)	the percentages and number of ounces (in aggregate) of Produced Gold and Produced Palladium in paragraphs (A) and (B) (respectively) of the definition of “Designated Metal Percentage” to be delivered in respect of the Gold Stream and the Palladium Stream;

shall be reduced pro rata in the proportion that the non-advanced portion of the Prepayment Amount bears to the total Prepayment Amount.

1.6	No Subordination

The use of the term “Permitted Encumbrances” to describe any interests and Encumbrances permitted hereunder shall mean that they are permitted to exist (whether in priority to or subsequent in priority to the Security, as determined by Applicable Law), and shall not be interpreted as meaning that such interests and Encumbrances are entitled to priority over the Security, except as permitted or required under the Intercreditor Agreement or this Agreement (as applicable).

1.7	The Intercreditor Agreement and the Stream Documents

In the case of any conflict or inconsistency between the provisions of the Intercreditor Agreement and any of the other Stream Documents, the provisions of the Intercreditor Agreement shall prevail to the extent of the inconsistency.

2.	PURCHASE AND SALE

2.1	Purchase and Sale

(A)	Subject to and in accordance with the terms of this Agreement, on and from the payment of the Prepayment Amount and until the end of the Term, the Seller hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Seller, in respect of each Lot, an amount of Refined Gold and Refined Palladium (in each case to be Delivered in the form of credits to an unallocated account or, with the prior written consent of the Purchaser, to an allocated account) equal to the Designated Metal Percentage of Produced Gold and Produced Palladium (respectively) in such Lot, free and clear of all Encumbrances at the Delivery Time.

(B)	The amount of Produced Gold and Produced Palladium shall be measured by the amount of contained gold or palladium (as applicable) in the Minerals delivered to the relevant Offtaker or Refinery (as applicable), as determined by the relevant Provisional Assay or Final Assay (as applicable for the purposes of Clauses 2.3(A) and 2.3(B)). In respect of any Lot for which a Provisional Assay is carried out then the amount of Produced Gold and Produced Palladium shall be calculated for the purposes of this Clause 2 on the basis of the Provisional Assay. In addition, with respect to each of the foregoing, upon issuance of the Final Assay the sale and Delivery of Refined Gold and Refined Palladium in the calendar month following receipt of such Final Assay shall take account of any increase or decrease in the quantity of Produced Gold and Produced Palladium shown by such Final Assay compared to the relevant Provisional Assay.

(C)	Except as otherwise provided herein, the amount of Produced Gold and Produced Palladium shall not be reduced for, and the Purchaser shall not be responsible for, any Taxes, deductions, penalties, set-off, refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other similar charges or deductions, regardless of whether such charges or deductions are expressed as a specific metal deduction, as a recovery rate or otherwise, in any case, pursuant to the terms of the applicable Offtake Agreement or otherwise.

2.2	Product Specifications

(A)	The Refined Gold and the Refined Palladium Delivered by the Seller to the Purchaser pursuant to this Agreement need not come from gold or palladium physically produced at the Project.

(B)	The Refined Gold and the Refined Palladium to be Delivered by the Seller to the Purchaser pursuant to this Agreement shall be in the form of unallocated credits (or, with the prior written consent of the Purchaser, allocated credits) for Refined Gold and Refined Palladium (as applicable) which conform in all respects with (in respect or Refined Gold) the LBMA specifications for good delivery of gold bars under the Good Delivery Rules published by the LBMA from time to time and (in respect of Refined Palladium) LPPM specifications for good delivery of palladium bars under the Good Delivery Rules published by the LPPM from time to time, or such other specifications as agreed in writing between the Seller and the Purchaser pursuant to Clause 2.2(C) below (in respect of Refined Gold) and Clause 2.2(D) (in respect of Refined Palladium) and the Purchaser shall not be required to purchase any Refined Gold or Refined Palladium that does not meet such specifications.

(C)	If the LBMA ceases to exist or ceases to publish specifications for the good delivery of gold or such specifications should no longer be internationally recognized as the basis for good delivery of gold, the Purchaser and the Seller shall promptly meet to agree on new specifications for determining good delivery of Refined Gold. Until replacement specifications for good delivery of gold are mutually agreed on by the Purchaser and Seller, deliveries of Refined Gold by the Seller to the Purchaser under this Agreement shall conform to the last set of specifications for good delivery of gold in effect under this Agreement immediately prior to the time such rules ceased to be published or recognized and these specifications shall be the good delivery specifications for the purposes of this Agreement.

(D)	If the LPPM ceases to exist or ceases to publish specifications for the good delivery of palladium or such specifications should no longer be internationally recognized as the basis for good delivery of palladium, the Purchaser and the Seller shall promptly meet to agree on new specifications for determining good delivery of Refined Palladium. Until replacement specifications for good delivery of palladium are mutually agreed on by the Purchaser and Seller, deliveries of Refined Palladium by the Seller to the Purchaser under this Agreement shall conform to the last set of specifications for good delivery of palladium in effect under this Agreement immediately prior to the time such rules ceased to be published or recognized and these specifications shall be the good delivery specifications for the purposes of this Agreement.

2.3	Delivery Obligations

(A)	In respect of the Gold Stream and the Palladium Stream, on the fifth Business Day of each calendar month the Seller shall sell and deliver to the Purchaser an amount of Refined Gold and Refined Palladium, in respect of a Lot, as determined in accordance with Clause 2.1(A) and adjusted in accordance with Clause 2.1(B) if applicable, in respect of each Lot containing Produced Gold and Produced Palladium for which an Assay was carried out in the preceding calendar month.

(B)	The Seller shall sell and deliver to the Purchaser all Refined Gold and Refined Palladium to be sold or delivered under this Agreement by way of unallocated credits (in metal) (or, with the prior written consent of the Purchaser, in allocated credits (in metal)) complying with Clause 2.2(B) to the respective metal account or accounts located in an Acceptable Jurisdiction designated by the Purchaser, or such other jurisdiction as the Seller may expressly agree to in writing (subject at all times to the Purchaser’s obligations under Clause 12.1(D)(3)), which account details to be promptly notified to the Seller by the Purchaser by electronic communication from time to time in accordance with Clauses 15.6 and 15.7, no later than ten Business Days prior to anticipated first Delivery (and with any changes to the metal account or accounts to be notified no later than ten Business Days prior to any subsequent Delivery, provided that the Seller shall have received from the Purchaser, completed “Know-Your-Client” questionnaires in respect of any metal account holder and any metal account provider, required to ensure compliance with Applicable Laws).

(C)	Title to, and risk of loss of, Refined Gold and Refined Palladium shall pass from the Seller to the Purchaser at the Delivery Time on the Delivery Date.

(D)	All costs and expenses pertaining to each delivery of Refined Gold and Refined Palladium to the Purchaser shall be borne by the Seller.

(E)	The Seller hereby represents and warrants to and covenants with the Purchaser that (1) immediately prior to the Delivery Time the Seller will be the sole legal and beneficial owner of the Refined Gold and Refined Palladium credited to the metal account(s) of the Purchaser, (2) immediately prior to the Delivery Time the Seller will have good, valid and marketable title to such Refined Gold and Refined Palladium, and (3) at the Delivery Time such Refined Gold and Refined Palladium will be free and clear of all Encumbrances.

(F)	The obligation of the Seller to deliver Refined Gold and Refined Palladium with respect to each Lot under this Agreement shall be satisfied by the delivery of the appropriate amount of Refined Gold and Refined Palladium in accordance with this Clause 2.3. Parties acknowledge that any delivery of the Refined Gold and Refined Palladium shall in all instances occur outside the Territory and to a metal account or accounts located in an Acceptable Jurisdiction, and agree for the avoidance of doubt that the costs of such delivery shall be for the Seller’s account, subject to Clause 12.1(D).

2.4	Delivery Notifications and Invoicing

(A)	The Seller shall notify the Purchaser in writing by email [***] or such other email address(es) designated by the Purchaser in writing from time to time in accordance with Clauses 15.6 and 15.7), two Business Days before each required Delivery Date in respect of the Gold Stream and the Palladium Stream, of:

(1)	the calculation of the amount of Produced Gold and Produced Palladium in the relevant calendar month, and the provisional number of ounces of Refined Gold and Refined Palladium expected to be sold to the Purchaser pursuant to this Agreement on such Delivery Date, including any adjustments further to Clauses 2.3(A)-(B) (as applicable);

(2)	copies of the Provisional Assays and Final Assays (as applicable) in respect of a Lot in connection with which deliveries of Refined Gold and Refined Palladium are being calculated for such Delivery Date, including any increase or decrease in the quantity of Produced Gold or Produced Palladium shown by such Final Assay compared to the relevant Provisional Assay;

(3)	tonnes of ore mined since the preceding Delivery Date;

(4)	head grade of mined ore;

(5)	recovery rates;

(6)	Taxes (if any) pertaining to and/or in respect of the Refined Gold and Refined Palladium; and

(7)	such other information as may be reasonably requested by the Purchaser to allow the Purchaser to verify all aspects of the delivery of Refined Gold and Refined Palladium reflected in such invoice.

(B)	The Seller shall notify the Purchaser in writing by email to [***] (or such other email address(es) designated by the Purchaser in writing from time to time in accordance with Clauses 15.6 and 15.7), within three Business Days after each delivery and credit to the account of the Purchaser pursuant to Clause 2.3, by delivery of an invoice to the Purchaser that shall include:

(1)	confirmation of the number of ounces of Refined Gold and Refined Palladium sold and delivered through credit to the account of the Purchaser;

(2)	the Delivery Time on the Delivery Date;

(3)	the aggregate Gold Purchase Price for Refined Gold and the aggregate Palladium Purchase Price for Refined Palladium, in each case sold further to Clause 2.1(A);

(4)	the amount of the Uncredited Balance following payment further to Clause 2.5; and

(5)	reference to the Offtake Agreement under which such sale or other disposal was made.

(C)	The Seller shall provide to the Purchaser copies of each Provisional Assay and Final Assay by the second Business Day following the day on which each such Assay is prepared in respect of a Lot.

2.5	Gold Purchase Price

(A)	The Purchaser shall pay to the Seller a purchase price for each ounce of Refined Gold the number of ounces of which shall be calculated pursuant to Clauses 2.1 and 2.3 and sold by the Seller to the Purchaser (the “Gold Purchase Price”) equal to:

(1)	until the Prepayment Reduction Date, the Gold Market Price on the Delivery Date for such number of ounces of such Refined Gold, with (a) the Fixed Gold Price component thereof being payable in cash or by wire transfer, and (b) the balance (being an amount equal to the difference between such Gold Market Price and the Fixed Gold Price) to be credited against the Prepayment Amount in order to reduce the Uncredited Balance until it has been credited and reduced to nil; and

(2)	after the Prepayment Reduction Date, the Fixed Gold Price on the Delivery Date for such number of ounces of such Refined Gold, payable in cash or by wire transfer.

(B)	The Gold Purchase Price is the consideration for selling the Refined Gold in respect of each Delivery and invoice, including where a portion of such Gold Purchase Price is credited against the Prepayment Amount.

(C)	The Seller will record the Uncredited Balance from time to time and confirm this to the Purchaser on request.

2.6	Palladium Purchase Price

(A)	The Purchaser shall pay to the Seller a purchase price for each ounce of Refined Palladium the number of ounces of which shall be calculated pursuant to Clauses 2.1 and 2.3 and sold by the Seller to the Purchaser (the “Palladium Purchase Price”) equal to:

(1)	until the Prepayment Reduction Date, the Palladium Market Price on the Delivery Date for such number of ounces of such Refined Palladium, with (a) the Fixed Palladium Price component thereof being payable in cash or by wire transfer, and (b) the balance (being an amount equal to the difference between such Palladium Market Price and the Fixed Palladium Price) to be credited against the Prepayment Amount in order to reduce the Uncredited Balance until it has been credited and reduced to nil; and

(2)	after the Prepayment Reduction Date, the Fixed Palladium Price on the Delivery Date for such number of ounces of such Refined Palladium, payable in cash or by wire transfer.

(B)	The Palladium Purchase Price is the consideration for selling the Refined Palladium in respect of each Delivery and invoice, including where a portion of such Palladium Purchase Price is credited against the Prepayment Amount.

(C)	The Seller will record the Uncredited Balance from time to time and confirm this to the Purchaser on request.

2.7	Payment by the Purchaser

Payment by the Purchaser further to Clauses 2.5 or 2.6 shall be made (A) on the fifth Business Day following the Delivery Date and (B) to the Seller Proceeds Account.

2.8	Currency and Method of Payments

All payments of funds due by one Party to another under this Agreement shall be made in US Dollars and shall be made by wire transfer in immediately available funds to the Seller Proceeds Account in respect of payments to the Seller (save in respect of payment of the Prepayment Amount pursuant to Clause 3.1) and to bank account or accounts (which must be outside South Africa) designated by the receiving Person in writing from time to time in respect of payments to the Purchaser or an Indemnified Party.

2.9	Unavailability of Benchmark Prices

(A)	For the purposes of the definition of “Gold Market Price”:

(1)	if the LBMA Gold Price is no longer set by the LBMA, the Gold Market Price shall be determined by reference to the price of Refined Gold in the manner endorsed by the LBMA; and

(2)	if the LBMA ceases to be in operation, or does not, or ceases to, make such endorsement as referred to in Clause 2.9(A)(1), the Gold Market Price shall be determined by reference to the price of Refined Gold in the manner endorsed by the World Gold Council, failing which price will be determined by reference to the price of Refined Gold on a commodity exchange mutually acceptable to the Seller and the Purchaser, each acting reasonably, and until such commodity exchange is agreed or otherwise determined further to Clause 15.1 the applicable commodity exchange shall be one specified by the Purchaser acting reasonably.

(B)	For the purposes of the definition of “Palladium Market Price”:

(1)	if the London Palladium Market PM Fixing Price is no longer set by the LPPM, the Palladium Market Price be determined by reference to the price of Refined Palladium in the manner endorsed by the LPPM; and

(2)	if the LPPM ceases to be in operation, or does not, or ceases to, make such endorsement referred to in Clause 2.9(B)(1), the Palladium Market Price shall be determined by reference to the price of Refined Palladium on a commodity exchange mutually acceptable to the Seller and the Purchaser, each acting reasonably, and until such commodity exchange is agreed or otherwise determined further to Clause 15.1 the applicable commodity exchange shall be one specified by the Purchaser acting reasonably.

2.10	Assay Procedure

(A)	All Assays shall be carried out in accordance with Good Industry Practice and the requirements of the relevant Offtake Agreement.

(B)	For each Lot where the Offtaker is a Related Party of the relevant Seller Group Member or the Refinery is owned, leased or otherwise controlled by a Seller Group Member or any of their Affiliates then any Assay in respect of such Lot must be carried out in accordance with Good Industry Practice by a reputable third party laboratory approved by the Purchaser in writing, acting reasonably. The costs and expenses of all such Assays shall be borne by the Seller and ProjectCo.

2.11	Excluded Tailings

If any Excluded Tailings, whether produced before or after the date of this Agreement and whether or not extracted in the Mining Areas are processed or reprocessed at any time following the date of this Agreement:

(A)	the Seller and ProjectCo shall promptly notify the Purchaser at least 30 days prior to the commencement thereof including its estimate of the quantity of Excluded Tailings they expect to be processed and the expected duration of that processing; and

(B)	such Excluded Tailings shall be deemed to not result in Produced Gold or Produced Palladium and shall not be subject to Clause 2.

2.12	Form of Invoices

All invoices issued by the Seller further to this Clause 2 must be in the form as required by the South African Revenue Service for the purposes of relying on any applicable VAT zero-rating and any required supporting documentary evidence must be retained as required by Applicable Law.

3.	PREPAYMENT

3.1	Payment of Prepayment Amount

(A)	For the sale and delivery by the Seller to the Purchaser of Refined Gold and Refined Palladium (but subject to Clause 3.2) the Purchaser agrees to pay to the Seller, and the Seller agrees to accept, the Prepayment Amount in connection with and as a prepayment of, the Gold Purchase Price further to Clause 2.5 and the Palladium Purchase Price further to Clause 2.6.

(B)	The Prepayment Amount will become due and payable by the Purchaser within 10 days after the Closing Date. The Purchaser will not be entitled to demand repayment of the Prepayment Amount (without prejudice to the Purchaser’s remedies under Clause 10). For the avoidance of doubt, the Prepayment Amount shall not be applied as consideration or as payment made for the sale and delivery by the Seller to the Purchaser of Refined Gold or Refined Palladium unless and until the Seller applies the Prepayment Amount further to Clauses 2.5 and 2.6.

(C)	No interest will be payable by the Seller on or in respect of the Prepayment Amount.

(D)	Given that:

(1)	the Purchaser is obliged to make payment of the Prepayment Amount as per Clause 3.1(A) to the Seller; and

(2)	the Seller is obliged to advance Debt funding to the ProjectCo amounting to the ZAR equivalent of the Prepayment Amount under the terms of the Seller Loan Agreement,

the Purchaser, the Seller and the ProjectCo hereby agree that the Purchaser will pay the Prepayment Amount directly to the Seller’s Nominated Account, and that such payments:

(3)	shall constitute payment by the Purchaser to the Seller and therefore discharge the Purchaser’s obligation to pay the Prepayment Amount to the Seller; and

(4)	shall constitute payment by the Seller to the ProjectCo and therefore discharge the Seller’s obligation to pay the corresponding advance to the ProjectCo under the Seller Loan Agreement.

(E)	Subject to Clauses 3.3 to 3.4, the Purchaser will pay the Prepayment Amount into the Seller’s Nominated Account, on a date to be selected by the Seller upon at least ten Business Days’ written notice to the Purchaser, subject to the satisfaction of the conditions set forth in Clause 3.3.

(F)	The date upon which the Prepayment Amount is paid by the Purchaser shall be referred to in this Agreement as the “Prepayment Date”.

3.2	Use of Prepayment Amount

(A)	The Seller must utilise the full Prepayment Amount to fund expenditure to be incurred in the purchase of Refined Gold and Refined Palladium, to be sold and delivered to the Purchaser pursuant to Clause 2. To the extent that the Prepayment Amount has not yet been applied to fund such expenditure, the Seller must ensure that such amount is available, as and when required, to defray the expenditure to be incurred in the purchase of such Refined Gold and Refined Palladium. In respect of each Delivery for which an invoice is raised, the Prepayment Amount so utilised must match the amount credited against the Prepayment Amount further to Clause 2.5.

(B)	In addition, the Seller will procure that, and the ProjectCo undertakes that, the ProjectCo shall apply an amount equal to the Prepayment Amount to:

(1)	develop the Project in accordance with the Mine Plan and the then current Project Schedule and Budget, in order to produce Minerals; and

(2)	the Seller further undertakes to ensure that the ProjectCo is placed in funds, in total amounting to the Prepayment Amount, in order to enable the ProjectCo to develop the Project as described above and pursuant to this the Seller and the ProjectCo will enter into the Seller Loan Agreement. Further to the Seller Loan Agreement the Seller shall, in respect of any portion of the Prepayment Amount paid further to Clause 3.1, advance Debt to the ProjectCo in an amount (in ZAR) equal to such portion of the Prepayment Amount. The amount of the advance will be paid directly by the Purchaser to ProjectCo, on behalf of the Seller, as set out in Clause 3.1(D). The Seller shall ensure that any Debt advanced to the ProjectCo under the Seller Loan Agreement as referred to in this Clause 3.2(B)(2) is fully subordinated to the Stream Obligations further to the Intercreditor Agreement.

3.3	Conditions Precedent to the Prepayment Amount

The obligation of the Purchaser to pay the Prepayment Amount under Clause 3.1(A) shall be subject to the Purchaser receiving all documents and evidence, in form and substance satisfactory to it (and acting reasonably where specified in this Clause 3.3), demonstrating that each of the following conditions are satisfied as at the Prepayment Date:

(A)	all of the representations and warranties made by any Project Entity and each MineCo and Guarantor further to this Agreement shall be true and correct in all material respects (other than those representations and warranties which are subject to a materiality qualifier, which representations and warranties shall be true and accurate in all respects) as at the Prepayment Date by reference to the facts and circumstances at such time;

(B)	no Project Entity Event of Default (or event which with notice, determination or lapse of time or any combination of them would become a Project Entity Event of Default) shall have occurred and be continuing;

(C)	the Purchaser shall have received a confirmation issued by the Companies and Intellectual Property Commission for each Seller Group Member (or in the case of a Seller Group Member incorporated outside South Africa, an equivalent confirmation) that each Seller Group Member is in business dated no earlier than the two Business Days prior to the Prepayment Date;

(D)	the corporate secretary or other senior officer (with knowledge of the relevant matters) of each Seller Group Member shall have executed a certificate, in a form agreed prior to the date of this Agreement, dated as of the Prepayment Date and addressed to the Purchaser, as to (1) its constitutional documents; (2) the resolutions of its board of directors (or equivalent) authorizing the execution, delivery and performance of this Agreement and the other Stream Documents to which it is party and the transaction contemplated hereby and thereby, as well the requisite resolutions in terms of sections 45 and/or 46 of the Companies Act, 2008 (as applicable); (3) the resolutions of its shareholders authorizing the execution, delivery and performance of this Agreement and the other Stream Documents to which it is party and the transaction contemplated hereby and thereby, as well the requisite resolutions in terms of section 45 of the Companies Act, 2008 (as applicable); (4) the names, positions and true signatures of the persons authorized to sign this Agreement and the other Stream Documents on its behalf; (5) certification of the matters set forth in Clauses 3.3(A) and (B); and (6) such other matters pertaining to the transactions contemplated hereby as the Purchaser may reasonably require;

(E)	the Purchaser shall have received a copy of all Material Contracts (other than the Impala Offtake Agreement) and Material Project Authorizations that have been obtained or entered into, or which are scheduled to be obtained or entered into further to the Project Schedule and Budget and Mine Plan, on or before the Prepayment Date;

(F)

(1)	the Stream Documents shall have been signed and delivered by the relevant Seller Group Members (and, in respect of the Intercreditor Agreement, by all parties thereto), in form and substance satisfactory to the Purchaser, and the Security Documents (excluding the ProjectCo Covering Mortgage Bond, the ProjectCo Mining Right Mortgage Bond, the ProjectCo General Notarial Bond, the ProjectCo Special Notarial Bond and the Obligor Cession and Pledge in Security) are in full force and effect and are capable of enforcement thereof in accordance with their terms;

(2)	the Intercreditor Agent (or counsel on its behalf) has been provided with all requisite documents to enable it to lodge the ProjectCo Covering Mortgage Bond, the ProjectCo General Notarial Bond and the ProjectCo Special Notarial Bond for registration with the relevant deeds office;

(3)	the Intercreditor Agent (or counsel on its behalf) has been provided with all requisite documents (including the consent to cancellation of the mortgage bond over the PPM Mining Right registered in favour of the Industrial Development Corporation South Africa Limited) to enable it to attend to the lodgment of the ProjectCo Mining Right Mortgage Bond for registration with the Mining Titles Office; and

(4)	the Intercreditor Agent (or counsel on its behalf) has been provided with complete applications in terms of section 11 of the MPRDA (in form and substance acceptable to the Purchaser) seeking the consent of the Minister of Mineral Resources to enforce the pledge and cede all of the equity interest pledged under the Obligor Cession and Pledge in Security and (y) to cede and transfer the PPM Mining Right (together, the “Section 11 Applications”). The said Section 11 Applications should be duly approved by the board and the shareholders of the ProjectCo;

(G)	the Purchaser shall have received a legal opinion addressed to it, in form and substance satisfactory to it and as agreed by it on or before the date of this Agreement:

(1)	of the Seller’s legal counsel relating to (a) the legal status of the Seller Group Members and any other Person entering into any Stream Document, (b) the corporate power and authority of the Seller Group Members and any other Person entering into any Stream Document to execute, deliver and perform this Agreement and the other Stream Documents, as applicable, (c) the authorization, execution and delivery of this Agreement and the other Stream Documents by the Seller Group Members;

(2)	of the Purchaser’s legal counsel relating to (a) the enforceability of this Agreement and the other Stream Documents against the Seller Group Members and any other Person entering into any Stream Document, as applicable, (b) the due registration or filing of any registrable or fileable Security Documents and, where applicable, the perfection of the security interest of the Purchaser under the Security Documents and the results of the usual searches that would be conducted in connection with the Security;

(H)	the Purchaser shall have received a title opinion, in form and substance satisfactory to it and as agreed by it on or before the date of this Agreement, of the Seller’s legal counsel addressed to the Purchaser relating to title to the Mining Rights, the material Project Property and each MineCo’s rights to access the Mining Areas for the purposes of the Project;

(I)	all Key Transaction Documents shall have been executed and are in full force and effect;

(J)	Purchaser has received confirmation from the Intercreditor Agent that any Additional Shared Collateral granted in connection with any Senior Financing raised to fund the cost of the development, construction and/or operation of the Project concurrently with the closing of this Agreement has been granted on terms such that the Purchaser also benefits from such Encumbrance;

(K)	all Orders and Licenses necessary for the completion of the transactions contemplated by the Key Transaction Documents shall have been obtained and remain in full force and effect;

(L)	no Order or Applicable Law, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by the Key Transaction Documents shall be in effect;

(M)	no action or proceeding, at law or in equity, shall be pending or threatened by any Person or Governmental Body to restrain, enjoin or prohibit the consummation of the transactions contemplated by the Key Transaction Documents;

(N)	any and all approvals required by the Financial Surveillance Department of the South African Reserve Bank or an Authorised Dealer of the South African Reserve Bank (as applicable) in respect to all of the payments and obligations of any Project Entity under, and transactions contemplated by, the Stream Documents requiring such approval, as applicable, have been duly obtained in writing in accordance with the requirements of the Exchange Control Regulations;

(O)	the Anti-Corruption Policy is in full force and effect;

(P)	the Prepayment Longstop Date has not occurred; and

(Q)	[***].

The obligations of the Purchaser under Clauses 3.1(A) shall be subject to the further condition that the Seller has issued to the Purchaser a request for payment for the Prepayment Amount.

3.4	Satisfaction of Conditions Precedent

(A)	Each Seller Group Member shall use commercially reasonable efforts to procure the fulfilment of each of the conditions set out in Clause 3.3 by the Prepayment Longstop Date. The Parties shall co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing. The Purchaser will act reasonably promptly in giving its view as to the acceptability of evidence provided in respect of any conditions set forth in Clause 3.3.

(B)	Each of the conditions set forth in Clause 3.3 is for the exclusive benefit of the Purchaser, and may be waived by the Purchaser in its sole discretion in whole or in part in writing.

(C)	For greater certainty, the absence of satisfaction of any or all of the conditions set forth in Clause 3.3 shall not relieve the Project Entities, MineCos or Guarantors from their obligations under this Agreement.

3.5	Conditions Subsequent

Each of the Project Entities shall procure that:

(A)	within 30 days of the Prepayment Date, the ProjectCo General Notarial Bond shall have been lodged and registered with the relevant deeds office;

(B)	within 60 days of the Prepayment Date, the ProjectCo Special Notarial Bond shall have been lodged and registered with the relevant deeds office;

(C)	within 60 days of the Prepayment Date, the ProjectCo Mining Right Mortgage Bond shall have been lodged and registered with the Mining Titles Office; and

(D)	within 120 days of the Prepayment Date, the ProjectCo Covering Mortgage Bond shall have been lodged and registered with the relevant deeds office.

4.	TERM

4.1	Term

(A)	This Agreement shall be effective on the date hereof and, subject to Clause 4.1(B), shall continue until the date that is 40 years after the date of this Agreement (the “Initial Term”) and thereafter shall automatically be extended for successive 20-year periods (each an “Additional Term” and, together with the Initial Term, the “Term”), unless there has been no active Mining Operations during the last 20 years of the Initial Term or throughout such Additional Term, as applicable, in which case this Agreement shall terminate at the end of the Initial Term or such Additional Term, as applicable (the “Term”).

(B)	This Agreement may also be terminated by the Parties on mutual written consent or by either Party in accordance with Clauses 10 or 11.

(C)	If none of the Prepayment Amount has been advanced by the Prepayment Longstop Date, this Agreement shall terminate.

4.2	Survival

The following provisions shall survive termination of this Agreement: Clause 6.14 and Clauses 12, 13 and 15, and such other provisions of this Agreement as are required to give effect thereto.

5.	REPORTING; BOOKS AND RECORDS; INSPECTIONS

5.1	Geological and Engineering Reports and Mine Plan

(A)	The ProjectCo shall promptly deliver to the Purchaser a copy of:

(1)	if the Parent is listed on a public securities exchange, final technical reports which have been prepared in accordance with an Acceptable Mining Reporting Standard, and updated publicly available mineral reserve and mineral resource estimates produced that pertain to the Project; or

(2)	if the Parent is not listed on a public securities exchange, final board-approved technical reports which have been prepared in accordance with an Acceptable Mining Reporting Standard, and updated mineral reserve and mineral resource estimates produced that pertain to the Project.

(B)	During the Term the ProjectCo shall, as soon as practicably possible, deliver or procure the delivery of a copy of any amendment, revision or supplement to, or replacement of the Mine Plan and /or any amendment, revision or supplement to, or replacement of the Output Summary to the Purchaser.

5.2	Operation and Production Reports

On or before the 15th Business Day of the calendar month after the end of each calendar month (until the Completion Date) or quarter (with effect on and from the Completion Date) of the Term, the ProjectCo shall provide to the Purchaser an Operation and Production Report in respect of each relevant calendar period.

5.3	Annual E&S Monitoring Report

On or before the 120th day after the beginning of each calendar year, the ProjectCo shall provide to the Purchaser an Annual E&S Monitoring Report in respect of the immediately preceding calendar year.

5.4	Semi-Annual Compliance Certificate

On or before March 31 and September 30 of each calendar year during the Term, the ProjectCo shall provide to the Purchaser a Semi-Annual Compliance Certificate in respect of the immediately preceding six months.

5.5	Financial Reports

(A)	ProjectCo

(1)	On or before the 45th day after the end of each of the ProjectCo’s fiscal quarters, the ProjectCo shall provide to the Purchaser a copy of the ProjectCo’s quarterly unaudited management accounts for such quarter.

(2)	As soon as reasonably practicable and in any event by not later than the 180th day after the end of each of the ProjectCo’s fiscal years, the ProjectCo shall provide to the Purchaser a copy of the ProjectCo’s audited annual financial statements for such year.

(B)	Seller

(1)	On or before the 45th day after the end of each of the Seller’s fiscal quarters, the Seller shall provide to the Purchaser a copy of the Seller’s quarterly unaudited management accounts for such quarter.

(2)	As soon as reasonably practicable and in any event by not later than the 180th day after the end of each of the Seller’s fiscal years, the Seller shall provide to the Purchaser a copy of the Seller’s audited annual financial statements for such year.

5.6	Notice of Completion

The Seller shall provide the Purchaser with written notice of the Completion Date within five Business Days of the occurrence thereof.

5.7	Other Reports

The ProjectCo shall promptly deliver or furnish, or cause to be delivered or furnished, to the Purchaser a copy of any material reports, certificates, documents and notices relating to the Project which are delivered by a Seller Group Member under other Key Transaction Documents to the extent not already delivered to the Purchaser under the Stream Documents.

5.8	Copies of Material Contracts and Other Information

Until the Security Release Date, the ProjectCo shall promptly deliver or furnish, or cause to be delivered or furnished, to the Purchaser a copy of:

(A)	any new Material Contract or any amendment or revision to any existing Material Contract;

(B)	any new Material Project Authorization, or amendment, revision, reissuance or replacement of any existing Material Project Authorization;

(C)	documentation relating to the acquisition by the Project Entities of any Project Real Property with a value in excess of [***] or more, whether owned or leased;

(D)	any amendment, revision or supplement to the Project Schedule and Budget (provided that any such amendment, revision or supplement shall be subject to Clause 6.1(C)); and

(E)	provide, or procure the provision, to the Purchaser of any draft and final reports, analyses or plans referred to in Clause 6.10 at the same time as it receives the same.

5.9	Notice of Adverse Impact

The ProjectCo shall, and the Seller shall procure that the ProjectCo shall, provide the Purchaser with written notice of each of the following events promptly upon a Project Entity or any MineCo becoming aware of or having knowledge of such event:

(A)	the occurrence of any Project Entity Event of Default, or any event or circumstance which with notice or lapse of time or both would become a Project Entity Event of Default;

(B)	any material default by any party under or termination or threatened termination of any Material Contract;

(C)	the loss of or material non-compliance with the terms of, or any threat (whether or not in writing) by a Governmental Body to revoke or suspend, any Material Project Authorization;

(D)	any material violation of Applicable Law by any Seller Group Member;

(E)	all material actions, hearings, investigations, notices of violation, hearings, investigations, suits, claims and proceedings before any Governmental Body or arbitrator pending, or to the Seller’s or ProjectCo’s knowledge threatened, against or affecting any Seller Group Member or the Project including any of their ownership;

(F)	any material damage suffered to the Project, and whether any Seller Group Member has or plans to make any insurance claim with respect to such damage;

(G)	any material disputes or material disturbances relating to the Project or resulting from Mining Operations involving local communities;

(H)	any event, circumstance or fact that would be expected to give rise to or that constitutes a “Default” or an “Event of Default” as defined under any Senior Financing or any other agreement in respect of Debt of the Project Entities or any Guarantor in a principal amount of [***] or more without any amendments or waivers from the creditor party thereunder;

(I)	any dispute between the Seller or a MineCo and an Offtaker in respect of a material matter arising out of or in connection with the relevant Offtake Agreement (the Seller shall provide the Purchaser with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be), if such dispute could affect the Project Entities’ performance of their obligations under this Agreement; and

(J)	any other condition or event which has resulted or that could reasonably be expected to result, in a Material Adverse Effect,

in each case, accompanied by a written statement by a senior officer of the ProjectCo setting forth details of the occurrence referred to therein.

5.10	Provision of Reports

Upon written notice to the Seller by the Purchaser at any time and from time to time, the Seller and ProjectCo shall cease to provide any information or reports identified for the time period specified in such notice. The Seller and ProjectCo shall recommence regular reporting under this Agreement upon completion of such period or upon further written notice to the Seller by the Purchaser.

5.11	Books and Records

(A)	The ProjectCo shall keep true, complete and accurate books and records of all of its respective operations and activities with respect to the Project and this Agreement, including the mining and production of all Minerals from the Project Real Property and the mining, treatment, processing, milling, transportation and sale or refining of all Minerals, and all operating or capital costs.

(B)	The ProjectCo shall, and the ProjectCo shall cause the Seller Group Members to, permit the Purchaser (and its professional advisors) to perform audits or other reviews and examinations of their books and records and other information relevant to the production, Delivery and determination of Refined Gold and Refined Palladium under this Agreement and compliance with this Agreement from time to time at reasonable times at the Purchaser’s sole risk and expense and not less than ten Business Days’ notice, provided that the Purchaser will not exercise such rights more often than once during any calendar year absent the existence of a Project Entity Event of Default, or absent a material deficiency identified during a previous audit or review, in which case such rights may be exercised at such periods as may be reasonably determined by the Purchaser (and in any event at least once during any calendar quarter) until no material deficiencies are identified during three consecutive audits or reviews, at which point the Purchaser will once again be limited to exercising such rights once per calendar year. The Purchaser shall use its commercially reasonable efforts to diligently complete any audit or other examination permitted hereunder. Such audit or other review or examination shall be at the Purchaser’s expense, provided that if it is established by such audit or other review or examination, or further to a Dispute, that the amount of Refined Gold and Refined Palladium Delivered on a given Delivery Date was less than the amount that should have been Delivered under this Agreement by five percent or more, then the Seller shall immediately on demand pay the costs of such audit or other review or examination to the Purchaser.

5.12	Inspection and Financial Audit of Production Records

(A)	Not more than twice every 12 calendar months, the Purchaser may, upon 20 Business Days written notice to the Seller and at reasonable times of business and at its own cost, within 18 calendar months of a Delivery, inspect and audit, or appoint a suitably qualified independent accounting firm to inspect, audit and report on to the Purchaser, the Production Records in respect of that Delivery.

(B)	The Seller shall, and, where applicable, shall procure that any relevant Seller Group Member shall, give the auditor appointed by the Purchaser full and free access to the Production Records at its offices, or elsewhere as agreed, in respect of such Delivery.

(C)	Any Delivery not so audited shall, after the expiry of such 18 calendar month period, be deemed to be final (and shall not thereafter be subject of audit or challenge) except in respect of fraud or manifest error.

(D)	If the Purchaser notifies the Seller of any underdelivery or overdelivery of Refined Gold and/or Refined Palladium which the Purchaser’s auditor, in its reasonable opinion, considers exists, or the audit determines that any amount of Refined Gold and/or Refined Palladium has been calculated in error, Seller shall, on being provided with a copy of the report of the Purchaser’s auditor, make a corresponding adjustment of the amount of Refined Gold and/or Refined Palladium to be Delivered in respect of the calendar month in which such report is provided, unless the Seller delivers a notification of a Dispute to the Purchaser in relation to the relevant matter within one calendar month of receiving the report. If the Seller delivers such a notification of such Dispute, the dispute resolution procedures set out in this Agreement shall apply. Such adjustment of amount of Refined Gold and/or Refined Palladium shall be taken into account when calculating the amount of Refined Gold and Refined Palladium to be sold and Delivered on the next Delivery Date after such Purchaser notification or, if applicable, when any dispute in respect of such notification is resolved or otherwise determined.

(E)	Such inspection or audit shall be at the Purchaser’s expense, provided that if it is established by such inspection or audit, or further to a Dispute, that the amount of Refined Gold and/or Refined Palladium Delivered on a given Delivery Date was less than the amount that should have been Delivered under this Agreement by five percent or more, then the Seller shall immediately on demand pay the costs of such inspection or audit to the Purchaser.

5.13	Inspections

(A)	Subject to Clause 5.13(B), not more than once every 12 calendar months and upon no less than ten Business Days’ notice to the ProjectCo and subject at all times to the workplace rules and Health and Safety Laws, and supervision of the ProjectCo, the ProjectCo shall grant, or cause to be granted, to the Purchaser and the Independent Engineer and their representatives and agents, at reasonable times and at the ProjectCo’s sole expense (until the Completion Date and thereafter at the Purchaser’s sole expense), the right to access the Project Real Property, the Process Plant and other facilities of the Project, in each case to monitor the construction of the Project and / or compliance with this Agreement (as applicable) during the Term. The Purchaser shall use its commercially reasonable efforts to not interfere with development, mining or processing work conducted on the Project Real Property.

(B)	After the Completion Date any costs incurred by the Purchaser, the Independent Engineer and their representatives and agents in such inspection shall be for the Purchaser’s account.

(C)	Where a Seller Group Member is commingling Minerals with Other Minerals (which shall include all Tailings for the purposes of this sub-Clause):

(1)	the Purchaser may, at reasonable times and at its own cost and risk and not more than once in every 12 calendar months upon reasonable notice to Seller, by itself or by the Independent Engineer appointed by it, inspect and conduct a technical audit on the methods and practices used by the relevant Seller Group Member in weighing, sampling, assaying or other measuring or testing such Minerals with Other Minerals; and

(2)	in doing so shall comply with the reasonable requirements of any relevant Seller Group Member and its safety officers.

5.14	Technical Committee

(A)	The Seller will establish and maintain until the Completion Date, a technical committee (the “Technical Committee”) comprising a representative of senior management of the Seller, a representative of the Purchaser plus an observer each selected by the Purchaser and the Independent Engineer for the purposes of monitoring the construction and operation of the Project. The Technical Committee members shall not be entitled to any salary, compensation or remuneration from the Seller in their capacity as Technical Committee members. The Seller shall owe no liabilities or obligations whatsoever to any Technical Committee members in such capacity.

(B)	Unless the members unanimously agree otherwise, the Technical Committee will meet (by telephone, videoconference or otherwise) no more than once per calendar month until the Completion Date, and no more than once per quarter thereafter to discuss relevant matters. The Seller will provide any member of the Technical Committee with such information as it may reasonably request.

(C)	The Technical Committee shall have no management or operational control of the Seller, the MineCos or the Project and shall be advisory in nature.

5.15	Other Notices and Information

Until the Security Release Date:

(A)	the ProjectCo shall notify the Purchaser in writing at least 15 days prior to any change in a Project Entity’s or Guarantor’s legal or operating name, or the location of its headquarters or location of its assets;

(B)	the Seller shall reasonably promptly notify the Purchaser and the Intercreditor Agent of the acquisition and location or relocation, by any Seller Group Member, of any material Project Property, whether owned or leased (other than inventory in transit); and

(C)	subject to Clause 5.16, with respect to any Offtake Agreements entered into after the date of this Agreement (and copies of which have not been provided to the Purchaser further to Clause 3.3), Seller shall reasonably promptly provide to the Purchaser confirmation of the terms of any such Offtake Agreement and, within fifteen (15) Business Days after the execution thereof by each of the parties thereto, Seller shall provide to the Purchaser a final signed copy of such Offtake Agreement.

5.16	No Disclosure of Confidential Information

(A)	A Project Entity’s obligations under Clause 5 shall not extend to any documents, agreements, materials, files or other information (whether held in electronic form or otherwise) that it is not permitted to disclose to the Purchaser (or any of its professional advisors) pursuant to confidentiality obligations applicable to any Project Entity (or any of its Affiliates) and accordingly a Project Entity shall be entitled not to disclose to the Purchaser (or any of its professional advisors) any such documents, agreements, materials, files or other information.

(B)	Each Project Entity shall use reasonable endeavours to ensure that agreements or arrangements with third parties include permission to disclose such documents, agreements, materials, files or other information, and to obtain or consent to disclosure of such documents, agreements, materials, files or other information to the extent not provided for in such agreements or arrangements, and will in any case provide to the Purchaser a summary of such documents, agreements, materials, files or other information (to the extent permitted by such confidentiality obligations).

6.	COVENANTS

6.1	Conduct of Operations

(A)	Except as otherwise provided herein, all decisions regarding the Project, including any decisions concerning (1) the methods, extent, times, procedures and techniques of any development and mining related to the Project or any portion thereof, (2) milling, processing, or extraction, (3) materials and equipment to be introduced on or to the Project, and (4) decisions to operate or continue to operate the Project or any portion thereof, including with respect to closure and care and maintenance shall be made by the ProjectCo or Magazynskraal MineCo (as applicable) in its sole discretion.

(B)	The ProjectCo and Magazynskraal MineCo shall, and the Seller shall procure that they shall, develop, construct, commission and operate the Project, in all material respects, in accordance with the Mine Plan and the Project Schedule and Budget. The Mine Plan and the Output Summary shall be maintained and updated in accordance with Good Industry Practice and may not be amended, revised supplemented or replaced in any material respect unless (1) such amendment, revision, supplement or replacement is made in accordance with Good Industry Practice and (2) before the Security Release Date such amendment would not reasonably be expected to have a Material Adverse Effect. The Output Summary shall be amended, revised supplemented or replaced (as applicable) to reflect any amendment, revision, supplement or replacement to the Mine Plan at the same time as the Mine Plan is so amended, revised, supplemented or replaced.

(C)	Until the Completion Date, the ProjectCo and the Seller shall procure that the Project Schedule and Budget shall be maintained and updated in accordance with Good Industry Practice. The Project Schedule and Budget may only be amended in any material respect if such amendment is made in accordance with Good Industry Practice.

(D)	The ProjectCo and Magazynskraal MineCo shall ensure that they:

(1)	hold legal and beneficial ownership in, or the requisite rights to use, all assets, rights and interests relating to the Project or comprising Project Property (until, with respect to Magazynskraal MineCo, the relevant MineCo Release Event, and prior to which they must have been fully and effectively transferred to the ProjectCo); and

(2)	operate the Project on a commercial basis as though it has the full economic interest in the Minerals (including Hot Tailings) produced from the Project Real Property in the absence of this Agreement and as if it were entitled to receive the Gold Market Price or Palladium Market Price (as applicable) for all such Minerals (including Hot Tailings) produced.

The Seller, the ProjectCo and Magazynskraal MineCo shall ensure that all cut-off grade, short term mine planning, longer term planning and production decisions, and all resource and reserve calculations, concerning the Project shall be based consistent with Good Industry Practice.

(E)	The Seller, the ProjectCo and Magazynskraal MineCo shall perform or procure the performance of all development, and mining operations and activities pertaining to or in respect of the Project and their business (including in respect of grade control) in all material respects in accordance with Applicable Laws, Mining Rights, Project Authorizations, Material Contracts, the Equator Principles, Good Industry Practice and the EA.

(F)	The ProjectCo and Magazynskraal MineCo shall, and the Seller shall procure that they shall, at all times from and after the date hereof obtain, as and when required, and preserve and maintain, all Licences (including environmental Licences and Utility Commitments) and Material Contracts which are required to permit the ProjectCo and Magazynskraal MineCo to (1) own the Project, (2) develop, construct and operate the Project as contemplated by the Mine Plan, (3) commence and carry out the operation of commercial production transactions from the Project, and (4) perform its obligations under the Stream Documents to which it is a party.

(G)	The ProjectCo and the Seller Group Members shall, and the Seller shall procure that they shall, timely and fully perform, pay and observe, or cause to be performed, observed and paid, any and all liabilities and obligations required by any Applicable Laws, Material Project Authorizations or by any Governmental Body or by Good Industry Practice, in each case:

(1)	for the reclamation, restoration or closure of any facility or land; and

(2)	in connection with the ProjectCo’s or the Seller Group Members’ operations or activities at, on or in respect of the Project or required under this Agreement,

in each case, except where such liabilities or obligations are diligently contested in good faith and appropriate provision has been made for them in the relevant Seller Group Member’s account.

(H)	Within six calendar months after the Closing Date the Seller shall procure that a suitably qualified independent mining engineer shall have commenced preparation of a revised Mine Plan for the Project to reflect an accelerated development schedule so as to achieve the Completion Date earlier than provided for in the Mine Plan as at the date of this Agreement.

6.2	Commingling

(A)	From and after the date of this Agreement, only the ProjectCo may process Other Minerals (which shall include all Excluded Tailings for the purposes of this sub-Clause) through the Process Plant, or commingle Other Minerals with, Minerals which are or can be mined, produced, extracted or otherwise recovered from the Project Real Property, and only if: (1) the ProjectCo has adopted and employs reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a “Commingling Plan”), such Commingling Plan to ensure the division of Other Minerals and Minerals for the purposes of determining the quantum of the Refined Gold and Refined Palladium to be delivered hereunder; (2) the Purchaser shall not be disadvantaged as a result of the processing of Other Minerals in place of, in priority to, or concurrently with, Minerals; and (3) the ProjectCo keeps all books, records, data and samples required by the Commingling Plan and makes such books, records, data and samples available to the Purchaser in accordance with Clause 5.11(B). The ProjectCo shall compensate the Purchaser for any disadvantage incurred or suffered by the Purchaser if and to the extent that the processing of Minerals mined, produced, extracted or otherwise recovered from the Project Real Property is adversely affected by Other Minerals being processed through the Process Plant. For these purposes, “disadvantage” shall be assessed by reference to the quantity and timing of expected deliveries as per the then current Mine Plan (including the Output Summary).

6.3	Certain Corporate Standards

(A)	The Project Entities shall, and the Project Entities shall cause all of the Seller Group Members and their respective directors, officers and employees to, comply with all material Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions applicable to such Person or its activities.

(B)	The Project Entities shall, and the Project Entities shall cause all of the Seller Group Members to, at all times comply with the Anti-Corruption Policy, and shall (to the extent permitted by Applicable Laws) immediately notify the Purchaser upon becoming aware of any breach or suspected breach of such policy. No Seller Group Member shall, amend, terminate, replace or otherwise vary the Anti-Corruption Policy so as to make it less comprehensive and/or restrictive without the prior written consent of the Purchaser. In the event of any changes to the Anti-Corruption Laws and / or the Anti-Money Laundering Laws and / or Good Industry Practice, the Seller shall cause the Anti-Corruption Policy to be updated in order to ensure compliance with the Anti-Corruption Laws, the Anti-Money Laundering Laws and Good Industry Practice. In the event of any such update, the Seller shall promptly provide a copy of the updated policy to the Purchaser and an explanation for the update.

6.4	Preservation of Corporate Existence; Location of Assets

(A)	The Project Entities shall, and shall cause each MineCo to, at all times from and after the date hereof do and cause to be done all things necessary or advisable to maintain its corporate or other existence, including the making of all required filings in connection therewith, and to obtain, and, once obtained, maintain all qualifications necessary to carry on its business and own its assets in each jurisdiction in which they carry on business or in which their assets are located.

(B)	The Project Entities shall not, and shall not permit any MineCo to, merge, amalgamate or consolidate with another Person, or change or reorganize its capital structure or amend its articles, by laws or any other constitutional documents, if it would adversely impact the Purchaser’s rights under the Stream Documents.

6.5	Maintenance of Property; Encumbrances

(A)	Except as otherwise permitted under Clause 7, the Project Entities and each MineCo shall at all times do or cause to be done all things necessary to maintain preserve, protect and keep:

(1)	all of its material ownership, lease, use, licence and other interests, as applicable as are necessary or advisable in order for the ProjectCo to be able to develop, construct and operate the Project substantially in accordance with the Mine Plan and Good Industry Practice; and

(2)	all material tangible Collateral owned or used by it in good repair, working order, and condition (ordinary wear and tear excepted) so that those aspects of the business carried on in connection therewith may be properly conducted at all times, unless the continued maintenance of any of such Collateral ceases to be necessary or economically desirable for the development, construction or continued operation of the Project substantially in accordance with the Mine Plan and Good Industry Practice.

(B)	Until the Security Release Date, the Seller and the ProjectCo shall, and shall cause any other Seller Group Members to, at all times warrant and defend the right, title and interest of the Seller, the ProjectCo and any other Seller Group Members in and to any Collateral, and every part thereof, against the claims of any Person, subject only to Permitted Encumbrances.

(C)	The ProjectCo shall use, and procure that Magazynskraal MineCo uses, its reasonable endeavours to procure that the requisite consent of the Minister of Mineral Resources to the applications referred to in Clauses 3.3(F)(3) and (4) are obtained as soon as reasonably practicable.

(D)	By the date of the first production of Minerals after the date of this Agreement the ProjectCo and Seller shall have obtained, or procured the obtaining of, such Licences as are required (if any) for the ProjectCo and Seller to deliver, or procure the delivery of, Refined Gold and Refined Palladium in accordance with Clause 2. After the date of the first production of Minerals after the date of this Agreement the ProjectCo and Seller shall each maintain, renew and comply with, or procure the maintenance and renewal of and compliance with, such Licences.

(E)	Within 12 months after having obtained representative samples of stope reef from the relevant underground portion of the Project, the Seller shall procure the carrying out, in accordance with Good Industry Practice, of complete metallurgical testwork, to include HIG mill and column flotation testwork, to assess the option of processing of Minerals without the involvement of any Kell and East Limb Companies or their assets.

(F)	By the date falling nine calendar months from the Prepayment Date, the ProjectCo shall procure, and maintain until the Completion Date, the appointment, following consultation with the Purchaser, of a suitably qualified adviser experienced in the development and operation of underground mining projects to provide advice in connection with the Project. The ProjectCo shall ensure that such person is provided with information and access as required to perform its duties, is regularly consulted in connection with the Project and that its recommendations are duly considered by ProjectCo. If the relevant adviser’s appointment terminates, the ProjectCo shall appoint a suitably qualified replacement adviser experienced in the development and operation of underground mining projects within 6 months of the termination of appointment.

(G)	If the Purchaser so requests whilst a Project Entity Event of Default is continuing, the ProjectCo, Seller and the Guarantors shall use all reasonable endeavours (and shall co-operate in good faith) to assist the Purchaser and the Security SPV with obtaining the approval from the DMR for any enforcement of the Security created further to the ProjectCo Mining Right Mortgage Bond and the Obligor Cession and Pledge in Security in accordance with their terms by the Security SPV or another Person nominated by the Purchaser from time to time.

(H)	The Seller shall:

(1)	by the date falling one year after the date of this Agreement, procure the preparation by SRK Consulting (or other suitable expert approved by the Purchaser acting reasonably) of an updated resource and reserve estimation for the Project, to be prepared in accordance with an Acceptable Mining Standard; and

(2)	within three months upon written request by the Purchaser, procure the preparation, and delivery to the Purchaser, of an updated resource and reserve estimation for the Project, to be prepared in accordance with an Acceptable Mining Standard, provided that, no such estimations shall be required to be provided if existing estimations have been delivered to the Purchaser in accordance with Clauses 5.1(A) and/or 6.5(H)(1) within the preceding three years of the date of such written request.

6.6	Insurance

(A)	Within 30 days of the date of this Agreement each MineCo (to the extent applicable) shall, have insured and shall keep insured with financially sound and reputable independent insurance companies all of the Collateral and the Project Property, and shall take out and maintain property damage insurance, comprehensive general liability insurance, South African Special Risk Insurance Act (SASRIA) insurance, directors’ and officers’ liability insurance and any other insurances in relation to its business and assets in each case in amounts and against losses, risks and/or damages, as is usual for reasonably prudent companies carrying on the same or substantially similar business in South Africa, and cause the policies of insurance referred to above to contain customary endorsements for the benefit of the Security SPV and the Purchaser. The ProjectCo shall cause the Security SPV and the Purchaser to be added and maintained as a named insured with respect to property damage insurance and comprehensive general liability insurance. The ProjectCo shall provide the Purchaser promptly with such evidence of insurance of any insurances and/or insurance policy information as the Purchaser may from time to time reasonably require.

6.7	B-BBEE

Each MineCo shall, and shall procure that, to the extent applicable to it, each Seller Group Member shall, comply with the Mining Charter and any other applicable Law promoting B-BBEE and all applicable B-BBEE Requirements and shall maintain its B-BBEE Status at all times.

6.8	Offtake Agreements

The Project Entities shall ensure that when Produced Gold or Produced Palladium are sold or otherwise disposed of all such Produced Gold or Produced Palladium are sold or otherwise disposed of by ProjectCo to an Offtaker pursuant to an Offtake Agreement. All such Offtake Agreements shall be on Arm’s Length Terms and include appropriate and separate sampling and assaying so that the Seller and the applicable Offtaker can determine the grade or content of Produced Gold or Produced Palladium (as applicable) and Other Minerals in each delivery to an Offtaker.

6.9	Seller Loan and Offtake Agreements and the Management Services Agreement

The Project Entities shall not amend, cancel, suspend, terminate or Transfer, in whole or in part, the Seller Loan Agreement, the Seller Offtake Agreement or the Management Services Agreement, where such amendment, cancellation, suspension, termination and/or Transfer would have an adverse impact on a Purchaser’s or the Security SPV’s rights under the Stream Documents, without the prior written consent of the Purchaser.

6.10	Sustainability Framework

(A)	The Seller and each MineCo shall:

(1)	use all reasonable endeavours to perform or procure the performance of all Mining Operations and activities pertaining to or in respect of the Project in accordance with the IFC Performance Standards by not later than the second anniversary of the Closing Date;

(2)	on and from the second anniversary of the Closing Date, to the extent such performance is not fully in accordance with the IFC Performance Standards, use all reasonable endeavours to continue to perform all development and Mining Operations and activities pertaining to or in respect of the Project in accordance with the IFC Performance Standards (or, if the IFC Performance Standards cease, such other international mining industry recognised standards applicable to environmental and social matters);

(3)	procure that within three months after the date of this Agreement, the Independent Consultant develops, and then they implement, an Environmental and Social Action Plan (giving reasonable consideration to any prompt comments received from the Independent Consultant (Purchaser)) (i) designed to maximise the ProjectCo’s compliance with IFC Performance Standards by the second anniversary of the Closing Date and thereafter and (ii) be in accordance with Good Industry Practice; and

(4)	procure that the Independent Consultant conducts and completes by 01 July of each year after 2021 an annual audit and gaps analysis report of its compliance with the IFC Performance Standards, and Good Industry Practice, and promptly updates the Environmental and Social Action Plan (giving reasonable consideration to any prompt comments received from the Independent Consultant (Purchaser)) to reflect the outcome, and address the findings, of such audit and report.

6.11	Tailings Facilities

(A)	The Seller and each MineCo shall each procure the completion by 1 December each year of a Tailings Facilities audit report (including dam and storm water studies), to include, as dictated by Good Industry Practice and the Global Industry Standard on Tailings Management, the factor of safety, for each of the Tailings Facilities to be carried out by the Independent Consultant. Seller and each MineCo shall provide, or procure the provision, to the Purchaser of any draft and final audit report referred to in this Clause 6.11 at the same time as it receives the same. Without prejudice to any other obligations under this Agreement, each such Party shall ensure that the Mine Plan and Environmental and Social Action Plan are promptly, and in any event within 15 Business Days of receipt of the final audit report, updated to reflect the outcome, and address the findings, of the final audit report.

(B)	The Seller shall procure that a report on the Tailings Facilities is submitted to the Global Tailings Portal (or any initiative that replaces it in whole or in part) (and promptly updated as necessary to ensure it fully and correctly represents the status of the Tailings Facilities from time to time) which shall fully address all of the disclosure questions required by the Global Tailings Portal (or any such replacement initiative) from time to time, in each case in accordance with Good Industry Practice and the Global Industry Standard on Tailings Management.

6.12	Certain Negative Covenants

(A)	Until the Security Release Date, except with the prior written consent of the Purchaser:

(1)	no MineCo shall engage directly or indirectly in any material business activity or purchase or otherwise acquire any material property, in either case, not related to the development, construction, and operation of, and extraction and processing of mineral resources from, the Project, or that is not reasonably required to perform its obligations under the Key Transaction Documents or the Senior Financing (other than in respect of, or in connection with any Non-Project Activity);

(2)	neither the Project Entities nor any MineCo shall:

(a)	make any Investments other than Permitted Investments; and

(b)	make any Acquisitions other than Permitted Acquisitions;

(3)	without prejudice to their obligations elsewhere under this Agreement, the Project Entities and each MineCo may only purchase, acquire or lease (whether directly or indirectly) any property from, or otherwise deal or enter into any agreement with, any Related Party in the ordinary course of and pursuant to the reasonable requirements of the Project Entity’s or such MineCo’s business and upon Arm’s Length Terms and further provided that any such purchased or acquired property constitutes part of the Collateral unless it is Excluded Property;

(4)	each of the Project Entities and each MineCo may have, assume or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any Debt only if such Debt constitutes Permitted Debt and Obligations;

(5)	a MineCo may enter into any hedge instrument or incur any hedge obligations only if such hedge obligations are pursuant to Permitted Hedging Arrangements;

(6)	each of the Seller and each MineCo may only make any Restricted Payment if all of the following conditions are satisfied:

(a)	until the Completion Date, evidence has been provided, to the satisfaction of the Purchaser, acting reasonably, that after making such Restricted Payment the aggregate amount of Liquidity of the Project Entities and each MineCo which are available to pay Project Costs is at least [***];

(b)	no Project Entity Event of Default and no event that, with the giving of notice or passage of time would constitute a Project Entity Event of Default, has occurred and is continuing or would occur as a result of such Restricted Payment;

(c)	all operating expenses of the Seller and each MineCo then due and owing have been paid in full (or, in the case of any loan incurred by ProjectCo pursuant to a Senior Financing and on-advanced to Seller or Magazynskraal MineCo, would be paid in full once advanced); and

(d)	all amounts then due and owing in respect of any Debt of the Seller Group Members (other than Debt owing to any Seller Group Member), and payment of which would not be a Restricted Payment, have been paid in full (or, in the case of any loan incurred by ProjectCo pursuant to a Senior Financing and on-advanced to another Seller Group Member, would be paid in full once advanced), and the relevant MineCo shall notify the Purchaser in writing at least [***] prior to any intended Restricted Payment to be made in accordance with this Clause 6.12(A)(6) with full particulars of such intended Restricted Payment;

(7)	no MineCo shall transfer or assign any Debt owed to it (other than (1) further to the Security Documents, (2) to the extent that such Debt does not relate to the Project or, (3) to each other); and

(8)	the Seller and the ProjectCo shall not, and shall not permit any Seller Group Members to, create, incur, assume or suffer to exist any Encumbrance upon all or any of the Collateral, whether now owned or hereafter acquired, other than Permitted Encumbrances.

(B)	Except for entering into this Agreement, any Offtake Agreement, the Seller Offtake Agreement [***], or with the prior written consent of the Purchaser, the Seller shall not, and shall not permit a MineCo or any other Seller Group Member to, Transfer a Production Interest relating to Minerals (other than a Permitted Asset Disposition) to another Person or provide any guarantee, indemnity or security in connection with the foregoing, provided that, consent of the Purchaser shall not be required if such Transfer of a Production Interest constitutes Permitted Debt and Obligations.

6.13	Abandonment

If the ProjectCo or Magazynskraal MineCo intends to abandon, surrender, relinquish or let lapse all or a part of the Mining Right, including by way of ceasing to maintain Project Authorizations or the validity of mineral claims or leases (the “Abandonment Property”), the ProjectCo or Magazynskraal MineCo (as applicable) shall (A) have determined, acting in a commercially reasonable manner, that it is not economical to mine minerals from the Abandonment Property, and (B) first give notice (the “Abandonment Notice”) of such intention to the Purchaser at least 30 days in advance of the proposed date of abandonment. If, not later than 10 days after the date of the Abandonment Notice, the ProjectCo receives from the Purchaser written notice that the Purchaser desires the ProjectCo to procure the conveyance of the Abandonment Property to the Purchaser or an assignee, the ProjectCo or Magazynskraal MineCo (as applicable) shall, without additional consideration, convey or cause the conveyance of the Abandonment Property to the Purchaser on an as is where is basis and at the sole cost, risk and expense of the Purchaser and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If the Purchaser does not give such notice to the ProjectCo within the prescribed period of time and after the ProjectCo or Magazynskraal MineCo (as applicable) having obtained the necessary regulatory authorisations for such abandonment, the ProjectCo or Magazynskraal MineCo (as applicable) may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, that if the ProjectCo or any Seller Group Member reacquires a direct or indirect interest in any of the ground covered by the Abandonment Property at any time within seven years following abandonment, the Produced Gold and Produced Palladium from such property shall be subject to this Agreement. The ProjectCo shall give written notice to the Purchaser within ten days of any such reacquisition.

6.14	Confidentiality

(A)	Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement (collectively, the “Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:

(1)	to its auditor, legal counsel, lenders, underwriters and investment bankers and to persons, including any proposed transferee or acquiring Person under Clause 7 or assignee under Clause 7.7 with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant (and to advisors and representatives, and funders (and advisers and representatives of such funders) of any such Person), provided that (a) such recipients are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such Persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable;

(2)	where that disclosure is necessary to comply with Applicable Laws, court order or regulatory request by any Governmental Body having jurisdiction over such Party, provided that such disclosure is limited to only that Confidential Information so required to be disclosed and, where applicable, that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(3)	for the purposes of the preparation and conduct of any arbitration or court proceeding commenced under Clause 15.1;

(4)	where such information is already available to the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(5)	with the consent of the disclosing Party;

(6)	to its Affiliates and those of its and its Affiliates’ directors, officers, employees, advisors and representatives who need to have knowledge of the Confidential Information;

(7)	in the case of the Purchaser and any of its Affiliates, to any limited partner or co-investor or prospective limited partner or co-investor in or with a private equity fund managed by the Purchaser or Affiliates of the Purchaser, to the extent such information is reasonably relevant to the current investment or future investment decision of any such limited partner or co-investor or prospective limited partner or co-investor, provided that such persons undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information for the purpose of making an investment decision in or with respect to the Purchaser or Affiliates of the Purchaser; and

(8)	in the case of the Project Entities and any of their Affiliates, if and to the extent such disclosure is required by any securities exchange or regulatory or Governmental Body wherever situated, including (amongst other bodies) the UK Listing Authority, the London Stock Exchange, Euronext, in connection with an initial public offering.

(B)	Each Party shall ensure that its Affiliates and its and its Affiliates’ employees, directors, officers, advisors and representatives and those persons listed in Clauses 6.14(A)(1), 6.14(A)(6) and 6.14(A)(7) are made aware of this Clause 6.14 and comply with the provisions of this Clause 6.14. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

7.	TRANSFERS OF INTERESTS

7.1	Prohibition on Transfers and Change of Control

The Project Entities and each MineCo shall not, and shall ensure that no other Person shall:

(A)	Transfer (or permit the Transfer of), all or part of the Project Property or other Collateral (in each case, other than by way of a Permitted Asset Disposition); or

(B)	agree to, or enter into any agreement, arrangement or other transaction with any Person that would cause, or otherwise allow or permit to occur, a Change of Control of any Project Entity or any MineCo.

7.2	Permitted Transfers and Change of Control

Subject to Clause 7.3 below, Clause 7.1 shall not prohibit any Transfer (in whole or in part) by, or Change of Control in respect of, a Project Entity or MineCo if:

(A)	the Purchaser has been provided with at least 30 days’ prior written notice of the proposed Transfer or Change of Control;

(B)	in the case of:

(1)	a Transfer by a Project Entity or MineCo:

(a)	the proposed transferee becomes a party to this Agreement in a manner acceptable to the Purchaser (acting reasonably) and assumes the same obligations as the Project Entity or MineCo to the extent of such Transfer;

(b)	(prior to the Security Release Date only) where the Transfer is by the ProjectCo, the relevant Person who Controls the transferee (or if such Person is controlled by another Person, the ultimate parent owner thereof) accedes to this Agreement as an Additional Guarantor; and

(2)	(prior to the Security Release Date only) a Change of Control of a Project Entity or MineCo, the Person acquiring Control of the Project Entity or MineCo (or, if the Person acquiring Control is controlled by another Person, the ultimate parent owner thereof) accedes to this Agreement as an Additional Guarantor;

(C)	(prior to the Security Release Date only) each Person that, as a result of the Transfer or Change of Control, acquires a direct or indirect interest in the Collateral grants the same charges and security interests in, to and over such Collateral, and enters into substantially the same Security Documents, entered into by the relevant Seller Group Members in respect of the same;

(D)	the Persons referred to in subclauses 7.2(B) and 7.2(C) above satisfy the conditions set forth in Clauses 3.3(D), 3.3(F)(4) and 3.3(G) as if such provisions applied to them and such Transfer or Change of Control, with appropriate modifications;

(E)	all necessary consents and approvals of any Governmental Body or other Person are obtained or satisfied with respect to such Transfer or Change of Control;

(F)	there is no Project Entity Event of Default (or an event which with notice, determination or lapse of time or any combination of them would become a Project Entity Event of Default) that has occurred and is continuing (unless the relevant Project Entity Event of Default (or event which with notice, determination or lapse of time or any combination of them would become a Project Entity Event of Default) would be remedied by the Transfer or Change of Control);

(G)	such Transfer or Change of Control will not have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, references to “Seller Group Members” shall instead refer to the Persons referred to in subclauses 7.2(B) and 7.2(C) above, as applicable);

(H)	the proposed transferee is an Eligible Transferee; and

(I)	if the Persons referred to in subclauses 7.2(B) and 7.2(C), or any of their Affiliates, have any outstanding Debt secured by the same assets secured under the Security Documents, their secured lenders shall have entered into an intercreditor agreement with the Purchaser on terms and conditions acceptable to the Purchaser, or, in respect of a Transfer, if such Transfer complies with Clause 7.7.

7.3	Permitted Change of Control

Clause 7.1 shall not prohibit a Change of Control of a Project Entity or MineCo (and the provisions of Clause 7.2 shall not apply to such Change of Control) if:

(A)	the Change of Control results from:

(1)	a change in the beneficial ownership of voting securities of the Parent, or acquisition of Control of the Parent, if the common shares of the Parent are listed on a public securities exchange at the completion of such transaction;

(2)	a change in the beneficial ownership of voting securities of the Parent if such securities were listed on a public securities exchange immediately prior to the completion of such transaction;

(3)	acquisition of Control of the Parent, if such acquisition results from the acquisition by a Person or Persons acting in concert of more than 50% of the voting securities of the Parent, which were listed on a public securities exchange immediately prior to the completion of such transaction; or

(4)	a change in the beneficial ownership of a B-BBEE shareholder’s securities and/or interests in any Seller Group Member in any way; and

(B)	any Person or Persons acting in concert acquiring such voting securities is not at the time of any such acquisition a Sanctioned Person or in breach of any Anti-Corruption Laws or Anti-Money Laundering Laws.

7.4	Prohibition on Purchaser Transfers and Change of Control

The Purchaser shall not:

(A)	Transfer, in whole or in part, any of its rights under the Stream Documents; or

(B)	agree to, or enter into any agreement, arrangement or other transaction with any Person that would cause, or otherwise allow or permit to occur, a Change of Control of the Purchaser,

in each case, save as permitted pursuant to Clauses 7.5 or 7.7(C).

7.5	Permitted Purchaser Transfer and Change of Control

(A)	Clause 7.4 shall not prohibit any Transfer of this Agreement or any Stream Document (in whole) by a Purchaser or Change of Control of a Purchaser if:

(1)	such Purchaser shall have provided the Project Entities with:

(a)	until the Prepayment Date, 30 days’; and

(b)	on and following the Prepayment Date, 10 days’,

prior written notice of the Transfer or Change of Control completing;

(2)	the transferee or Change of Control beneficiary is an Approved Purchaser Transferee; and

(3)	in relation to any Transfer, the relevant transferee accedes to the Intercreditor Agreement if it is not already a party thereto, on or before the date the Transfer is completed, in accordance with the terms of the Intercreditor Agreement.

(B)	In the case of a Transfer by a Purchaser to an Approved Purchaser Transferee, the non-transferring Parties shall, at the relevant Purchaser’s cost, execute such other documents as the Purchaser may reasonably require in connection with the treatment of the Approved Purchaser Transferee as a Purchaser (as applicable) for all purposes of this Agreement, the Stream Documents and the Intercreditor Agreement, its entitlement to the full benefit of the same and the release of the relevant Purchaser.

7.6	Procedure for Accession

(A)	It is acknowledged that Additional Guarantors may accede to this Agreement from time to time pursuant to the terms of Clauses 7.2 and 8.5.

(B)	A Person shall accede to this Agreement as an Additional Guarantor if it delivers to the Purchaser a duly completed and executed Stream Accession Deed.

7.7	Assignment by way of security

(A)	Subject to Clause 7.7(B), no Seller Group Member may assign or Transfer any of its rights or obligations under or in connection with this Agreement or the Stream Documents.

(B)	The Seller and the ProjectCo may assign by way of security its rights under this Agreement to a security trustee or agent acting on behalf of the lenders in respect of any Senior Financing without the consent of the Purchaser (and the Purchaser agrees to execute an acknowledgment of such security in a form reasonably customary for the relevant type of financing).

(C)	The Purchaser may assign by way of security its rights under this Agreement to a provider of finance or security trustee or agent acting on behalf of such provider without the consent of the Project Entities or Guarantors (and the Project Entities and Guarantors agree to execute an acknowledgment of such security in a form reasonably customary for the relevant type of financing).

7.8	Continuing obligations

This Agreement and the other Stream Documents shall enure to the benefit of and shall be binding on and enforceable by the Parties and their respective permitted successors and assigns.

8.	SECURITY AND GUARANTEES

8.1	Guarantees

(A)	The ProjectCo unconditionally and irrevocably:

(1)	guarantees as a primary obligation to the Purchaser in payment when due of all amounts payable by the Seller under or pursuant to the Stream Documents;

(2)	undertakes to the Purchaser to ensure that the Seller will perform when due all of its obligations under or pursuant to the Stream Documents;

(3)	agrees that if and each time that the Seller fails to make any payment under or pursuant to any Stream Document when it is due, it shall on demand (without requiring the Purchaser (or, in respect of Clause 13 only, any Indemnified Party) to first take steps against the Seller or any other Guarantor or any other Person) pay that amount to the Purchaser (as applicable) as if it were the principal obligor in respect of that amount; and

(4)	agrees as principal debtor and primary obligor to indemnify the Purchaser against all costs and/or Losses sustained by it flowing from any non-payment or default of any kind by the Seller under or pursuant to any Stream Document or the unenforceability, invalidity or illegality of any of the Seller’s, obligations,

(the “Seller Guaranteed Obligations”).

(B)	Each Guarantor other than the ProjectCo jointly and severally and unconditionally and irrevocably:

(1)	guarantees as a primary obligation to the Purchaser (and, in respect of Clause 13 only, the other Indemnified Parties) the payment when due of all amounts payable by each Project Entity and each other Guarantor under or pursuant to the Stream Documents;

(2)	undertakes to the Purchaser to ensure that each Project Entity and each other Guarantor will perform when due all of their respective obligations under or pursuant to the Stream Documents;

(3)	agrees that if and each time that each Project Entity or any other Guarantor fails to make any payment under or pursuant to any Stream Document when it is due, each Guarantor shall on demand (without requiring the Purchaser (or, in respect of Clause 13 only, any Indemnified Party) to first take steps against the Project Entities or any other Guarantor or any other Person) pay that amount to the Purchaser (and, in respect of Clause 13 only, such Indemnified Party) as if it were the principal obligor in respect of that amount; and

(4)	agrees as principal debtor and primary obligor to indemnify the Purchaser (and, in respect of Clause 13 only, the Indemnified Parties) against all costs and/or Losses sustained by it flowing from any non-payment or default of any kind by any Project Entity or any other Guarantor under or pursuant to any Stream Document or the unenforceability, invalidity or illegality of any Project Entity’s or any other Guarantor’s, obligations,

(the “General Guaranteed Obligations” and, together with the Seller Guaranteed Obligations, the “Guaranteed Obligations”).

(C)	The guarantee and indemnity in Clause 8.1(A) is to be a continuing guarantee and indemnity and accordingly is to remain in force until all of the Seller Guaranteed Obligations shall have been performed or satisfied in full. The guarantee and indemnity in Clause 8.1(B) is to be a continuing guarantee and indemnity and accordingly is to remain in force until the earlier to occur of (i) the Security Release Date, (ii) the date on which the Guaranteed Obligations shall have been performed or satisfied in full and (iii) in the case of Clidet or Magazynskraal MineCo, upon the occurrence of the relevant MineCo Release Event. Each guarantee and indemnity is in addition to and without prejudice to and not in substitution for any rights or security which the Purchaser (and, in respect of Clause 13 only, the Indemnified Parties) may now or hereafter have in connection with the performance and observance of the Guaranteed Obligations.

8.2	Waiver of Defences

Each Guarantor’s obligations under this Agreement shall not be affected by any matter or thing which but for this provision might operate to affect or prejudice those obligations, including without limitation:

(1)	any time or indulgence granted to, or composition with, the Project Entities, any Guarantor or any other person;

(2)	the taking, variation, renewal or release of any right, guarantee, remedy or security from or against the Project Entities, any Guarantor or any other person;

(3)	neglecting to perfect or enforce any Stream Document against the Project Entities, any Guarantor or any other person;

(4)	any variation or change to the terms of any Stream Document; or

(5)	any unenforceability or invalidity of any obligation of the Project Entities or any Guarantor under any Stream Document, so that such Stream Document shall be construed as if there were no such unenforceability or invalidity.

8.3	Waiver of Droit de Division / Droit de Discussion

The Initial Parent hereby irrevocably waives and abandons any and all rights under the laws of Guernsey:

(A)	whether by virtue of the droit de division or otherwise, to require that any liability under this Agreement be divided or apportioned with any other person or reduced in any manner whatsoever; and

(B)	whether by virtue of the droit de discussion or otherwise, to require that recourse be had to the assets of any other person before any claim is enforced against it under this Agreement.

8.4	Security

(A)	It is acknowledged that on or before the Prepayment Date:

(1)	the Security SPV shall provide the Security SPV Guarantee in favour of the Purchaser;

(2)	the Seller, the ProjectCo and each relevant Guarantor shall, amongst others, provide the Counter-Indemnity Agreement in favour of the Security SPV; and

(3)	to secure its obligations under the Counter-Indemnity Agreement, the Seller, the ProjectCo and each relevant Guarantor shall provide (or procure the provision of) the Security Documents subject to and in accordance with the terms of this Agreement.

(B)	It is further acknowledged that the Security Documents shall additionally secure any obligations under any counter-indemnity agreement provided by a Project Entity (or any other entities) to the Security SPV in respect of any liabilities guaranteed by the Security SPV relating to any Senior Financing or [***] and that the priority of the Purchaser’s interest(s) in those Security Documents (together with its rights under the Security SPV Guarantee) shall be subject to the terms and conditions set out in the Intercreditor Agreement. In addition, and for the avoidance of doubt, any interest of the Purchaser in the Security Documents shall cease upon the Security Release Date.

8.5	Additional Security and Guarantees

Until the Security Release Date, the Seller and each MineCo shall procure that:

(A)	each Person that becomes a shareholder in or a Subsidiary (other than a Non-Project Activities Subsidiary) of any of them shall accede to this Agreement as an Additional Guarantor and provide security over its shares in such MineCo or security shall be granted over the shares in such Subsidiary (as applicable) in favour of the Security SPV, in each case, within thirty (30) days of such Person first becoming a shareholder of such MineCo or a Subsidiary (as applicable) and, to the extent applicable, it shall and each Seller Group Member shall further take such steps as are necessary in order to make valid and effective the aforementioned agreements and perfect the Encumbrances provided for therein. The Seller or the relevant MineCo (as applicable) shall further provide to the Purchaser a third party legal opinion from (i) such Person’s legal counsel concerning such Person and any Security Document to which such Person becomes a party and (ii) where such Person is a Subsidiary of one of them, the legal counsel of that party, concerning that party and any security which they enter into pursuant to this Clause 8.5, each in form and substance satisfactory to the Purchaser;

(B)	each MineCo that acquires a right, asset or interest that relates to the Project or any Project Property (excluding any Excluded Property), provided that in each case it constitutes Collateral, shall provide security over such right, asset or interest in favour of the Security SPV (or take steps to ensure such right, asset or interest becomes subject to an existing Security Document), in each case, within thirty (30) days of the acquisition thereof (other than where such right, asset or interest has automatically become subject to an existing Security Document pursuant to its terms). Each Seller Group Member shall further take such steps as are necessary in order to make valid and effective the aforementioned security arrangements and perfect the Encumbrances provided for therein; and

(C)	each MineCo shall provide security (in favour of the Security SPV) over each replacement Secured Material Contract (or take steps to ensure any such replacement Secured Material Contract becomes subject to an existing Security Document), in each case within thirty (30) days of the replacement Secured Material Contract being entered into (other than where any such replacement Secured Material Contract has automatically become subject to an existing Security Document pursuant to its terms). Each Seller Group Member shall further take such steps as are necessary in order to make valid and effective the aforementioned security arrangements and perfect the Encumbrances provided for therein.

8.6	Additional Shared Collateral

(A)	If an Encumbrance is granted to the Security SPV or any other Person over any Additional Shared Collateral, or a guarantee (including any supporting indemnity) is given by a Project Entity or a Related Party of a Project Entity to the Security SPV or any other Person, in connection with any Senior Financing raised to fund the cost of the development, construction and/or operation of the Project at any time before the Security Release Date, then the Project Entities shall procure that such Encumbrance or guarantee (including any supporting indemnity) (as applicable) is granted on terms that the Purchaser benefits from such Encumbrance or guarantee (including any supporting indemnity) (as applicable).

(B)	If, prior to the Security Release Date, there is no subsisting Senior Financing then the Purchaser shall take such steps as may be requested by the Project Entities to release any continuing Additional Shared Collateral and/or guarantee (including any supporting indemnity) (as applicable) that has been granted for the benefit of the Purchaser pursuant to Clause 8.6(A) (to the extent not released pursuant to the terms of the Intercreditor Agreement).

8.7	Further Assurances – Security

Until the Security Release Date, the Project Entities shall take, and shall cause each other Person providing or required to provide Security to take, or cause to be taken, such action and execute and deliver or cause to be executed and delivered to the Purchaser or the Security SPV (as applicable) such agreements, documents and instruments as the Purchaser may reasonably request, and register, file or record the same (or a notice or financing statement in respect thereof) in all offices where such registration, filing or recording is, in the reasonable opinion of the Purchaser, necessary or advisable to constitute, perfect and maintain the Security Documents referred to in this Clause 8 as first-ranking Encumbrances of the Person granting such Encumbrances, subject only to the Permitted Encumbrances in each case, within a reasonable time after the request therefor by the Purchaser or the Security SPV, and in each case, in form and substance satisfactory to Purchaser, acting reasonably.

8.8	Release of Security

(A)	If:

(1)

(a)	the aggregate Gold Market Price for all ounces of Refined Gold Delivered to the Purchaser;

(b)	PLUS the aggregate Palladium Market price for all ounces of Refined Palladium Delivered to the Purchaser;

(c)	LESS the aggregate Fixed Gold Purchase Price for all ounces of Refined Gold Delivered to the Purchaser;

(d)	LESS the aggregate Fixed Palladium Price for all ounces of Refined Palladium Delivered to the Purchaser;

(e)	PLUS any Buyback Fee paid to the Purchaser,

is at least equal to a US Dollar amount that is equal to (x) the Prepayment Amount plus (y) an amount equal to an internal rate of return on the Prepayment Amount of 9%, taking into account the timing of each of the above (including with respect to the timing of payment of the Prepayment Amount) and compounding annually with effect from the date of this Agreement;

(2)	all other amounts due to the Purchaser from any Seller Group Member have been irrevocably paid in full; and

(3)	no Project Entity Event of Default (or event which with notice, determination or lapse of time or any combination of them would become a Project Entity Event of Default) is continuing,

(the date on which these conditions are satisfied, the “Security Release Date”). The Purchaser will promptly give notice to the Intercreditor Agent in accordance with the Intercreditor Agreement that the Stream Security Release Date (as defined in the Intercreditor Agreement in respect of this Agreement) has occurred.

(B)	Subject to the Intercreditor Agreement, the Purchaser shall facilitate (to the extent within its control) the release of:

(1)	the pledge by PIC under the Obligor Cession and Pledge in Security of its shares held in Clidet; and

(2)	the pledge by Clidet under the Obligor Cession and Pledge in Security of its shares held in Magazynskraal MineCo,

as soon as reasonably practicable following the relevant MineCo Release Event.

(C)	The Purchaser shall further procure the release, by way of cancellation of the Security SPV Guarantee by agreement between the Security SPV and the Purchaser, as soon as reasonably practicable following the Security Release Date.

8.9	Disapplication of Project Entity Events of Default

With effect from:

(A)	the Security Release Date, the Project Entity Events of Default shall no longer apply to any Guarantor (other than the ProjectCo), the Security or any Security Document; and

(B)	in respect of Magazynskraal MineCo and Clidet, the applicable MineCo Release Event, the Project Entity Events of Default shall no longer apply to that Guarantor, the Security granted by that Guarantor or any Security Document under which such Guarantor provided such Security.

8.10	Stockpiling

If any Project Entity or any MineCo intends to stockpile, store, warehouse or otherwise place Minerals off the Project Real Property, before doing so, the Project Entities or such MineCo (as applicable) shall obtain from the property owner, operator or both, as applicable, where such stockpiling, storage, warehousing or other placement occurs, to provide in favour of the Purchaser a written acknowledgement in form and substance satisfactory to the Purchaser, acting reasonably, which provides that the relevant Project Entity’s or such MineCo’s (as applicable) rights to the Minerals shall be preserved and which acknowledges the Security SPV’s Encumbrances thereon and provides the Security SPV with a right of access in the event of enforcement by the Security SPV of the Security.

8.11	Material Real Property

(A)	Subject to paragraphs (B) and (C), if:

(1)	any freehold land integral to the Project (which shall include all freehold land required for access for the purposes of the then-current Mine Plan); or

(2)	any leasehold land integral to the Project (which shall include all leasehold land required for access for the purposes of the then-current Mine Plan),

(together, “Material Real Property”) exists then ProjectCo shall procure that:

(3)	where no registration is required in respect of such Material Real Property, such Material Real Property becomes subject to the relevant Security Documents within 20 Business Days of the later of such Material Real Property becoming integral to the Project and the date of this Agreement; and

(4)	where registration is required in respect of such Material Real Property, such registration is lodged with the relevant authority within 20 Business Days of the later of such Material Real Property becoming integral to the Project and the date of this Agreement, and ProjectCo shall use best endeavours to procure that such Material Real Property is then registered with the relevant Governmental Body within 120 days thereof.

(B)	If Security over any leasehold land constituting part of Material Real Property requires the consent of a third party, then the Security over such land shall only become effective once the consent of that third party is obtained. ProjectCo shall exercise reasonable endeavours to obtain such consent within 10 Business Days of such Material Real Property becoming integral to the Project and if it is not obtained by such date then as soon as reasonably practicable thereafter, and, until such required consent is obtained, such land shall be excluded from the scope of Material Real Property.

(C)	If Security over any leasehold land constituting part of Material Real Property requires that ProjectCo serves notice upon a third party, but does not otherwise require such third party’s consent, ProjectCo shall be required only to exercise reasonable endeavours to obtain an acknowledgment of such notice.

9.	REPRESENTATIONS AND WARRANTIES

9.1	Representations and Warranties of the Project Entities, Guarantors and MineCos

Acknowledging that the Purchaser is entering into this Agreement in reliance thereon, each Project Entity, Guarantor and MineCo hereby makes the representations and warranties to the Purchaser set forth in Schedule 3, on and as of the date of this Agreement and on the Prepayment Date (by reference to the facts and circumstances then subsisting).

9.2	Representations and Warranties of the Purchaser

The Purchaser hereby makes, on and as of the date hereof, the representations and warranties to the Seller Group Members set forth in Schedule 4.

9.3	Status of Representations and Warranties

(A)	The representations and warranties set forth in Schedule 3 and Schedule 4 shall survive the execution and delivery of this Agreement.

(B)	The representations and warranties set forth in Schedule 3 shall continue and remain in force notwithstanding the satisfaction or waiver of the conditions set out in Clause 3.3 and the performance of obligations under this Agreement (1) such that the Purchaser shall be entitled to bring any claims under this Agreement in relation to any breach of any such Warranty; and (2) provided that no Warranty shall be given or deemed to have been given on and as at any date following the satisfaction or waiver of all of the conditions set out in Clause 3.3, except as expressly set out in Clauses 3.3 or 7.2(D).

9.4	Knowledge

Where any Warranty is qualified by the expression “to the knowledge of” or any similar expression, that expression shall be deemed to include the actual knowledge of each of the Senior Executives at the date the relevant Warranty is given, with those persons having made due and reasonable enquiries of any and all other Persons who may reasonably be expected to have knowledge of the facts, matters or circumstances to which the Warranty relates.

9.5	Warranties Not True and Correct

If at any time a Seller Group Member becomes aware that any Warranty given by it under this Agreement is not true and correct it shall, as soon as practicable, notify the Purchaser in writing of the occurrence and in sufficient detail to enable the Purchaser to reasonably identify and make a reasonably accurate assessment of the notified occurrence.

9.6	Separate Warranties

Each Warranty shall be a separate Warranty and shall in no way be limited to, or restricted by reference to or by inference from, the terms of any other Warranty, or by any words in this Agreement or any of the Schedules hereto.

10.	PROJECT ENTITY EVENTS OF DEFAULT

10.1	Project Entity Events of Default

Subject to Clause 8.9, each of the following events or circumstances that is continuing constitutes an event of default by a Project Entity (each, a “Project Entity Event of Default”):

(A)

(1)	the Seller fails to sell and deliver Refined Gold and/or Refined Palladium to the Purchaser on the terms and conditions set forth in this Agreement within [***] of the date upon which sale and Delivery is required hereunder; or

(2)	the Seller or any Guarantor fails to pay any amount due under this Agreement within [***] of the date upon which payment is required hereunder,

(B)	other than as provided for elsewhere in this Clause 10.1, a Project Entity, a MineCo or any Guarantor is in material breach or material default of any other terms or any of its other covenants or obligations, set forth in this Agreement or any other Stream Document which breach or default is not remedied within a period of [***] after the earlier of (1) delivery by the Purchaser to the Seller of written notice of such breach or default, and (2) the date a Project Entity, MineCo or Guarantor (as applicable), became aware of such breach or default;

(C)	except where permitted under Clause 6.13, a Project Entity or any MineCo (1) ceases, suspends or, abandons its construction, operation or development of all or a material part of the Project, (2) fails to carry on such operations and development of all or a material part of the Project so as to enable production of Produced Gold and Produced Palladium as contemplated in the Mine Plan (including the Output Summary) and / or Delivery of Refined Gold and Refined Palladium as contemplated in this Agreement, (3) puts all or a material portion of the Project on care and maintenance, or (4) abandons the Collateral or all or a material part of the Mining Rights and, in each case, such cessation, suspension, abandonment, care and maintenance or failure continues for more than [***] prior to the Completion Date occurring; or otherwise [***];

(D)	a Project Entity, a MineCo or any Guarantor makes any warranty which is in any material respect (or in any respect in the case of representations and warranties that are qualified by materiality), incorrect or incomplete when made or deemed to be made, and, if capable of remedy, the circumstances giving rise to such incorrectness or incompleteness are not remedied within a period of [***] after the earlier of (1) delivery by the Purchaser to the Seller of written notice of such breach or default, and (2) the date a Project Entity, MineCo or Guarantor (as applicable), became aware of, or, if earlier, should reasonably have become aware of, such breach;

(E)	a Project Entity, any MineCo or any Guarantor ceases to carry on its business or admits its inability, or fails, to pay its debts generally as they become due;

(F)	a Project Entity, any MineCo or any Guarantor becomes bankrupt, whether voluntarily or involuntarily, or is or is deemed by any authority or legislation to be “Financially Distressed” (as defined in the Companies Act), or becomes subject to any proceeding seeking liquidation, arrangement, monitorship, business rescue or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise), relief of creditors or other procedure or the appointment of a receiver, liquidator, trustee or business rescue practitioner or other similar officer over all or a material part of the Collateral, and such proceeding is not contested by a Project Entity, any MineCo or any Guarantor, as applicable, diligently, in good faith and on a timely basis and dismissed or stayed within [***] of its commencement or issuance (for greater certainty, such [***] grace period shall not apply if a Project Entity, MineCo or any Guarantor becomes bankrupt voluntarily or any such proceedings are initiated by a Project Entity, any MineCo or any Guarantor);

(G)	an order is made or a resolution is passed for the winding up, liquidation or dissolution of a Project Entity, any MineCo or any Guarantor and such order or resolution is not contested by a Project Entity, any MineCo or Guarantor (as applicable) diligently, in good faith and on a timely basis and dismissed or stayed finally and irrevocably within [***] (save that, such [***] grace period shall not apply if any such order is requested or resolution is passed by such Project Entity, MineCo or Guarantor or any of their respective Affiliates);

(H)	one or more judgments, orders, decrees, writs of execution, garnishment or attachment or similar process is entered against any Project Entity, any MineCo or any Guarantor for either (i) an amount in excess of [***] or (ii) any material portion of the Project Real Property, and in either case is not restricted from being enforced or implemented;

(I)	any Person takes possession of any material part of the Collateral by appointment of a receiver, receiver and manager, business rescue practitioner or other similar officer;

(J)	a Transfer or Change of Control (as applicable) (in each case, other than by way of a Permitted Asset Disposition) occurs in respect of a Project Entity, any MineCo, or all or a material part of the Project Property or, until the Security Release Date, the Collateral otherwise than in accordance with this Agreement, or a Project Entity or MineCo is otherwise in breach or default of any of its obligations under Clause 7;

(K)	any Governmental Body directly or indirectly expropriates, nationalizes, seizes, appropriates, compulsorily acquires, intervenes or restricts any Project Entity, any MineCo or any Guarantor (including the displacement of all or any part of the management), or all or a material part of the Project or the Project Property, and such action or event is not contested by such Project Entity, MineCo or Guarantor (as applicable) diligently, in good faith and on a timely basis and dismissed or stayed or remedied (as applicable) finally and irrevocably within [***] of its commencement or occurrence (as applicable);

(L)	it is or becomes unlawful, or any action taken by a Governmental Body makes it impractical or impossible, for any Seller Group Member to perform any of its material obligations under any Stream Document and such unlawfulness or action is not contested by such Seller Group Member diligently, in good faith and on a timely basis and reversed, stopped or suspended within [***] of its commencement or occurrence;

(M)	the Seller or a Seller Group Member, or any officer, employee or representative of any of them, is charged with, or proven to be or admits, breaching any Anti-Money Laundering Laws, any Anti-Corruption Laws or any Sanctions and the Seller Group Member’s relationship with such officer, employee or representative is not suspended or terminated within [***] (or any such longer period required or provided for under Applicable Laws) of the Project Entity or any Guarantor acquiring actual knowledge of such proven breach;

(N)	as a result of the occurrence of an event of default thereunder, the Senior Financing or any Debt of a Project Entity, a MineCo or a Guarantor shall be declared to be due and payable in accordance with its terms prior to the stated maturity thereof, in each case in a principal amount of [***] or more (or, following the Completion Date, [***] or more) and such Debt is not fully paid by the first to occur of (x) the date which is [***] after the earlier of (1) delivery by the Purchaser to the Seller of written notice of such occurrence, and (2) a Project Entity becoming aware of such occurrence or (y) the commencement of enforcement action in respect of such Debt;

(O)	any of the Security (until the Security Release Date but not thereafter), any Stream Document (until, in respect of the Security Documents only, the Security Release Date but not thereafter) or any obligation of any party under any of them, is repudiated, terminated, materially breached or contested, by any party under any of them other than the Purchaser (in any capacity), in whole or in part, or is not or ceases to be in full force and effect, or is invalidated or rendered unenforceable by any act, regulation or governmental action or is determined to be invalid by a court or other judicial entity judgment (which is not restricted from being enforced or implemented) or, in the case of the Security, to not constitute an Encumbrance on the Collateral (subject only to Permitted Encumbrances) except where any such event or circumstance is immaterial or is remedied within a period of [***], or [***] in respect of any regulation or governmental action or court or other judicial entity judgment (which is not restricted from being enforced or implemented), after the earlier of (1) delivery by the Purchaser to the Seller of written notice of such occurrence, and (2) the date a Project Entity, MineCo or Guarantor (as applicable), became aware of such occurrence;

(P)	a Project Entity or any MineCo (as applicable) fails to obtain, or loses the right to, or benefit of, a Material Project Authorization (or it is materially and adversely amended or curtailed) and, where such circumstance or event is capable of being remedied and the Project Entity and/or MineCo (as applicable) is diligently pursuing a remedy, such circumstance or event is not remedied within a period of [***] after the earlier of (1) delivery by the Purchaser to the Seller of written notice of such circumstance or event, and (2) the date the Project Entity or MineCo (as applicable) became aware of or if, earlier, should reasonably have become aware of such circumstance or event;

(Q)	NOT USED;

(R)	any:

(1)	foreign exchange law or de facto law or rule, currency control or export restrictions are amended, enacted or introduced in the Republic of South Africa that has the effect of prohibiting, or restricting or delaying in any material respect any payment that any Seller Group Member is required to make in accordance with the terms of any of the Stream Documents or the ability of any Seller Group Member or the Purchaser to convert, transfer or repatriate cash outside the Republic of South Africa; or

(2)	except as a result of the Purchaser’s breach of Applicable Law, any Exchange Control approval required for or in connection with the performance of any obligations under any Stream Document is cancelled, withdrawn, forfeited or revoked or any other action having similar effect is taken; and

(S)	the occurrence of a Material Adverse Effect.

10.2	Remedies

(A)	If a Project Entity Event of Default occurs, the Purchaser shall have the right, upon written notice to a Project Entity (with a copy to the Seller (but the delivery of any such copy to the Seller shall not be required for any such written notice to a Project Entity to be effective)), at its option, to take any or all of the following actions (in each case, without double recovery):

(1)	demand and promptly receive all Deliveries owing by a Project Entity to the Purchaser;

(2)	claim and promptly receive all Losses of the Purchaser arising out of or in connection with such Project Entity Event of Default, provided that:

(a)	the Early Termination Amount has not been claimed; and

(b)	the amount of Losses recoverable shall be capped at the Early Termination Amount (calculated in accordance with paragraph (A) of such definition),

and the Purchaser may issue a Termination Notice in respect of such Project Entity Event of Default but shall not be required to issue such Termination Notice in order to exercise any rights under this Clause 10.2(A)(2);

(3)	issue a Termination Notice and demand and promptly be paid the Early Termination Amount;

(4)	until the Security Release Date, enforce any of the Security or otherwise exercise any of its rights under or in connection the Security Documents subject to, and in accordance with, the provisions of the Intercreditor Agreement; and

(5)	demand and promptly receive all the Purchaser’s costs of enforcing its rights in connection with such Project Entity Event of Default and taking any of the actions under or in connection with this Clause 10.2(A).

(B)	The Parties hereby acknowledge and agree that:

(1)	the Purchaser will be damaged by a Project Entity Event of Default;

(2)	it would be impracticable or extremely difficult to fix the actual damages or losses resulting from a Project Entity Event of Default;

(3)	any sums payable in accordance with Clause 10.2(A)(3) with respect to a Project Entity Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and

(4)	all amounts payable in accordance with Clause 10.2(A)(3) with respect to a Project Entity Event of Default are fair and reasonable and proportionate to the legitimate interests of the Purchaser having regard to the nature of the obligations that are to be performed in accordance with this Agreement subject to Clause 10.2(E), in full and final satisfaction of all amounts owed in respect of any and all Project Entity Events of Default.

(C)	For greater certainty, if the Purchaser does not exercise its termination right under Clause 10.2(A)(3), the obligations of a Project Entity, each MineCo and / or any successors following a realization hereunder shall continue in full force and effect.

(D)	Subject to the legal enforceability of Clause 10.2 not being challenged by any Person and subject to Clause 10.2(E), the Purchaser acknowledges and agrees that, without prejudice to the right to seek injunction, specific performance or the Purchaser’s rights as a creditor in any insolvency or business rescue or restructuring process, the remedies set out in this Clause 10.2 shall be the sole remedies of the Purchaser for any Project Entity Event of Default and the Purchaser shall have no additional right or remedy arising by common law (including, without limitation, any common law right of termination), by statute or otherwise under any Applicable Law.

(E)	The Parties acknowledge that claims and remedies under this Clause 10.2 are separate from, and in addition to, rights under Clauses 12, 13 (subject in all cases to no-double recovery and Clause 13.2) and 15.14.

(F)

In the event of any Dispute regarding the amount of the Early Termination Amount, the Parties agree to a determination process by an Expert in accordance with Clause 15.3. Pending resolution of such Dispute, the amount of the Early Termination Amount claimed by the Purchaser shall be paid in accordance with Clause 10.2(A)(3). Upon the agreement or resolution (in accordance with Clause 15.3) of the amount of the Early Termination Amount:

(1)	if the Early Termination Amount is determined to be higher than the amount claimed by the Purchaser further to Clause 10.2(A)(3), the Seller shall pay to the Purchaser the balance of the amount of the Early Termination Amount as agreed or determined plus interest on such balance at a per annum rate equal to [***] from and after the due date further to Clause 10.2(A)(3), calculated calendar monthly in arrears and compounded calendar monthly; and

(2)	if the Early Termination Amount is determined to be lower than the amount claimed by the Purchaser further to Clause 10.2(A)(3), the Purchaser shall pay to the Seller the amount of any excess as agreed or determined plus interest on such excess at a per annum rate equal to [***] from and after the due date further to Clause 10.2(A)(3), calculated calendar monthly in arrears and compounded calendar monthly, in each case, within [***] of such agreement or determination.

11.	PURCHASER EVENTS OF DEFAULT

11.1	Purchaser Events of Default

Each of the following events or circumstances constitutes an event of default by a Purchaser (each, a “Purchaser Event of Default”):

(A)	the Purchaser fails to pay any portion of the Prepayment Amount to the Seller in accordance with this Agreement where all of the applicable conditions in Clause 3.3, have been satisfied or waived (any such unpaid portion of the Prepayment Amount, the “Unpaid Prepayment Amount”) and such breach is not remedied within a period of [***] following the due date for payment of such amount;

(B)	the Purchaser fails to pay any amount due under this Agreement (other than the Unpaid Prepayment Amount) and such breach is not remedied within a period of [***] following the due date for payment of such amount;

(C)	the Purchaser becomes a Sanctioned Person or Sanctioned Entity; and

(D)	the Purchaser makes any representation or warranty under any Stream Document which is, in any material respect (or in any respect in the case of representations and warranties that are qualified by materiality), incorrect or incomplete when made or deemed to be made and, if capable of remedy, the circumstances giving rise to such incorrectness or incompleteness are not remedied within a period of [***] after the earlier of (1) delivery by the Seller to the Purchaser of written notice of such breach or default, and (2) the date the Purchaser became aware of such breach or default.

11.2	Remedies

(A)	If a Purchaser Event of Default described in Clause 11.1(A) has occurred and is continuing for more than [***], then, the Project Entities shall have the right to without interest or penalty (as their sole remedy in contract, law or otherwise) demand all direct losses and costs suffered or incurred by them as a result of the occurrence of such Purchaser Event of Default, unless the Purchaser affected by such Purchaser Event of Default has Transferred all of its rights and obligations under the Stream Documents to another Person in accordance with Clause 7.5 and the outstanding amount has been paid in full by the earlier of [***] (1) from the Seller notifying the Purchaser of such Purchaser Event of Default, or (2) the Purchaser becoming aware of such Purchaser Event of Default.

(B)	If a Purchaser Event of Default described in Clause 11.1(B):

(1)	has occurred and is continuing, then, unless the outstanding amount is paid (including by an Approved Purchaser Transferee) by [***] before the next Delivery Date, the Seller shall have the right by notice to the Purchaser (which may be incorporated in the notification further to Clause 2.4), without interest or penalty, to set-off the unpaid amount on the next Delivery Date against a portion of the Delivery of Refined Gold or Refined Palladium (as applicable) for which the aggregate Gold Purchase Price (as applicable) or Palladium Purchase Price would be equal to such unpaid amount at the Delivery Date; and

(2)	occurs on more than one occasion, the Seller shall have the right by notice to the Purchaser, without interest or penalty, to set-off on each Delivery Date thereafter amount(s) that would become due and payable by the Purchaser in respect of the Delivery of Refined Gold and/or Refined Palladium due on such Delivery Date (if the Delivery of Refined Gold and/or Refined Palladium were to be made in full), against a portion of such Delivery of Refined Gold or Refined Palladium (as applicable) for which the aggregate Gold Purchase Price or Palladium Purchase Price (as applicable) would be equal to such amount(s) that would become payable by the Purchaser in respect of such Delivery of Refined Gold or Refined Palladium (if such Delivery of Refined Gold or Refined Palladium on such Delivery Date were to be made in full), and in each case, to the extent of such set-off, no payment shall be due to the Seller in respect of such Deliveries of Refined Gold or Refined Palladium but such Deliveries shall be deemed to have been made for the purposes of determining the Designated Metal Percentage from time to time. The amount that the Seller shall be entitled to set-off pursuant to this Clause 11.2(B) shall include such Taxes that become payable by the Seller on the set-off amount in excess of those that would have arisen had the Seller not exercised the remedy set out above.

(C)	If a Purchaser Event of Default described in Clause 11.1(C) has occurred and is continuing, unless the Purchaser affected by such Purchaser Event of Default has Transferred all of its rights and obligations under the Stream Documents to another Person in accordance with Clause 7.5 by the earlier of [***] from: (1) the Seller notifying the Purchaser of such Purchaser Event of Default, or (2) the Purchaser becoming aware of such Project Entity Event of Default, then, unless the then-current Prepayment Amount has been paid in full or the Prepayment Longstop Date has occurred, the Seller, without interest or penalty, may terminate this Agreement by written notice to the Purchaser. Such termination shall be subject to the Seller, within [***] of the date of termination, fully and unconditionally refunding to the Purchaser an amount equal to the Purchaser’s pro rata portion of the Uncredited Balance (if any) at the date of such termination or (if it is not legal for the Seller to refund such amount) placing such amount in escrow on terms acceptable to the Purchaser and Seller (each, acting reasonably) (together the “Refund Obligation”). If the refunded amount has been placed in escrow then the Seller shall provide reasonable assistance (subject to Applicable Law) in procuring the release of such funds from escrow and payment to the Purchaser. Following such termination, the Purchaser shall cease to have any rights or liabilities under or in connection with the Stream Documents, other than in connection with the Refund Obligation.

(D)	If a Purchaser Event of Default under Clause 11.1(D) has occurred and is continuing, the Project Entities shall (as their sole remedy in contract, law or otherwise) have the right to demand and promptly receive all Losses suffered or incurred by them as a result of such Purchaser Event of Default.

12.	TAXES

12.1	Taxes

(A)	Subject to Clauses 12.1(D) and (E), all Deliveries of Refined Gold and Refined Palladium and any other payments and transfers of property of any kind made under this Agreement or any other Stream Document by or on behalf of any Seller Group Member shall be made free and clear and without any present or future deduction, withholding, charge, levy or imposition for or on account of any Taxes, except as required by Applicable Laws. All Taxes, if any, as are required by Applicable Laws to be deducted, withheld, charged, levied, collected or imposed on any Person on or with respect to any such Delivery, payment, deemed payment or transfer made by or on behalf of any Seller Group Member shall be paid by a Project Entity or Guarantor (as applicable) by Delivering or paying to the Purchaser, in addition to such Delivery, payment, deemed payment or transfer, such additional Delivery, payment or transfer as is necessary to ensure that the net amount received by the Purchaser (net of any such Taxes, including any Taxes required to be deducted, withheld, charged, levied, collected or imposed on any such additional amount) equals the full amount that the Purchaser would have received had no such deduction, withholding, charge, levy, collection or imposition been required. The Purchaser agrees to reasonably cooperate (at the cost of the Seller) with the relevant Seller Group Member to provide such information and declarations to the relevant Seller Group Member to enable it to determine the correct amount of Taxes referred to above, provided that the provision of such information or declarations will not detract from or amend this Clause 12.1 or any other provision of this Agreement such that the Purchaser will suffer an economic burden of Taxes or otherwise in excess of that which would have applied had such information or declaration not been provided.

(B)	Subject to Clauses 12.1(D) and (E), if, as a result of it entering into any Key Transaction Document or any other arrangement pursuant thereto or contemplated therein to which the Purchaser (or an Affiliate of the Purchaser) and a Seller Group Member is a party (but not any other unconnected arrangement with third parties to which the Purchaser or any of its Affiliates is a party from time to time), the Purchaser becomes liable for any Tax, and as a result Taxes are imposed on any Deliveries, payments or deemed payments under or in connection with any Key Transaction Document or any other arrangement pursuant thereto or contemplated therein or on the Purchaser as a result of the Purchaser entering into any of the Key Transaction Documents, the Seller and each MineCo shall indemnify the Purchaser for such Tax (other than Excluded Taxes, as defined below) and any costs incurred in connection with such liability, and the indemnity payment shall be increased as necessary so that, after the imposition of any Tax on the indemnity payment (including Tax in respect of any such increase in the indemnity payment), the Purchaser shall receive an amount equal to the full amount of such Taxes for which it is liable. A certificate as to the amount of such payment or liability delivered to the Seller by the Purchaser shall be conclusive absent manifest error.

(C)	If the Purchaser determines, in its sole discretion, that it has received a refund of any Taxes as to which it has been indemnified by a Seller Group Member or with respect to which a Seller Group Member has paid additional amounts pursuant to this Clause 12.1 or that, because of the payment of such Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the relevant Seller Group Member an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by such Seller Group Member under this Clause 12.1 with respect to the Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Purchaser and without interest (other than any net after-Tax interest paid by the relevant Governmental Body with respect to such refund). The relevant Seller Group Member, upon the request of the Purchaser, agrees to repay the amount paid over to such Seller Group Member (plus any penalties, interest or other charges imposed by the relevant Governmental Body) to the Purchaser if the Purchaser is required to repay such refund or reduction to such Governmental Body. This Clause 12.1(C) shall not be construed to require the Purchaser to make available its Tax Returns (or any other information relating to its Taxes that it deems confidential) to a Seller Group Member or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

(D)	Neither the Seller nor any MineCo shall be responsible pursuant to Clause 12.1(A) or (B) for any Excluded Taxes (as defined below) imposed or collected by any jurisdiction in respect of deliveries of Refined Gold or Refined Palladium or payments and transfers of property of any kind made by a Seller Group Member pursuant to this Agreement, the Guarantee or any Security Documents. For these purposes “Excluded Taxes” means:

(1)	any Taxes that are recovered by a Purchaser or its assignees by way of input tax credit, refund or rebate;

(2)	any Taxes imposed or collected by a jurisdiction by reason of the Purchaser being incorporated or resident in that jurisdiction, carrying on business in, or having a permanent establishment or a connection in that jurisdiction or participating in a transaction separate from this Agreement in that jurisdiction, in each case determined by application of the laws of that jurisdiction, other than where such Taxes are imposed as a result of or in connection with:

(a)	receiving payments or deliveries under this Agreement in that jurisdiction; and

(b)	making payments under this Agreement;

(3)	any Taxes imposed or collected by a jurisdiction by reason of the Purchaser designating a metal account or accounts in a jurisdiction other than an Acceptable Jurisdiction for Deliveries, in each case to the extent such Tax exceeds that which would have been applicable had such account(s) been in the relevant Acceptable Jurisdiction at the time of Delivery; and

(4)	any Taxes arising as a result of the Seller exercising its remedies pursuant to Clause 11.2(C) following the occurrence of a Purchaser Event of Default,

other than (in each case) where such Tax is imposed as a result of or in connection with:

(A)	enforcing the Purchaser’s rights under any Key Transaction Document; or

(B)	entering into any Key Transaction Document or any other arrangement pursuant thereto or contemplated therein to which the Purchaser (or any of its Affiliates) and a Seller Group Member are a party,

provided further that in the case of sub-paragraph 12.1(D)(2) “Excluded Taxes” does not include VAT or other value-added, sales, goods and services or similar taxes.

(E)	If the Seller or any Guarantor is required under Clause 12.1(A) or (B) to pay any amount to (i) a Purchaser that is not the Original Purchaser or (ii) the Original Purchaser where, after the date of this Agreement, a change in domicile of such Original Purchaser occurred, or a permanent establishment was created or a change in jurisdiction of a permanent establishment occurred through which the Original Purchaser exercises rights or performs obligations under this Agreement (excluding in each case where any such creation or change occurs as a result of any circumstances giving rise to indemnification of the Purchaser further to Clause 12.1(B)), then, in either case, the amount of such payment shall not exceed the amount that the Seller or that Guarantor would have been required to pay to the Original Purchaser if it was still the Purchaser, (or, in the case of paragraph (ii), the Original Purchaser prior to such change in domicile, change in jurisdiction or creation of a permanent establishment), but based on:

(1)	the type of entity and domicile of the Original Purchaser as at the date of this Agreement; and

(2)	the Applicable Law that would be applicable to the Original Purchaser at the time of such payment,

though disregarding the jurisdiction of incorporation, domicile of and any circumstances of and / or Applicable Law applicable to, any direct or indirect shareholder of or investor in the Original Purchaser (together “Investor Circumstances”) and any law applicable to the Original Purchaser as a result of Investor Circumstances and assuming that the Original Purchaser is not entitled to benefit from any Tax treaty or other arrangement between any countries relating to Taxation.

13.	INDEMNITIES

13.1	Indemnity

Subject to Clause 13.2, the Project Entities and each MineCo indemnifies and holds harmless the Purchaser and its Affiliates (the “Indemnified Parties”) from any Loss incurred or suffered by any such Indemnified Party that arises from a claim by a Person (who is not a current or former Purchaser or any of their Affiliates) against any such Indemnified Party in respect of:

(A)	any failure by a Seller Group Member to at all times comply with all Applicable Laws relating to any of them, the Project Property or the Mining Operations or any business or activities of any Seller Group Member (as applicable);

(B)	any failure by a Seller Group Member to timely and fully perform all waste disposal, abandonment, restoration, remediation, reclamation or other obligations required by relevant Governmental Bodies (including the terms and conditions of Laws) pertaining or related to the Mining Operations or any business or activities of any Seller Group Member or required under this Agreement or otherwise to prevent liability in respect of the Project Property or any business or activities of any Seller Group Member;

(C)	or arising out of, the Mining Operations or other activities on or with respect to the Project Property or any business or activities of any Seller Group Member, including in respect of property damage or injury or death to persons;

(D)	a Seller Group Member causing, suffering, or permitting any condition or activity at, on or in the vicinity of a Mining Area, or in connection with any business or activities of any Seller Group Member, which constitutes a nuisance;

(E)	any failure by a Seller Group Member to comply with Anti-Corruption Laws, the Anti-Money Laundering Laws, the Anti-Corruption Policy or their obligations under Clause 6.3;

(F)	any actual or alleged breach of any Environmental Law (whether by a Project Entity, any Guarantor or any other Seller Group Member);

(G)	an Environmental Claim;

(H)	any enquiry, investigation, subpoena (or similar order) or litigation with respect to any Environmental Claim and any other enquiry, investigation, subpoena (or similar order) or litigation in respect of any breach of any Environmental Law that has or is reasonably likely to give rise to a liability for an Indemnified Party; or

(I)	the enforcement of the rights of the Purchaser and/or its Affiliates under this Clause 13.1,

provided that the foregoing shall not apply to any Losses of an Indemnified Party to the extent they arise from the gross negligence or willful misconduct of such Indemnified Party.

13.2	No Double Recovery

To the extent that an Indemnified Party recovers damages or obtains payment or reimbursement under or in connection with any provision of this Agreement other than this Clause 13 in respect of any Loss, then such Indemnified Party shall not be entitled to recover the amount it has so recovered or been paid or reimbursed in respect of that Loss more than once under the indemnity in Clause 13.1.

14.	BUYBACK

14.1	Buyback

On any one of the first five anniversaries of the Closing Date, the Seller shall be entitled, in its sole discretion, to reduce the then current Designated Metal Percentage for both Produced Gold and Produced Palladium (but not only one of them) by 50% by payment to the Purchaser of the Buyback Fee in accordance with this Clause 14.

14.2	Buyback Notice

(A)	If the Seller wishes to reduce the Designated Metal Percentage by 50%, it shall deliver a notice (“Buyback Notice”) to the Purchaser at least 45 days before the relevant anniversary that states:

(1)	its intention to reduce the Designated Metal Percentage by 50%; and

(2)	the calculation of the Buyback Fee (“Provisional Calculation”), together with all supporting materials relating to such calculation.

(B)	Once delivered, the Buyback Notice cannot be revoked, except with the written consent of the Seller and the Purchaser.

14.3	Buyback Fee

(A)	The Purchaser shall have a period of 30 days from receipt of the Buyback Notice to deliver to a Project Entity a notice stating whether it agrees with the calculation of the Buyback Fee. If the Purchaser fails to deliver such a notice within such 30 day period it shall be deemed to have agreed with the Seller’s calculation of the Buyback Fee.

(B)	If the notice delivered by the Purchaser under Clause 14.3(A) states that the Purchaser does not agree with the calculation of the Buyback Fee, then either Party may commence a Dispute.

14.4	Payment

(A)	Notwithstanding Clause 14.3(B), from the day the Purchaser receives the Buyback Fee from the Seller based on the Provisional Calculation (such date, “Buyback Completion”), the Designated Metal Percentage under this Agreement shall be reduced by 50% as provided for in the definition of “Designated Metal Percentage”.

(B)	In the event of any Dispute regarding the amount of the Buyback Fee, the Parties agree to a determination process by an Expert in accordance with Clause 15.3. Upon the agreement or resolution (in accordance with Clause 15.3) of the amount of the Buyback Fee:

(1)	if the Buyback Fee is determined to be higher than the Provisional Calculation, a Project Entity shall pay to the Purchaser the balance of the amount of the Buyback Fee as agreed or determined plus interest on such balance at a per annum rate equal to 14% from and after Buyback Completion, calculated calendar monthly in arrears and compounded calendar monthly; and

(2)	if the Buyback Fee is determined to be lower than the Provisional Calculation, the Purchaser shall pay to the relevant Project Entity the amount of any excess as agreed or determined plus interest on such excess at a per annum rate equal to 14% from and after Buyback Completion, calculated calendar monthly in arrears and compounded calendar monthly, in each case, within 10 days of such agreement or determination.

15.	GENERAL

15.1	Disputes and Arbitration

(A)	Notice of Dispute and Negotiation

(1)	Subject to Clause 15.3 (Expert Determination), a Party who desires to submit a Dispute for resolution shall commence the dispute resolution process by providing the other Parties to the Dispute written notice of the Dispute (“Notice of Dispute”). The Notice of Dispute shall identify the parties to the Dispute and contain a brief statement of the nature of the Dispute, the relief requested and a request for negotiations among Senior Executives.

(2)	The parties to the Dispute shall seek to resolve any Dispute by negotiation between Senior Executives. Within 30 days after the date of the receipt by each party to the Dispute of the Notice of Dispute (which notice shall request negotiations among Senior Executives), the Senior Executives representing the parties to the Dispute shall meet at a mutually acceptable time and place to exchange relevant information in an attempt to resolve the Dispute.

(3)	Any Senior Executive may be accompanied at any meeting agreed amongst the parties to the Dispute pursuant to Clause 15.1(A)(2) above by legal counsel or such other professional adviser as they deem necessary, provided that they have given written notice of such intention to each other party to the Dispute at least five Business Days in advance.

(B)	Arbitration

(1)	Subject to Clause 15.3 (Expert Determination), any Dispute that is not finally resolved by negotiation in accordance with Clause 15.1(A) within 30 days after the date of receipt by each party to the Dispute of the Notice of Dispute, may be referred by any party to the Dispute to, and finally resolved by, arbitration under the LCIA Arbitration Rules of the London Court of International Arbitration (the “Arbitration Rules”) (which are deemed to be incorporated by reference into this Clause 15.1). The number of arbitrators shall be three (3). The claimant shall nominate one (1) arbitrator for appointment by the LCIA Court and the respondent shall nominate one (1) arbitrator for appointment by the LCIA Court (in the Request and in the Response, respectively). To the extent that the claimant or respondent fails nominate an arbitrator for appointment by the LCIA Court in the Request and/or Response (as applicable), the relevant arbitrator shall be chosen and appointed by the LCIA Court. The third arbitrator, who shall be the president of the arbitral tribunal, shall be selected by the two co-arbitrators within thirty (30) days of their appointment. To the extent the third arbitrator is not selected by the end of this thirty (30) day period, such arbitrator shall be chosen and appointed by the LCIA Court. The seat of arbitration shall be London, England, and the language of arbitration shall be English. The award shall be final and binding upon the Parties and the costs of the arbitration shall be apportioned by the tribunal. Judgment on the award may be entered in any court having jurisdiction. The Emergency Arbitrator provisions in the Arbitration Rules shall not apply. This Clause 15.1 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

(2)	The arbitration, including any settlement discussions between the Parties related to the subject matter of the arbitration, shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration and any appeal therefrom. None of the Parties shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, an application to a court for provisional remedies, or to satisfy that party’s financial reporting obligations, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(3)	Any award of the tribunal and the reasons therefor shall also be kept confidential except (a) as may reasonably be necessary to obtain enforcement thereof or for the purposes of any challenge or appeal therefrom; (b) for either party to comply with its disclosure obligations under Applicable Law; (c) to permit the Parties to exercise properly their rights under the Arbitration Rules; and (d) to the extent that disclosure is required to allow the Parties to consult with their professional advisors or to satisfy their financial reporting obligations.

(4)	The arbitration agreement set out in this Clause 15.1 shall be governed by and construed in accordance with English law.

(C)	Consolidated arbitration

(1)	Subject to Clause 15.3 (Expert Determination), in order to facilitate the comprehensive resolution of related Disputes, all Disputes between any of the Parties in respect of this Agreement and/or any other related agreement to which the same Parties or their Affiliates or Related Funds are party may be consolidated into a single consolidated arbitration subject to the provisions of this section. If two or more arbitrations are commenced hereunder and/or the related agreements, any party named as claimant or respondent in any of these arbitrations may petition the arbitral tribunal appointed in the arbitration commenced first (the “First Tribunal”) for an order that the several arbitrations be consolidated in a single arbitration before that arbitral tribunal (a “Consolidation Order”). The First Tribunal may only make a Consolidation Order in the following circumstances:

(a)	all parties to all the arbitrations sought to be consolidated agree to consolidation; or

(b)	the First Tribunal determines that: (i) there are issues of fact or law common to the arbitrations such that a consolidated arbitration would be more efficient than separate arbitrations; and (ii) no party would be unduly prejudiced as a result of such consolidation through undue delay or otherwise.

All the parties to the arbitrations consent to consolidation pursuant to a Consolidation Order and agree to waive any rights that they may have to object to arbitrators of the First Tribunal on the ground that they have not been nominated or appointed by such parties. In this Clause 15.1(C), “Related Fund” in relation to a fund (the “First Fund”), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

(D)	Courts

(1)	Subject to Clause 15.3 (Expert Determination), nothing in this Clause 15.1, the LCIA Rules or the law of the seat under Clause 15.1(B)(1), shall prevent any Party from commencing proceedings in the courts of any jurisdiction it chooses to obtain urgent interlocutory relief and the other Party/ies hereby submits to the jurisdiction of any such courts for the purpose of any urgent interlocutory relief.

(2)	In addition, notwithstanding anything in this Clause 15.1, the LCIA Rules or the law of the seat under Clause 15.1(B)(1), any Party shall be entitled in connection with any dispute, controversy or claim in respect of which it has served a Notice of Dispute to apply for any right, remedy or relief from any court in any jurisdiction and the other Parties hereby submit to the jurisdiction of any such courts.

(3)	In addition, notwithstanding anything in this Clause 15.1, the LCIA Rules or the law of the seat under Clause 15.1(B)(1), any Party shall be entitled in connection with the enforcement of any judgment, determination, award or negotiated settlement to apply for any right, remedy or relief from any court in any jurisdiction and the other Parties hereby submit to the jurisdiction of any such courts.

(E)	Process agent for each Project Entity and each Guarantor and waiver of immunity

(1)	Each Project Entity, each MineCo and each Guarantor hereby irrevocably authorises and appoints Law Debenture Corporate Services Limited as its authorised agent to accept service of all legal process in England and Wales on its behalf and service on such appointee at the below address and shall be deemed to be service on such Project Entity or Guarantor:

Law Debenture Corporate Services Limited

8th Floor, 100 Bishopsgate,

London, EC2N 4AG

(2)	Each Project Entity and each Guarantor agrees that any failure by its process agent to notify it of the legal process shall not invalidate the proceedings concerned. Nothing contained in this Clause 15.1(E) affects the right to serve process in another manner permitted by law.

(3)	Each Project Entity and each Guarantor agrees that to the extent that they may in any proceedings in any jurisdiction arising out of or in connection with this Agreement or in any proceedings in any jurisdiction taken for the enforcement of any determination, decision, order or award made in such proceedings claim for itself or its assets, properties or revenues any immunity, sovereign or otherwise, from suit or other legal process including, without limitation, arbitration proceedings and all forms of execution, attachment or enforcement or to the extent that in any such proceedings there may be attributed to itself or its assets, properties or revenues any such immunity (whether or not claimed), each Project Entity and each Guarantor hereby irrevocably waives and agrees not to plead or claim any such immunity in relation to any such proceedings.

(F)	Process agent for the Purchaser and waiver of immunity

(1)	The Purchaser hereby irrevocably authorises and appoints Orion Resource Partners (UK) LLP, a limited liability partnership incorporated under the laws of England & Wales with registered number OC404376 whose registered office is at [***] as its authorised agent to accept service of all legal process in England and Wales on its behalf and service on such appointee at such address shall be deemed to be service on the Purchaser.

(2)	The Purchaser agrees that any failure by its process agent to notify it of the legal process shall not invalidate the proceedings concerned. Nothing contained in this Clause 15.1(F) affects the right to serve process in another manner permitted by law.

(3)	The Purchaser agrees that to the extent that it may in any proceedings in any jurisdiction arising out of or in connection with this Agreement or in any proceedings in any jurisdiction taken for the enforcement of any determination, decision, order or award made in such proceedings claim for itself or its assets, properties or revenues any immunity, sovereign or otherwise, from suit or other legal process including, without limitation, arbitration proceedings and all forms of execution, attachment or enforcement or to the extent that in any such proceedings there may be attributed to itself or its assets, properties or revenues any such immunity (whether or not claimed), the Purchaser hereby irrevocably waives and agrees not to plead or claim any such immunity in relation to any such proceedings.

15.2	Governing Law and Jurisdiction

(A)	This Agreement and any non-contractual obligations arising from or connected with it shall be governed by English law and this Agreement shall be construed in accordance with English law.

(B)	The uniform law on sales and the uniform law on formation to which effect is given by the uniform laws on International Sales Act 1967, the United Nations Convention on International Sales of Goods of 1980 and the United Nations Convention on Prescription (Limitation) in the International Sales of Goods of 1974 and the Amending Protocol of 1980 shall not apply to this Agreement or any other Stream Document.

15.3	Expert Determination

(A)	If any Parties are unable to achieve an agreement in relation to any matter which is expressly stated in this Agreement that may be referred to an Expert (as defined below), one Party may give the other relevant Parties a written notice of referral to expert determination (referred to as an “Expert Dispute”).

(B)	The Expert shall be appointed by agreement between the parties to the dispute within ten (10) days of the notice of referral or, failing such agreement, by the President of the LCIA Court for the time being. The Expert shall be an investment banker or finance professional with at least 10 years’ experience in the mining industry.

(C)	The Expert shall have the power to determine an Expert Dispute. Subject to the terms of this Clause 15.3 the Expert shall be entitled to determine the procedure to be followed in arriving at his or her determination (in the absence of agreement between the parties to the dispute). The Expert shall be entitled to appoint legal or other advisers if the parties to the dispute agree.

(D)	In making a determination:

(1)	the Expert shall act in the capacity of an expert, not an arbitrator;

(2)	each party to the dispute may make written representations to the Expert including its position on the issue in dispute. The Expert will set a timetable for the submission of such written representations. The Expert is entitled to make his or her determination after the expiry of the periods set out in the timetable, whether or not written representations were submitted by each party to the dispute; and

(3)	in making his or her decision the Expert must select a position submitted by a party to the dispute and may not select or substitute his own view on the dispute (regardless of whether or not each party to the dispute submits a position).

(E)	The Expert shall produce a determination within twenty (20) Business Days of his or her appointment and shall give written reasons for his or her determination transmitted to the parties to the dispute by email on the date of his or her determination. Any sum ordered to be payable shall be paid within fourteen (14) days of the date of the decision and the Parties must do all things necessary to give effect to and comply with the determination of the Expert (including, if applicable, paying the Expert determined Buyback Fee).

(F)	Subject to Clause 15.3(I), the Expert’s determination shall be final and binding, save in the case of fraud or manifest error.

(G)	The Expert shall have the power to award costs as well as interest on any sums awarded as he or she shall think appropriate. The fees of the Expert shall be shared equally unless he or she determines otherwise.

(H)	If a Party raises an objection that an alleged Expert Dispute is not an Expert Dispute and should be resolved in accordance with Clause 15.1, the Expert shall be competent to rule on whether the alleged Expert Dispute is in fact an Expert Dispute.

(I)	The determination of the Expert will not be final and binding where, within fifteen (15) Business Days of the determination of the Expert being notified to the parties to the dispute:

(1)	a party to the dispute gives notice to all other parties to the dispute that it is dissatisfied with the determination of the Expert; and

(2)	that party to the dispute issues a Notice of Dispute under Clause 15.1 in respect of the Expert Dispute the subject of the determination of the Expert,

in which case, the determination of the Expert will be binding on an interim basis, and the Parties agree to do all things necessary to give effect to and comply with the determination of the Expert until the Expert Dispute the subject of the determination of the Expert is finally resolved by proceedings in accordance with Clause 15.1.

15.4	Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

15.5	No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchaser and a Project Entity or any Seller Group Member.

15.6	Notices

Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by e-mail transmission or other by electronic communication, addressed to:

(A)	If to a Project Entity or any MineCo to:

[***]

E-mail:	[***]

[***]

[***]

(B)	If to Purchaser:

[***]

Attention:	[***]
Email:	[***]

with a copy to:

[***]

Attention:	[***]
Email:	[***]

or at such other address or email address as such Party from time to time directs in writing to the other Party. Subject to Clause 15.7, any notice or other communication given in accordance with this section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at of the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

15.7	Callback Contact

(A)	Notwithstanding any other provision of this Agreement, no notice, instruction or other communication relating to any change in any details of the Purchaser or the Seller or any Seller Group Member relating to payment (including identity of such Person, receiving bank or receiving account number, broker, broker account number, or, if applicable, refinery), or in any details of such Person’s callback contact, will be valid, and shall not be complied with by any Party unless:

(1)	written notice of the change is given in accordance with Clause 15.6;

(2)	the Person giving notice of the change is not a callback contact further to Clause 15.7(B); and

(3)	such instruction is confirmed verbally by telephone or voice over internet protocol call, and not by writing in any form, between the Purchaser’s callback contact and the Seller’s callback contact using the relevant details for that callback contact in Clause 15.7(B), with such verbal confirmation being further confirmed to the callback contact of the Party giving such instruction via a second written notice given by the callback contact of the Party receiving such instruction in accordance with Clause 15.6 (Notices) contemporaneously with the completion of such verbal confirmation.

(B)	Callback Contacts

The callback contacts for this Clause 15.7 are the following Persons with the following contact details, or such other Persons or contact details as the relevant Party may notify from time to time in accordance with Clause 15.7(A).

Purchaser callback contact	Seller callback contact

Name: [***]	Name: [***]

Email: [***]	Email: [***]

Telephone number: [***]	Telephone number: [***]

15.8	Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and coordinate, any public notices, press releases, and any other publicity concerning the entering into of this Agreement and none of the Parties or its Affiliates shall act in this regard without reasonable prior consultation with the other Parties, unless such disclosure is required to meet timely disclosure obligations of such Parties or their Affiliates under Applicable Laws in circumstances where prior consultation with the other Parties is not practicable, and a copy of such disclosure shall be provided to the other Parties at such time as it is made publicly available.

15.9	Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

15.10	Third party rights

Except for an Indemnified Party further to Clause 13.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

15.11	Entire Agreement

This Agreement and the Stream Documents together constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, with respect to the subject matter hereof and thereof by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement or the Stream Documents.

15.12	Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

15.13	Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect and the Parties shall negotiate in good faith to replace any provision that is invalid, illegal or unenforceable with such other valid provision that most closely replicates the economic effect and rights and benefits of such impugned provision.

15.14	Costs and Expenses

(A)	Except as otherwise provided for in this Agreement and subject to the following sentence, all costs and expenses incurred by a Party shall be for its own account.

(B)	The Project Entities shall pay to the Purchaser on demand all reasonable and documented costs and expenses of the Purchaser (including, without limitation, all fees, expenses and disbursements of legal counsel) in connection with: (A) its due diligence investigations in connection with the transactions contemplated by this Agreement (provided that such reimbursement shall not exceed [***] without the written approval of the Project Entities); (B) the preparation, negotiation, and completion of, this Agreement and the other Stream Documents and all instruments supplemental or ancillary thereto; (C) any actual or proposed amendment or modification thereof or any waiver under the Stream Documents, and all instruments supplemental or ancillary thereto, made at the request of the Project Entities; and (D) the registration, maintenance or discharge of any Security in any public record office, provided that the Purchaser shall use reasonable efforts to keep such costs and expenses to a minimum.

(C)	Any costs and/or fees under or in connection with any Transfer and/or Change of Control in respect of the Purchaser in each case, shall be for the account of the Purchaser only.

(D)	The Seller shall pay all costs and expenses (including, without limitation, all fees, expenses and disbursements of legal counsel) of the Purchaser in connection with any exercise of rights pursuant to or compliance with the terms of Clauses 7.1 or 7.2 (including any such costs and expenses incurred further to Clauses 7.6 in connection with a Transfer or Change of Control permitted further to Clauses 7.1 or 7.2) or in connection with Clause 8.5.

15.15	Overdue Payments

Any payment or Delivery not made by a Party on or by any applicable payment or Delivery Date referred to in this Agreement shall incur interest from the due date until such payment or Delivery is paid or made in full at a per annum rate equal to 14% from and after the due date, calculated and paid calendar monthly in arrears and compounded calendar monthly if unpaid.

15.16	Set-Off

Provided that no Purchaser Event of Default is continuing, the Purchaser may set off any amount owed by the Purchaser to any Project Entity against any dollar amount or Refined Gold or Refined Palladium owed to the Purchaser by a Project Entity. Subject to Clause 2.5, any amount of Refined Gold or Refined Palladium set off and withheld against any non-payment by a Party shall be valued at the Gold Market Price or the Palladium Market Price (as applicable) as at two Business Days before the relevant Delivery Date and shall result in a reduction in an amount of Refined Gold or Refined Palladium (as applicable) otherwise to be delivered by that number of ounces equal to the dollar amount set off divided by the Gold Market Price or the Palladium Market Price (as applicable), as at two Business Days before the relevant Delivery Date.

15.17	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement in electronic format shall be effective as delivery of a manually executed counterpart of this Agreement.

15.18	Unavailability of forecasts

If any of the forecasters referred to in the definition of “NPV Criteria” has not published forecasts for the applicable metal(s) prior to end of the last calendar quarter they shall be excluded with respect to such metal(s) for the purposes of such definition and the lists shall be updated by the Purchaser and the Seller, acting reasonably, in writing from time to time in order to remove from such list(s) and replace any institution that ceases to publish the relevant information.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

SIGNATURE PAGE TO THE PURCHASE AND SALE AGREEMENT (GOLD AND PALLADIUM)

OMF FUND III (Kr) LLC, in its capacity as Purchaser

By:	/s/ [***]
Name:[***]
Title: Authorized Signatory

Pilanesberg Platinum Mines (Pty) Ltd, as ProjectCo

By:	/s/ Erich Clarke
Name: Erich Clarke
Title: Director

Sedibelo Group Services (Pty) Ltd, as Seller

By:	/s/ Erich Clarke
Name: Erich Clarke
Title: Director

Richtrau No. 123 (Pty) Limited, as Magazynskraal MineCo

By:	/s/ Erich Clarke
Name: Erich Clarke
Title: Director

SEDIBELO RESOURCES LIMITED

By:	/s/ Erich Clarke
Name: Erich Clarke
Title: Director

SIGNATURE PAGE TO THE PURCHASE AND SALE AGREEMENT (GOLD AND PALLADIUM)

CLIDET NO. 832 (PTY) LIMITED

By:	/s/ Erich Clarke
Name: Erich Clarke
Title: Director

ORKID S.Á R.L.

By:	/s/ Erich Clarke
Name: Erich Clarke
Title: Director

PLATINUM INVESTOR CONSORTIUM (PTY) LIMITED

By:	/s/ Erich Clarke
Name: Erich Clarke
Title: Director

Certain schedules and other similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

Schedule 1
PROJECT SCHEDULE AND BUDGET

[***]

Schedule 2
LEASED PROPERTIES

Item No	Farm Description	Portion Number	Hectares	Title Deed No.	Type of Right	Company Seller Group Holder
1	Farm Wilgespruit 2, Registration Division JQ, North West Province	Farm	2969,6863	[***]	Sub-Lease	ProjectCo
2.	Farm Wilgespruit 2, Registration Division JQ, North West Province	Farm	2969,6863	[***]	Notarial Lease [***]	IBMR MineCo

Schedule 3
REPRESENTATIONS AND WARRANTIES OF THE PROJECT ENTITIES, GUARANTORS AND MINECOS

1.	GENERAL CORPORATE

1.1	It is validly incorporated, organised and subsisting in accordance with the Applicable Laws of its place of incorporation.

1.2	It has full power and capacity to enter into and perform its obligations under the Stream Documents and to ensure that the obligations expressed to be assumed by it thereunder are legal, valid, binding and enforceable.

1.3	All necessary consents and authorisations (corporate and otherwise) for the execution, delivery and performance by it of the Stream Documents in accordance with their terms and to ensure that the obligations expressed to be assumed by it thereunder are legal, valid, binding and enforceable have been obtained.

1.4	Its execution, delivery and performance of the Stream Documents complies with its constitution and does not constitute a breach of any Applicable Law or obligations, conflict with or cause a default under any agreement by which it is bound.

1.5	To the extent applicable to it, it is in compliance with the Mining Charter and any other Applicable Law promoting B-BBEE and all applicable B-BBEE Requirements.

1.6	No meeting has been convened, resolution proposed or order made for the winding up, or the appointment of an administrator, of it, and no mortgagee or chargee has taken, attempted to take or indicated an intention to exercise its rights under any security granted by it or in relation to it.

1.7	The Seller Group Structure attached to this Agreement as Appendix 1 to this Schedule 3 is true, complete and accurate in all material respects and shows the following information:

(A)	each Seller Group Member, including its current name, jurisdiction of incorporation and shareholding; and

(B)	all minority interests in any Seller Group Member and any person in which any Seller Group Member holds shares in its issued share capital or equivalent ownership interest of such person.

2.	BOOKS AND RECORDS

2.1	The statutory books, including all asset and securities and other registers and minute books and records, of each Seller Group Member have been kept substantially in accordance with the requirements of all Applicable Laws of its place of incorporation or formation, are up to date, and contain an accurate and complete record of the matters contained in those books and records.

2.2	All statutory books and records of each Seller Group Member are in the possession or otherwise under the direct control of the relevant Seller Group Member.

3.	FINANCIAL STATEMENTS AND LIABILITIES

3.1	Except as set forth in the notes thereto, the audited annual financial statements of the Seller Group Members have been prepared in accordance with all Applicable Laws with IFRS consistently applied, and they present a true and correct view of the financial position (including the assets and liabilities), results of operations (including the profits and losses) and cash flows of the Seller Group Members as at the dates and for the periods indicated therein.

3.2	Except to the extent set out in paragraph 1, labelled “SARS Proceedings” of the Disclosure Letter, no Seller Group Member has any material liabilities of any kind (including, for the avoidance of doubt, financial position liabilities and contingent liabilities) that would have been required to be reflected in, reserved against or otherwise described in its financial statements or its audited statement of financial position or in the notes thereto in accordance with IFRS and were not so reflected, reserved against or described, other than liabilities incurred in the ordinary course of business after the date at which the relevant audited statement of financial position was prepared.

3.3	The Security has or will have the ranking in priority which it is expressed to have in the Intercreditor Agreement and is not subject to any prior ranking or pari passu Security or any other rights or interests and any other rights or interests other than to the extent set out in the Intercreditor Agreement.

4.	ABSENCE OF CERTAIN DEVELOPMENTS

No Project Entity Event of Default is continuing under any Stream Document.

5.	TAXES

5.1	All Taxes due and payable by the Project Entities or any Guarantor or MineCo (whether or not shown due on any Tax returns and whether or not assessed (or reassessed) by the appropriate Governmental Body) have been timely paid to the extent not disputed in good faith (and all Taxes disputed in good faith have been disclosed at paragraph 1, labelled “SARS Proceedings” of the Disclosure Letter, and properly provisioned for in the relevant Person’s accounts). All assessments and reassessments received by the Project Entities, any Guarantor and any MineCo in respect of Taxes have been paid to the extent not disputed in good faith and all assessments and reassessments disputed in good faith have been disclosed in reasonable detail to the Purchaser and properly provisioned for in the relevant Person’s accounts.

5.2	All Tax returns required by Applicable Law to be filed by or with respect to the Project Entities, any Guarantor and any MineCo have been properly prepared and timely filed and all such Tax returns (including information provided therewith or with respect thereto) are true, complete and correct in all material respects, and no material fact or facts have been omitted therefrom which would make any such Tax returns misleading.

5.3	Adequate provision has been made by the Project Entities, each Guarantor and each MineCo in their respective audited annual financial statements for all Taxes for any period for which Tax returns are not yet required to be filed, or for which Taxes are not yet due or payable, up to the date of the audited annual financial statements.

6.	PROJECT PROPERTY

6.1	Except to the extent set out in paragraph 2 , labelled “Mining Rights” and paragraph 3, labelled “Access Rights”, of the Disclosure Letter, the MineCos are collectively the legal and beneficial holders of a one hundred percent (100%) interest in the Project Real Property, free of any Encumbrance (other than any Permitted Encumbrance).

6.2	Except to the extent set out in paragraph 2, labelled “Mining Rights” and paragraph 3, labelled “Access Rights”, of the Disclosure Letter, the ProjectCo and Magazynskraal MineCo are the lawful holders and sole beneficial owners of the Mining Rights and so far as the Seller Group Members are aware, no other Person is claiming to be entitled to a mining or prospecting right in respect of all or part of the Mining Areas and there is no dispute between the ProjectCo, IBMR MineCo, Magazynskraal MineCo, the DMR or the Minister of Mineral Resources, Mining Titles Office or any third party regarding the grant or registration of the Mining Rights or notarial deeds of amendment or cessions relating to the Mining Rights.

6.3	Except to the extent set out in paragraph 2, labelled “Mining Rights”, of the Disclosure Letter in respect only of the IBMR Mining Right and the Richtrau Mining Right, the Mining Rights and each other Material Project Authorization are in good standing under the MPRDA, the Mining Charter and any other applicable regulations, have been fully and effectively acquired and are, to the knowledge of each Seller Group Member not liable to suspension, cancellation or forfeiture for any reason and, they are not aware of any circumstances which may give rise to such suspension, cancellation or forfeiture.

6.4	Except to the extent set out in paragraph 3, labelled “Access Rights”, of the Disclosure Letter, the MineCos have complied with all Applicable Laws in respect of the relevant Project Property in all material respects and all fees (including annual fees per hectare and state inspection fees), rents, rates, royalties (including statutory royalty and landowner’s royalty), taxes and other similar payments due and payable in respect of all of the Mining Rights have been paid.

6.5	That none of the Project Entities, the Guarantors or the MineCos are engaged in any litigation, arbitration or other proceeding concerning any of the Project Property and no Project Entity, Guarantor or MineCo is aware of any pending or threatened litigation, arbitration or other proceeding concerning the Project Property, which if successful would materially affect the operation of the Project or which has an amount in dispute in excess of [***] (or its equivalent in other currencies).

6.6	Except to the extent set out in paragraph 3, labelled “Access Rights”, of the Disclosure Letter, to the knowledge of each of the Seller Group Members there is no basis for any claim adverse to the right, title and interest of any Seller Group Member to the Project Real Property.

6.7	Apart from the Existing Stream Agreements, the Anglo Agreement or further to any Senior Financing, as required by Applicable Law or otherwise as permitted in this Agreement, there are no agreements, arrangements, understandings, rights or options to acquire or purchase any of the Project Property or any portion thereof or any interest therein (including any Encumbrance) or any claim to any royalty or other interest in any of the Project Property or production therefrom and no person other than the Seller and the MineCos (as applicable) and the Purchaser, has any right, title, interest or claim whatsoever in the Project Property or in production from the Project Property.

6.8	Except to the extent set out in paragraph 2, labelled “Mining Rights”, of the Disclosure Letter in respect only of the IBMR Mining Right and the Richtrau Mining Right, the MineCos hold all Material Project Authorizations, Mining Rights required from any Governmental Body to own their interest in the relevant Project Property, to conduct the then-current Mining Operations on the relevant Project Property, and to access the relevant Project Property.

6.9	Except to the extent set out in paragraph 3, labelled “Access Rights”, of the Disclosure Letter, each MineCo has full and continuous access to the Project Property for the performance of its exploration, development, expansion, construction, operation and mining and related works on such Project Property, in each case, as required in order to ensure that the Project is constructed, developed and operated in accordance with the Mine Plan, and no event of default exists (and, to the knowledge of each Seller Group Member, no other circumstances exist which constitute or (with the giving of notice, lapse of time, determination of materiality, or the fulfilment of any other condition or any combination of the foregoing) would constitute a default) under the arrangements governing such rights of access to such Project Property.

6.10	To the Seller Group Members’ knowledge, except to the extent set out in paragraph 4, labelled “Occupiers on the Farm Wilgespruit 2 JQ”, of the Disclosure Letter, no Seller Group Member or any of their respective Affiliates is party to any material disputes or material disturbances relating to the Project or resulting from Mining Operations involving local communities.

6.11	All relocation agreements required in order to enable ProjectCo to have unhindered access to the Mining Area are in full force and effect and unconditional in accordance with their terms.

7.	MATERIAL CONTRACTS

7.1	Subject to Clause 5.16, the Seller Group Members have provided to the Purchaser prior to the date of this Agreement complete and accurate copies of the Material Contracts, all of which are listed in Appendix 2 to this Schedule 3.

7.2	Each MineCo has entered into all Material Contracts required at the time such representation and warranty is made or given for the Project and such Material Contracts to which it or any Seller Group Member is a party or by which any of them are otherwise bound are in full force and effect and constitute valid and enforceable obligations of the parties thereto.

7.3	Except to the extent set out in paragraph 6, labelled “Material Contracts”, of the Disclosure Letter, no Project Entity, Guarantor or MineCo, nor to knowledge of each Seller Group Member, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation under any Material Contract in respect of the Project, any Mining Operations or any financing or indebtedness in respect of the Project (including but not limited to the Senior Financing), and, to the knowledge of each Seller Group Member, no event has occurred which, with notice or lapse of time or both, would constitute such a material default thereunder.

7.4	No Project Entity, Guarantor or MineCo has received notice of any intention to terminate any Secured Material Contract or repudiate or disclaim any transaction contemplated thereby.

8.	INSURANCES

All of the insurance policies relating to the business of every Seller Group Member are held in the name of the relevant Seller Group Member as set out in paragraph 5(D) of the Disclosure Letter, and every Seller Group Member has an insurable interest in such insurance policies. Such insurance policies provide sufficient and adequate cover and protection for each Seller Group Member and its business operations. All such insurance policies are in full force and effect and, as at the date of this Agreement, are not void or voidable. All premiums payable to date have been paid and, to the knowledge of each Seller Group Member, there are no circumstances which might lead to: (i) the insurers avoiding any liability under them; or (ii) except to the extent set out in paragraph 5(A) and 5(B) of the Disclosure Letter, the premiums being increased in an amount greater by [***]. Except to the extent set out in paragraph 5, labelled “Insurance”, of the Disclosure Letter, no Seller Group Member has any outstanding claim under any such insurance in an amount greater than [***] and, to the knowledge of each Seller Group Member, there are no circumstances likely to give rise to such a claim. To the knowledge of each Seller Group Member, there are no facts, matters or circumstances which would give rise to the non-renewal of any insurance policy in the future, or the renewal of any insurance policy subject to the imposition of onerous conditions not presently applicable.

9.	LITIGATION

9.1	Except to the extent set out in paragraph 1 of the Disclosure Letter, labelled “SARS Proceedings”, no Seller Group Member is party to any material Legal Proceedings, and there are no material Legal Proceedings pending or threatened against any Seller Group Member. For the purposes of this paragraph 9.1, “material” includes any Legal Proceedings with an expected value or liability of [***] or more.

9.2	No Seller Group Member is in default under or with respect to any judgment, order or award, interdict, decree or any similar pronouncement (which is not restricted from being enforced or implemented) of any court or other similar tribunal (including administrative authority or body) having jurisdiction in respect of it.

9.3	To the knowledge of each, no Seller Group Member, nor any of its current senior management, director’s or officer’s has been charged with, nor has committed, any crime or been subject to any criminal investigation within the last five years.

9.4	Except to the extent set out in paragraph 8 of the Disclosure Letter, labelled [***], So far as the Seller Group Members are aware, no Seller Group Member, nor any of its senior management, director’s or officer’s, is or has been the subject of any material investigation, enquiry or enforcement proceedings by any Governmental Body within the last five years.

10.	COMPLIANCE WITH LAWS

10.1	Except to the extent set out in paragraph 2, labelled “Mining Rights”, of the Disclosure Letter, each Seller Group Member has acted, and the Mining Operations have been conducted, in all material respects in accordance with all Applicable Laws, including the MPRDA, all Environmental Laws and all Health and Safety Laws and, to the knowledge of each Seller Group Member, no circumstances have occurred in connection with the Mining Operations or otherwise in connection with the activities of any Seller Group Member which would constitute a breach of Applicable Laws, including the MPRDA, all Environmental Laws, all applicable workers’ compensation regulations and all Health and Safety Laws.

11.	ANTI-BRIBERY, ANTI-MONEY-LAUNDERING AND SANCTIONS

11.1	Each Seller Group Member and their respective directors, officers, employees, (and subject to the knowledge of each Seller Group Member) agents and representatives have complied in all material respects with all Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions applicable to such Person or its activities and, except to the extent set out in paragraph 8, labelled [***], of the Disclosure Letter, no Seller Group Member nor any of their directors, officers , employees, agents or representatives has been the subject to any claim by any Governmental Body or any Person regarding any offence or alleged offence under any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions applicable to such Person no such claim has been threatened nor, to the knowledge of Seller Group Member, is pending, and there are no circumstances likely to give rise to any such claim.

11.2	No Seller Group Member or their respective directors, officers, employees, (and subject to the knowledge of each Seller Group Member) agents or representatives, is or has been a Sanctioned Person or a Sanctioned Entity.

11.3	No Seller Group Member nor any of their respective directors, officers, employees, (and subject to the knowledge of each Seller Group Member) agents or representatives have made, offered or authorised any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any Public Official, any political party, political party official, or candidate for office, or any other individual or entity, where such payment, gift, promise or advantage would violate the Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions applicable to such Person.

11.4	Except to the extent set out in paragraph 7, labelled “Seller Group Member Director Disclosures”, of the Disclosure Letter, to the knowledge of each Seller Group Member, none of any Seller Group Member’s directors, officers, employees, agents or representatives is a Public Official, and no Public Official has any legal or beneficial interest in this Agreement or in any payments to be made by any Project Entity, Guarantor or MineCo hereunder.

12.	DISCLOSURE

12.1	All information provided to the Purchaser or any Affiliate of it (including any of their advisers) in writing (including in the Data Room or by electronic means), in connection with the transactions contemplated by this Agreement and the Security Documents is true, complete and accurate in all material respects and is not misleading in any material respect and no information has been omitted or given to, or withheld from, the Purchaser or any Affiliate of it (including any of their advisers) that results in any of the aforementioned information being untrue, inaccurate or misleading in any material respect or (as applicable) which was necessary in order to make the information provided true, accurate and not misleading in all material respects.

12.2	The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves and technical reports disclosed in the Mine Plan for the Project have been prepared and disclosed in accordance with Applicable Law and Good Industry Practice. Each MineCo is in compliance, in all material respects, with the requirements prescribed by the SAMREC Code (as in effect on the date of publication of the relevant report or information). The mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Mine Plan were not, at the date of disclosure, inaccurate in any material respect. To the knowledge of the Seller Group Members, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves for the Project from the amounts last disclosed by the ProjectCo in the Mine Plan. The Mine Plan was prepared and updated in all respects in compliance with the SAMREC Code.

12.3	The expenses identified in the Project Schedule and Budget represent each MineCo’s best estimate (based on assumptions reasonably made at the time such estimate was prepared) of projected expenses and schedule for the period covered thereby.

Appendix 1
SELLER GROUP STRUCTURE

[***]

Appendix 2
MATERIAL CONTRACTS

[***]

Schedule 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(A)	It is validly incorporated, organised and subsisting in accordance with the Applicable Laws of its place of incorporation.

(B)	It has full power and capacity to enter into and perform its obligations under the Stream Documents.

(C)	All necessary consents and authorisations for the execution, delivery and performance by it of this Agreement in accordance with its terms have been obtained.

(D)	Its execution, delivery and performance of the Stream Documents complies with its constitution and does not constitute a breach by it of any Applicable Law or obligation, or cause a default under any agreement by which it is bound.

(E)	No meeting has been convened, resolution proposed or order made for the winding up, or the appointment of an administrator, of it, and no mortgagee or chargee of it has taken, attempted to take or indicated an intention to exercise its rights under any security.

(F)	It and its directors, officers and employees have complied with all material Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions applicable to such Person or its activities and that it is not and has not been a Sanctioned Person or Sanctioned Entity.

Schedule 5
MINING AREAS

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Schedule 6
DATA ROOM INDEX

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Schedule 7
HEDGING POLICY

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Schedule 8
FORM OF OPERATION AND PRODUCTION REPORT

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Schedule 9BUYBACK FEE SAMPLE CALCULATION

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Schedule 10 EARLY TERMINATION AMOUNT SAMPLE CALCULATION

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Schedule 11
FORM OF STREAM ACCESSION DEED

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Schedule 12 OUTPUT SUMMARY

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